UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CLARIENT, INC.

(Name of Subject Company)

CLARIENT, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

Preferred Stock, par value $0.01 per share

(Title of Class of Securities)

Common Stock: 180489106 and 180 RESTR

Series A Convertible Preferred Stock: Not applicable

(CUSIP Number of Class of Securities)

Ronald A. Andrews

Chief Executive Officer and Vice Chairman

31 Columbia

Aliso Viejo, California 92656

(949) 425-5700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

W. Alex Voxman

R. Scott Shean

Latham & Watkins LLP

355 South Grand Avenue

Los Angeles, California 90071

(213) 485-1234

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

Item 1.	Subject Company Information.

Name and Address.

The name of the subject company is Clarient, Inc., a Delaware corporation (the “Company” or “Clarient”). The address and telephone number of the Company’s principal executive offices are 31 Columbia, Aliso Viejo, California 92656, (949) 425-5700.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the common stock, par value $0.01 per share (the “Common Shares”), and the Series A Convertible Preferred Stock, par value $0.01 per share (the “Preferred Shares” and, together with the Common Shares, collectively, the “Shares”), of the Company. As of the close of business on November 2, 2010, 88,698,791 Common Shares and 5,263,158 Preferred Shares were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address.

Clarient is the person filing this Schedule 14D-9 and is the subject company. The Company’s name, business address and business telephone number are set forth in Item 1 above and are incorporated herein by reference. The Company’s website is www.clarientinc.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference, and should not be considered a part of this Schedule 14D-9.

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Crane Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of General Electric Company, a New York corporation (“General Electric”), pursuant to which Purchaser has offered to purchase all of the outstanding Common Shares and Preferred Shares, at a price of $5.00 per Common Share (the “Common Offer Price”) and $20.00 per Preferred Share (the “Preferred Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated November 5, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with any exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”) filed by General Electric and Purchaser with the Securities and Exchange Commission (the “SEC”) on November 5, 2010. The Offer to Purchase and related Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 22, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among General Electric, Purchaser and Clarient. The Merger Agreement provides, among other things, that following the time Purchaser accepts for payment any Shares tendered and not validly withdrawn pursuant to the Offer (the “Completion of the Offer”), Purchaser will be merged with and into Clarient (the “Merger ” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Contemplated Transactions”) upon the terms and conditions set forth in the Merger Agreement. As a result of the Merger, each Share (other than Shares owned by General Electric, Purchaser or any of their respective wholly-owned subsidiaries, any Company subsidiary or in the treasury of the Company, and other than Shares held by stockholders who have perfected their statutory dissenters rights of appraisal under Section 262 of the Delaware General Corporation Law (“DGCL”)) will be converted into the right to receive the Common Offer Price or the Preferred Offer Price, as applicable, net to the seller in cash, without interest and less any required withholding taxes. Following the effective time of the Merger (the “Completion of the Merger”), Clarient will continue as an indirect wholly-owned subsidiary of General Electric (after the Completion of the Merger, Clarient is sometimes referred to herein as the “Surviving Corporation”). A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is midnight, New York City time, at the end of the day on Monday, December 6, 2010, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the SEC or applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

According to the Schedule TO, the business address and telephone number for General Electric are 3135 Easton Turnpike, Fairfield, Connecticut 06828-0001, (203) 373-2211, and the business address and telephone number for Purchaser are 9900 W. Innovation Drive, Wauwatosa, Wisconsin 53226, (262) 544-3011.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Schedule 14D-9, and in the Information Statement (the “Information Statement”) filed as Annex I to this Schedule 14D-9 (and incorporated by reference into this Item 3), to the knowledge of Clarient, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between Clarient or any of its affiliates, on the one hand, and (a) any of its executive officers, directors or affiliates, and (b) General Electric, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to Clarient’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with General Electric’s right to designate persons to Clarient’s board of directors (the “Board of Directors” or “Company Board”) representing a majority of the Board of Directors, other than at a meeting of the stockholders of the Company.

Arrangements between Clarient and General Electric and Purchaser.

Merger Agreement.

The summary of the Merger Agreement and the description of the terms and conditions of the Offer and related procedures and withdrawal rights contained in the Offer to Purchase, which is being filed as Exhibit (a)(1)(A) to the Schedule TO, are incorporated in this Schedule 14D-9 by reference. The summary of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been included as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The summary of the principal terms of the Merger Agreement in this Schedule 14D-9 and the copy of the Merger Agreement filed as an exhibit to this Schedule 14D-9 are intended to provide holders of Shares with information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about the Company or General Electric in their respective public reports filed with the SEC. In particular, the Merger Agreement and the related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company or General Electric.

The Merger Agreement may be terminated under certain customary circumstances, including by General Electric if the Board of Directors withdraws or changes its recommendation in support of the Offer, or by the Company if the Board of Directors decides to accept a superior acquisition proposal. In each of these cases, the Company may be required to pay General Electric a termination fee of $18 million (the “Breakup Fee”). In addition, if the Offer expires or terminates without any Shares being purchased or is not completed before April 22, 2011, either General Electric or the Company may terminate the Merger Agreement subject to certain conditions. If prior to the date of any such termination, a competing acquisition proposal is publicly disclosed and the Company enters into an agreement to consummate, or actually consummates, a competing acquisition proposal within six (6) months after such termination, then the Company may also be required to pay General Electric the Breakup Fee upon completion of such competing acquisition proposal.

The assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by the Company to General Electric in connection with the signing of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the Company, General Electric and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the Company, General Electric or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality different from that generally applicable under federal securities laws.

Confidentiality Agreement.

General Electric and Clarient entered into a confidentiality agreement, dated June 6, 2010 (the “Confidentiality Agreement”), during the course of discussions between such parties regarding a potential acquisition of Clarient. Under the Confidentiality Agreement, each party agreed, subject to certain exceptions, to keep non-public information concerning the other party confidential.

The foregoing description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which is included as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement.

General Electric and Clarient entered into an exclusivity agreement, dated September 30, 2010 (the “Exclusivity Agreement”), during the course of discussions between such parties regarding a potential acquisition of Clarient. Under the Exclusivity Agreement, Clarient agreed not to (i) initiate, solicit or knowingly encourage any inquiries, proposals or offers from third parties relating to the acquisition of the Company, any of its subsidiaries or Clarient Pathology Services, Inc. (“CPS”) (collectively, an “Acquisition Transaction”); (ii) enter into any agreement to issue or sell any of its capital stock; or (iii) have any communication with third parties relating to the acquisition of a material portion of the stock or assets of the Company, subject to limited exceptions. The Exclusivity Agreement expired on October 18, 2010 at 8:00 a.m. Eastern Time.

The foregoing description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the Exclusivity Agreement, which is included as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Overview.

Certain executive officers and directors of Clarient may be deemed to have interests in the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of Clarient’s stockholders generally. These interests may present these individuals with certain potential conflicts of interest. In reaching its decision to approve the Merger Agreement and the Contemplated Transactions, the Board of Directors was aware of these potential conflicts of interests and considered them, along with other matters described below in “Item 4. The Solicitation or Recommendation — Reasons for the Recommendation by the Board of Directors.”

For further information with respect to the arrangements between Clarient and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement under the headings “Certain Relationships and Related Transactions”; “Director Compensation”; “2009 Director Compensation Table”; “Ownership of Company Common Stock by Directors and Executive Officers”; “Compensation Discussion and Analysis”; “2009 Summary Compensation Table”; “2009 Grants of Plan-Based Awards Table”; “2009 Outstanding Equity Awards at Fiscal Year-End Table”; and “2009 Potential Payments Upon Termination or Change of Control Table.”

Consideration for Shares Tendered Pursuant to the Offer.

If the executive officers and directors of Clarient who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Clarient. As of November 5, 2010, the executive officers and directors of Clarient and their respective affiliates beneficially owned, in the aggregate, 31,029,528 Common Shares and 5,263,158 Preferred Shares, excluding shares of Restricted Stock that will not vest prior to December 6, 2010, which is the scheduled expiration of the Offer, and excluding Shares issuable upon exercise of stock options and warrants beneficially owned by such individuals and their affiliates which are discussed below. Of the total number of Shares beneficially owned by Clarient’s executive officers, directors and their affiliates, 30,158,127 Common Shares were owned by Safeguard Delaware, Inc. (“Safeguard Delaware”), a wholly-owned subsidiary of Safeguard Scientifics, Inc. (“Safeguard”), and 5,263,158 Preferred Shares were owned by Oak Investment Partners XII, Limited Partnership (“Oak”). The directors and executive officers of the Company disclaim beneficial ownership of the Shares held by Safeguard Delaware or Oak. If the directors, executive officers and their affiliates were to tender all 31,029,528 of these Common Shares and all 5,263,158 of these Preferred Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then the directors, officers and their affiliates would receive an aggregate of $260,410,800 in cash, without interest and less any required withholding taxes. The beneficial ownership of Shares of each director and officer is further described in the Information Statement under the heading “Certain Information Concerning the Company — Ownership of Company Common Stock by Directors and Executive Officers.”

Effect of the Merger on Stock Options.

The Merger Agreement provides that the Company will cause unexpired and unexercised options or similar rights to purchase Common Shares granted under any of the Company’s stock option plans, including the Clarient, Inc. 2007 Incentive Award Plan, the Chromavision Medical Systems, Inc. 1996 Equity Compensation Plan or any other plan, agreement or arrangement (together, as amended from time, the “Company Stock Plans”) and held by an individual performing services for the Company immediately prior to the Completion of the Merger (the “Options”) to immediately vest in full upon the Completion of the Merger. In addition, under the terms of employment agreements described below with our executive officers and under the terms of certain stock option agreements with our non-employee directors, all Options held by our executive officers and certain Options held by our directors will vest upon Completion of the Offer.

Immediately prior to the Completion of the Merger, such Options will be deemed to be exercised and be terminated and converted into the right to receive an amount equal to the product of (i) the excess, if any, of the Common Offer Price over the exercise price per Share of such Options and (ii) the number of Common Shares subject to the exercisable portion of such Option in cash, without interest and less any required withholding taxes (such amount, the “Option Payment”). The Option Payment will be paid to each holder of Options as soon as practicable after the Completion of the Merger. If the exercise price of any Option equals or exceeds the Common Offer Price, such Option will be cancelled and terminated without payment of additional consideration, and all rights with respect to such Option will terminate immediately prior to the Completion of the Offer.

The table below sets forth information regarding the Options held by Clarient’s executive officers and directors as of November 5, 2010 having an exercise price per Common Share less than $5.00 that would be exchanged at the Completion of the Merger into the right to receive the Option Payment, assuming that the Completion of the Offer and the Completion of the Merger occur on December 6, 2010 for purposes of determining the number of options subject to accelerated vesting.

	Vested Options to be Converted to the Option Payment			Unvested Options to be Accelerated and Converted to the Option Payment
Name	Number of Common Shares	Weighted Average Exercise Price Per Common Share	Option Payment	Number of Common Shares	Weighted Average Exercise Price Per Common Share	Option Payment	Total Option Payments
Andrew Adams	0	$0	$0	0	$0	$0	$0
Peter J. Boni	0	0	0	0	0	0	0
James A. Datin	0	0	0	0	0	0	0
Ann. H. Lamont	0	0	0	0	0	0	0
Frank P. Slattery, Jr.	97,500	1.93	299,325	7,500	2.81	16,425	315,750
Dennis M. Smith, Jr., M.D.	97,500	1.80	312,000	7,500	2.81	16,425	328,425
Gregory D. Waller	97,500	2.04	288,600	7,500	2.81	16,425	305,025
Stephen T. Zarrilli	0	0	0	0	0	0	0
Ronald A. Andrews	998,749	1.54	3,455,672	31,251	2.10	90,628	3,546,300
David D. Daly	129,375	1.59	441,169	15,625	2.10	45,313	486,482
Michael J. Pellini, M.D.	411,456	1.65	1,378,378	338,544	1.67	1,127,352	2,505,730
Michael R. Rodriguez	0	0	0	300,000	2.44	768,000	768,000

Total	1,832,080		$6,175,144	707,920		$2,080,568	$8,255,712

Effect of the Merger on Restricted Stock.

Under the terms of restricted stock agreements governing restricted Common Shares granted under any Company Stock Plan (“Restricted Stock”) or employment agreements described below with our executive officers, all shares of restricted Stock held by our executive officers and directors will immediately vest upon Completion of the Offer. At that time, the holders of such vested shares of Restricted Stock could tender their shares in any subsequent offer period for the Offer described in the Offer to Purchase and receive the Common Offer Price for each share of Restricted Stock.

If the Restricted Stock is not vested and tendered pursuant to the prior paragraph, the Merger Agreement provides that the Company will cause all Restricted Stock held by an individual performing services for the Company immediately prior to the Completion of the Merger to immediately vest in full upon the Completion of the Merger. Each then outstanding share of Restricted Stock would then be automatically converted into the right to receive the Common Offer Price, without interest and less any required withholding taxes.

The table below sets forth information regarding the Restricted Stock held by Clarient’s directors and executive officers as of November 5, 2010 that would be exchanged in a subsequent offer period or upon the Completion of the Merger into the right to receive the Common Offer Price, assuming that such exchange occurred on December 6, 2010 for purposes of determining the number of shares of Restricted Stock subject to accelerated vesting.

Name	Number of Unvested Shares of Restricted Stock to be Accelerated and Converted to the Common Offer Price	Aggregate Common Offer Price to be paid for Unvested Restricted Stock
Andrew Adams	0	$0
Peter J. Boni	0	0
James A. Datin	0	0
Ann. H. Lamont	0	0
Frank P. Slattery, Jr.	10,000	50,000
Dennis M. Smith, Jr., M.D.	10,000	50,000
Gregory D. Waller	10,000	50,000
Stephen T. Zarrilli	0	0
Ronald A. Andrews	500,000	2,500,000
David D. Daly	158,334	791,670
Michael J. Pellini, M.D.	300,000	1,500,000
Michael R. Rodriguez	40,000	200,000

Total	1,028,334	$5,141,670

Effect of the Merger on Warrants.

The Merger Agreement provides that at the Completion of the Merger, all warrants to purchase Common Shares that are issued, unexpired and unexercised immediately prior to the Completion of the Merger (the “Warrants”) and not terminated pursuant to their terms in connection with the Merger, shall become exercisable for an amount equal to the product of (i) the excess, if any, of the Common Offer Price over the exercise price per Common Share of such Warrant and (ii) the number of Common Shares subject to the exercisable portion of such Warrant in cash, without interest and less any required withholding taxes (such amount, the “Warrant Payment”). None of the Warrants were subject to vesting and all of the Warrants were exercisable as of October 22, 2010 when the Merger Agreement was signed.

The table below sets forth information regarding Warrants held by Clarient’s directors and executive officers or their affiliates as of November 5, 2010 having an exercise price per Common Share less than $5.00 that would become exercisable for the Warrant Payment at the Completion of the Merger.

Name	Number of Warrants		Exercise Price of Warrants	Total Warrant Payments
Safeguard Delaware (1)	166,667	(1)	$1.64	$560,001
Safeguard Delaware (1)	62,500	(1)	1.3889	225,694
Safeguard Delaware (1)	500,000	(1)	1.376	1,812,000

Total	729,167			$2,597,695

(1)	Safeguard Delaware is a wholly owned subsidiary of Safeguard, which has the right to nominate three candidates for election to the Company Board. These designees are Peter J. Boni, James A. Datin and Stephen T. Zarrilli. Messrs Boni, Datin and Zarrilli disclaim beneficial ownership over these Warrants.

Employment Agreements with the Company.

The Company has entered into employment agreements with each of Mr. Andrews, the Company’s Chief Executive Officer and Vice Chairman, dated July 26, 2010; Mr. Rodriguez, the Company’s Chief Financial Officer, dated November 1, 2010; Dr. Pellini, the Company’s President and Chief Operating Officer, dated July 26, 2010; and Mr. Daly, the Company’s Senior Vice President of Commercial Operations, dated July 26, 2010 (collectively, the “Employment Agreements”). Messrs. Andrews, Rodriguez, Pellini and Daly will receive annual base salaries of $450,000, $326,000, $347,500, and $256,500, respectively, under each of their Employment Agreements. The executives will participate in the Company’s Management Incentive Plan and will be eligible for a target incentive bonus equal to the following percentage of base salary based on the achievement of Company and personal objectives: 75% for Mr. Andrews, 60% for Mr. Rodriguez, 65% for Dr. Pellini and 50% for Mr. Daly. In addition, the executives will be entitled to certain perquisites, such as an automobile allowance, group life and accidental death and dismemberment insurance and such other benefit programs offered generally by the Company to its other executives.

Pursuant to the Employment Agreements, if the executive’s employment with the Company is terminated (i) by the Company without “cause”, (ii) by the executive for “good reason” within twelve months after a “change of control” (each as defined in the Employment Agreements), or (iii) by the executive as a result of his death or disability, the executive will be entitled to:

•

Payment of an amount equal to the following number of months of base salary (based on the base salary in effect at the time of termination): 24 months for Mr. Andrews, 18 months for Dr. Pellini, and 12 months for Messrs. Rodriguez and Daly, payable in the form of equal bi-weekly installments during the period commencing on the date of termination and ending on the 24-month, 18-month and 12-month anniversary thereof, respectively.

•	Exercise any options which have become exercisable on or before the termination date until the earlier of the first anniversary of the date of termination or the expiration date of the option; and

•

Continued coverage under the Company’s medical and health plans in accordance with COBRA rules and regulations, with the Company subsidizing the remaining costs which are normally the responsibility of the former employer for 12 months for Messrs. Andrews, Rodriguez and Daly and 18 months for Dr. Pellini, or until the executive obtains insurance through another employer, whichever occurs sooner.

In addition, Dr. Pellini’s Employment Agreement provides that in the event that within one year following the date of Dr. Pellini’s termination, either (i) a change of control occurs or (ii) the Company enters into a definitive agreement pursuant to which, if consummated, a change of control would occur and no later than 18 months following the date of termination a change of control occurs, all unvested options held by Dr. Pellini will become fully vested and exercisable immediately prior to the occurrence of any such change of control.

The severance benefits described above are contingent upon the execution and delivery of a general release and the executive’s observance of certain non-solicitation covenants. Separately, in the event of a termination of the executive’s employment for any reason other than for cause, the executive will be entitled to receive all accrued, unpaid salary to the date of termination and a pro rata portion of the executive’s bonus for the year of termination.

In addition to the foregoing, the Employment Agreements provide that certain unvested stock options (held by Messrs. Andrews, Rodriguez, Pellini and Daly only) and shares of restricted stock (held by Messrs. Rodriguez, Pellini and Daly only) will vest and become exercisable immediately prior to the consummation of a change of control, provided that the executive remains employed by the Company through the occurrence of such change of control.

The Employment Agreements provide that if any payment or benefit received or to be received by the Executive in connection with a change of control or the termination of the executive’s employment (whether payable under the Employment Agreement or any other plan, arrangement or agreement with the Company or any affiliate) that is subject to the excise tax imposed on certain so-called “excess parachute payments” under Section 4999 of the Internal Revenue Code of 1986, as amended, such payment or benefit will be reduced to the maximum amount that may be paid without being subject to such excise tax, but only if the after-tax benefit of the reduced amount is greater than the after-tax benefit of the unreduced amount.

The Completion of the Offer will be considered a “change of control” as defined in the Employment Agreements.

The foregoing description of the Employment Agreements does not purport to be complete and is qualified in its entirety by reference to the Employment Agreements, which are included as Exhibit (e)(9), Exhibit (e)(10), Exhibit (e)(11) and Exhibit (e)(12) to this Schedule 14D-9 and are incorporated herein by reference.

Management Incentive Plan.

Prior to entry into the Merger Agreement, on April 13, 2010, the Board of Directors, upon recommendation by its Compensation Committee, adopted the Clarient, Inc. 2010 Management Incentive Plan (the “2010 Incentive Plan”) to provide cash incentives for the Company’s executive officers and certain other management-level employees. The 2010 Incentive Plan is intended to assist the Company in attracting, retaining, and motivating highly qualified and experienced managers. The 2010 Incentive Plan rewards corporate and individual performance, with a goal of helping to align the total compensation of the participants with the interests of the Company’s stockholders. The cash incentives are earned over the course of fiscal year 2010 and are expected to be paid by March 15, 2011, but may be paid upon Completion of the Offer or Completion of the Merger, in the discretion of the Compensation Committee.

Under the 2010 Incentive Plan, cash incentives are variable and will be based on the achievement of specified thresholds of corporate and individual objectives. The components of the 2010 Incentive Plan for executive officers are as follows: (i) 70% based on achievement of the Company’s financial objectives (based solely upon earnings per share targets for the year ended December 31, 2010); (ii) 20% based on the achievement of certain corporate objectives including management of the Company’s accounts receivable, successful product launches and compliance with applicable laws, rules and regulations; and (iii) 10% based on the achievement of certain leadership objectives including the continued development of a performance-based corporate culture. The target incentive awards for executive officers range from 40% to 75% of base salary compensation. The resulting potential payout for executive officers under the 2010 Incentive Plan at 100% of target is $0.9 million.

Each participant in the 2010 Incentive Plan can earn up to 200% of their target based on high achievement of the financial and other objectives established by the Compensation Committee. There is no mandatory minimum award payable under the 2010 Incentive Plan. Bonus awards are subject to the approval of the Compensation Committee. The Compensation Committee, in its discretion, may award bonuses (up to 200% of target) even if the 2010 Incentive Plan’s financial targets are not met. The Compensation Committee is expected to determine awards under the 2010 Incentive Plan prior to Completion of the Offer.

Retention Bonuses Paid By Supporting Stockholders.

On October 22, 2010, each of Safeguard and Oak (the “Supporting Stockholders”) also entered into a separate letter agreement with the Company (collectively, the “Stockholder Letters”), pursuant to which each Supporting Stockholder has committed to pay a cash retention bonus to certain eligible officers of the Company upon the consummation of a Change in Control (as defined in the Stockholder Letters). The Completion of the Offer will be considered a Change in Control for purposes of the Stockholder Letters. The terms and conditions of each Stockholder Letter are materially identical to each other, as summarized below.

Each Stockholder Letter provides that a total of at least seven officers of the Company are eligible to receive a retention bonus, including the following named executive officers of the Company: Ronald A. Andrews, the Company’s Chief Executive Officer and Vice Chairman; Michael R. Rodriguez, the Company’s Chief Financial Officer; Michael J. Pellini, the Company’s President and Chief Operating Officer; and David J. Daly, the Company’s Senior Vice President of Commercial Operations. The aggregate amount of retention bonuses that may become payable to all eligible officers under the Stockholder Letters will not exceed $12 million. The named executive officers have been allocated the following aggregate amount of retention bonuses, any payment of which is subject to the terms and conditions of the Stockholder Letters: $3,746,960 to Mr. Andrews, $1,099,116 to Mr. Rodriguez, $2,242,678 to Dr. Pellini, and $2,080,288 to Mr. Daly. These allocations may be modified by mutual agreement of the Supporting Stockholders and the Company (subject to approval of a majority of the members of the Compensation Committee of the Board not affiliated with either Supporting Stockholder). An officer will be eligible to receive payment of the allocated amount of retention bonus if a Change in Control occurs prior to the termination of the Stockholder Letter, and either (i) the officer is employed by the Company on the date on which a Change in Control occurs, or (ii) the officer’s employment is terminated by the Company without “Cause” or by the officer for “Good Reason” (each as defined in the Stockholder Letters) following the effective date of the Stockholder Letters and prior to the date of such Change in Control. Subject to the officer’s execution of a release of claims against the applicable Supporting Stockholder and the Company, approval by the Compensation Committee of the Board, and payment of applicable taxes, any retention bonus that becomes payable under the Stockholder Letters will be paid on the date on which a Change in Control occurs. The Company has agreed to pay up to $1,325,000 of excise taxes under Internal Revenue Code Section 4999 that directly or indirectly result from payments of retention bonuses under the Stockholder Letters (grossed up to cover any additional taxes that result from the payment of such excise taxes by the Company).

Each Stockholder Letter may be terminated, amended or modified by mutual agreement of the Company (subject to approval of a majority of the members of the Audit Committee of the Board of Directors) and the Supporting Stockholder at any time prior to the consummation of a Change in Control. In addition, each Stockholder Letter will automatically terminate, unless extended in writing by the Company and the Supporting Stockholder, if (i) the Company is not a party to a definitive agreement providing for a Change in Control for a period of at least fifteen consecutive business days following the effective date of the Stockholder Letter and prior to the consummation of a Change in Control, or (ii) the other Stockholder Letter is terminated or materially amended to reduce the amount of the commitment of the other Supporting Stockholder to pay retention bonuses thereunder without the consent of the Supporting Stockholder.

The foregoing description of the Stockholder Letters does not purport to be complete and is qualified in its entirety by reference to the Stockholder Letters, which are included as Exhibit (e)(4) and Exhibit (e)(5) to this Schedule 14D-9 and are incorporated herein by reference.

Summary of Potential Payments.

The table below contains a summary of the value of certain material payments and benefits payable to Clarient’s executive officers and directors described in this section under the heading “— Arrangements between the Company and its Executive Officers, Directors and Affiliates.” The table excludes payments that may be made for (i) outstanding Shares that are tendered for purchase pursuant to the Offer, including shares of Restricted Stock that vest prior to December 6, 2010, which is the scheduled expiration of the Offer, (ii) the Option Payment for Options that vest prior to December 6, 2010 and (iii) the Warrant Payment for Warrants. Amounts shown in the table are estimates and among other things, assume in the case of the Severance Payments and Health Benefits that each executive officer or director of Clarient will have a qualifying termination of his employment on December 6, 2010, after Completion of the Offer. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates.

Executive Officer / Director	Severance Payments (1)	Health Benefits (2)	Retention Bonus Payments (3)	Retention Tax Payment(4)	Option Payments from Unvested Options	Aggregate Common Offer Price to be paid for Unvested Restricted Stock	Total Potential Payments
Andrew Adams	$0	$0	$0	$0	$0	$0	$0
Peter J. Boni	0	0	0	0	0	0	0
James A. Datin	0	0	0	0	0	0	0
Ann. H. Lamont	0	0	0	0	0	0	0
Frank P. Slattery, Jr.	0	0	0	0	16,425	50,000	66,425
Dennis M. Smith, Jr., M.D.	0	0	0	0	16,425	50,000	66,425
Gregory D. Waller	0	0	0	0	16,425	50,000	66,425
Stephen T. Zarrilli	0	0	0	0	0	0	0
Ronald A. Andrews	1,575,000	13,050	3,746,961	1,011,236	90,628	2,500,000	8,936,875
David D. Daly	513,000	13,050	2,080,288	555,263	45,313	791,670	3,998,584
Michael J. Pellini, M.D.	973,000	19,575	2,242,678	600,071	1,127,352	1,500,000	6,462,676
Michael R. Rodriguez	717,200	13,050	1,099,116	413,413	768,000	200,000	3,210,779

(1)	This represents the estimated amount of severance payments plus the maximum possible amount of the executive’s bonus under the 2010 Incentive Plan that may become payable pursuant to the executive officer’s Employment Agreement described above under “Employment Agreements with the Company.” The maximum possible bonus payout under the 2010 Incentive Plan is $675,000 for Mr. Andrews, $256,500 for Mr. Daly, $451,750 for Dr. Pellini, and $391,200 for Mr. Rodriguez. These amounts assume that the executive receives a bonus under the 2010 Incentive Plan equal to 200% of such executive’s target bonus, without proration. Actual benefits paid may materially differ from these assumptions. Regardless of whether the Completion of the Offer or Completion of the Merger occurs and regardless of whether each executive experiences a qualifying termination, each executive is eligible to receive bonuses under the 2010 Incentive Plan, and the Compensation Committee is expected to determine the amount of such bonuses for 2010 prior to Completion of the Offer. For a further description of the potential payments under the 2010 Incentive Plan, see “Management Incentive Plan” above.
(2)	This represents the estimated cost of continued health benefits that may provided to the executive pursuant to the executive’s Employment Agreement, as described under “Employment Agreements” above. Actual benefits paid may materially differ from these estimates.
(3)	This represents the estimated amount of retention bonus that may become payable to the executive pursuant to the Stockholder Letters, as described under “Retention Bonuses Paid By Supporting Stockholders” above. Actual benefits paid may materially differ from these estimates.
(4)	This represents the estimated amount of the partial tax gross-up payment with respect to any excise tax under Internal Revenue Code Section 4999 that may be paid to the executive officer pursuant to the Stockholder Letters, as described under “Retention Bonuses Paid By Supporting Stockholders” above. Actual benefits paid may materially differ from these estimates.

Tender and Support Agreements.

On October 22, 2010, in connection with the Offer, Safeguard Delaware and Oak (Oak together with Safeguard Delaware, for the purposes of this section, the “Supporting Stockholders”), each in their capacity as stockholders of Clarient, entered into Tender and Support Agreements with General Electric and Purchaser (the “Support Agreements”).

Under the terms of the Support Agreements, the Supporting Stockholders have agreed to tender all Shares now or hereafter acquired by them to Purchaser in connection with the Offer. The Supporting Stockholders have also agreed to vote such Shares (or provide their written consent) in support of the Merger in the event stockholder approval is required to consummate the Merger. As of November 5, 2010, the Supporting Stockholders held 30,158,127 Common Shares and 5,263,158 Preferred Shares which are convertible into 21,052,632 Common Shares. Collectively, these Common Shares and Preferred Shares represent approximately 47% of the voting power of all Shares outstanding on November 2, 2010. In addition, Safeguard Delaware holds Warrants which are currently exercisable, to acquire an additional 729,167 Common Shares. Safeguard Delaware is not obligated to exercise these Warrants, but it has agreed to tender in the Offer any Common Shares issuable upon such exercise.

Under the terms of the Support Agreements, the Supporting Stockholders may not solicit a competing acquisition proposal from a third party. However, the Supporting Stockholders may provide information to, and participate in discussions with, a person who makes an unsolicited proposal generally to the same extent that the Company can take such actions under the Merger Agreement.

The foregoing provisions of the Support Agreements terminate in the event that the Merger Agreement is terminated in accordance with its terms.

The Supporting Stockholders have also agreed to pay General Electric 25% of the excess of (i) any proceeds per Share that they receive from the sale of the Company or a material portion of the Company to a third party over (ii) the applicable Common Offer Price or Preferred Offer Price for such Shares, if an agreement for such sale is entered into or completed within six months of the termination of the Merger Agreement under circumstances which result in the Company being obligated to pay the Breakup Fee.

The foregoing summary is qualified in its entirety by the Support Agreements, which are incorporated herein by reference. The Support Agreement with Safeguard Delaware is included as Exhibit (e)(2), and the Support Agreement with Oak is included as Exhibit (e)(3).

Representation on the Board of Directors.

The Merger Agreement provides that, after the Completion of the Offer, General Electric will be entitled to elect or designate to serve on the Board of Directors the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement to effect these provisions) and (ii) the percentage that the aggregate number of Common Shares beneficially owned by General Electric, Purchaser or any of their respective affiliates bears to the total number of Common Shares then outstanding (including, in each case, any outstanding securities of the Company that are convertible or exchangeable into or exercisable for Common Shares on an as-converted basis). Upon request from General Electric, Clarient has agreed to take all actions necessary, including securing resignations of incumbent directors, and if such resignations are not obtained, increasing the size of the Board, to enable General Electric’s designees to be elected or designated to the Board of Directors. From and after the Completion of the Offer, to the extent requested by General Electric, Clarient must also cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law and the NASDAQ Marketplace Rules, on (i) each committee of the Board of Directors and (ii) each board of directors of each of Clarient’s subsidiaries (and each committee thereof) that represents at least the same percentage as individuals designated by General Electric represent on the Board of Directors.

In the event that General Electric’s directors are elected or designated to the Board of Directors, the Merger Agreement provides that until the Completion of the Merger, the Company will cause the Board of Directors to maintain three directors who were directors on the Merger Agreement date (the “Continuing Directors”). If any Continuing Director is unable to serve due to death, disability or resignation, the Company will take all necessary action (including creating a committee of the Board of Directors) so that the remaining Continuing Director(s) shall be entitled to elect or designate another person (or persons) to fill such vacancy, and such person (or persons) shall be deemed to be a Continuing Director for purposes of the Merger Agreement.

After General Electric’s designees constitute a majority of the Board of Directors and prior to the Completion of the Merger, the affirmative vote of a majority of the Continuing Directors shall (in addition to the approvals of the Board of Directors or the stockholders of the Company as may be required by the certificate of incorporation of Clarient, the bylaws of Clarient or applicable law), be required for the Company to:

•	amend or terminate the Merger Agreement;

•	exercise, waive or extend the timeframe for any of Clarient’s rights, benefits or remedies under the Merger Agreement;

•	amend Clarient’s certificate of incorporation or bylaws, except as otherwise contemplated by the Merger Agreement;

•	take any other action of the Board of Directors under or in connection with the Merger Agreement; or

•	authorize any contract between Clarient or any of its subsidiaries, on one hand, and General Electric, Purchaser or any of their respective affiliates, on the other hand.

The Continuing Directors will have the authority to retain such counsel (which may include the current counsel to the Company or the Board of Directors) and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of the Merger Agreement.

The foregoing summary concerning representation on the Board of Directors does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Directors’ and Officers’ Insurance and Indemnification.

Section 102(b)(7) of the DGCL allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or for any transaction from which the director derived an improper personal benefit. Article 8 of Clarient’s Certificate of Incorporation provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty, except to the extent the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful. In addition, the Company may advance expenses incurred in connection with any such proceeding to a current or former director or officer upon receipt of an undertaking to repay if indemnification is ultimately not permitted. In the case of actions brought by or in the right of the corporation, such indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court or the Delaware Court of Chancery determines that such indemnification is proper under the circumstances.

The Company has entered into indemnification agreements with each of Ann H. Lamont and Andrew Adams (the “Indemnification Agreements”). The Indemnification Agreements provide rights that supplement those provided under the DGCL and in Clarient’s Certificate of Incorporation. The Indemnification Agreements provide for the indemnification of the indemnitee to the fullest extent permitted by law if indemnitee was or is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any threatened, pending or completed action, suit, proceeding or alternative dispute resolution mechanism, or any hearing, inquiry or investigation, whether civil, criminal, administrative, investigative or other by reason of (or arising in part out of) any event or occurrence related to the fact that indemnitee is or was a director, officer, employee, agent or fiduciary of Clarient, or any subsidiary of the Clarient, or is or was serving at the request of the Company as a director, officer, employee, agent or fiduciary of another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action or inaction on the part of indemnitee while serving in such capacity. Under the Indemnification Agreements, indemnification will not be provided where (i) indemnitee’s actions are such that indemnitee may not be relieved of liability under applicable law, (ii) claims are initiated or brought voluntarily by indemnitee, with certain limited exceptions, (iii) in any proceeding to enforce the Indemnification Agreements a court determines indemnitee’s material assertions to be frivolous or not made in good faith, (iv) the payment of profits arises from violations of Section 16(b) of the Exchange Act, (v) indemnitee’s conduct is adjudged to have been willful misconduct or knowingly fraudulent and (vi) a court determines such payment is unlawful.

The foregoing summary of the Indemnification Agreements is qualified in its entirety by the Form of Indemnification Agreement, which is included as Exhibit (e)(13) to this Schedule 14D-9 and is incorporated herein by reference. Each of the Indemnification Agreements is substantially the same as the Form of Indemnification Agreement.

The Company also maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Pursuant to the Merger Agreement, General Electric agreed that it will indemnify and hold harmless all current and former directors and officers of Clarient or any of its subsidiaries (the “Covered Persons”) from and against any liabilities in connection with any claim, suit, proceeding or investigation with respect to matters occurring at or prior to the Completion of the Merger or with respect to the Merger Agreement, the Merger, the Offer, the Top-Up Option, the Support Agreements and the Contemplated Transactions. In addition, the Merger Agreement provides that, through the sixth anniversary of the Completion of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation shall contain indemnification provisions with respect to the Covered Persons that are no less favorable for periods prior and including the Completion of the Merger than set forth in Clarient’s Certificate of Incorporation and bylaws as in effect on the date of the Merger Agreement. The Indemnification Agreements and other similar agreements with Covered Persons that survive the Merger will continue in full force and effect in accordance with their terms.

The Merger Agreement further provides that, through the sixth anniversary of the Completion of the Merger, the Surviving Corporation will maintain directors’ and officers’ liability insurance (“D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the Company’s current D&O Insurance with respect to claims arising from facts or events that occurred on or before the Completion of the Merger. However, in no event will the Surviving Corporation be required to spend an annual premium amount in excess of 300% of the last annual premium paid by the Company for such insurance prior to October 22, 2010.

The foregoing summary of provisions of the Merger Agreement relating to directors’ and officers’ insurance and indemnification does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Continuing Employees.

The Merger Agreement provides that from the Completion of the Merger and for a period of at least one year thereafter, General Electric will provide to each employee of Clarient, CPS, and each subsidiary of Clarient who continues to be employed by General Electric, CPS or the Surviving Corporation (or any subsidiary thereof) after the Completion of the Merger (the “Continuing Employees”), with total compensation (including employee benefits other than equity based compensation and retention benefits and based on bonus opportunity rather than actual bonus payments), that is at least substantially comparable in the aggregate to the compensation provided to such Continuing Employees immediately prior to the execution of the Merger Agreement.

With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Completion of the Merger, General Electric will, or will cause the Surviving Corporation to and instruct CPS to assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of General Electric, CPS or the Surviving Corporation, as applicable.

With respect to any employee benefit plan, program, policy and arrangement maintained by General Electric, CPS or the Surviving Corporation (or any subsidiary thereof) (collectively, the “Parent Benefit Plans”) in which any Continuing Employee may participate effective as of the Completion of the Merger, General Electric will, or will cause the Surviving Corporation to and instruct CPS to, take such actions as are necessary to recognize all service of the Continuing Employees with Clarient, CPS or a subsidiary of Clarient, as the case may be, for purposes of (i) vesting and eligibility and (ii) level of benefits (for purposes of vacation, severance and other service-based benefits, but not for purposes of benefit accruals under any defined benefit pension plan), to the same extent and for the same purposes that such service was recognized under a corresponding benefit plan of Clarient or CPS (or an affiliate thereof) as of the Completion of the Merger; provided, however, that no such credit will be required to the extent that it would result in a duplication of benefits for the same period of service.

General Electric will, or will cause the Surviving Corporation to, take such actions as are necessary to cause the group health plan maintained by General Electric, CPS or the Surviving Corporation (or any subsidiary thereof), to the extent such group health plan is made available to the Continuing Employees after the Completion of the Merger, to (i) waive any evidence of insurability requirements, waiting periods, and any limitations as to preexisting medical conditions under the group health plan applicable to the Continuing Employees and their spouses and eligible dependents (but only to the extent that such preexisting condition limitations did not apply or were satisfied under the applicable benefit plan of Clarient or CPS (or an affiliate thereof) prior to the Completion of the Merger) and (ii) provide the Continuing Employees with credit, for the calendar year in which the Completion of the Merger occurs, for the amount of any out-of pocket expenses or deductible expenses that were covered by the applicable medical or dental benefit plan of Clarient or CPS (or an affiliate thereof) and are incurred by them during the calendar year in which the Completion of the Merger occurs under a group medical or dental plan maintained by General Electric, CPS or the Surviving Corporation (or any subsidiary thereof).

General Electric will, or will cause the Surviving Corporation to, pay the amount of bonus that may become payable to eligible employees of Clarient, CPS and each subsidiary of Clarient under the terms of Clarient’s 2010 Incentive Plan for the fiscal year ending December 31, 2010.

No provision of the Merger Agreement creates any third-party beneficiary or other rights in any Continuing Employee or former employee (including any beneficiary or dependent thereof) in respect of any benefits that may be provided, directly or indirectly, under any benefit plan or similar program, policy or arrangement of General Electric for Continuing Employees.

The foregoing summary of the Continuing Employee’s benefits does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

In addition to the obligations that General Electric and the Surviving Corporation have under the Merger Agreement, from time to time after October 4, 2010, General Electric had discussions with certain of the Company’s executive officers regarding potential compensation and retention arrangements that may be implemented after Completion of the Merger. However, as of November 5, 2010, neither General Electric nor Purchaser has made any definitive plans, commitments, or binding obligations with respect to such potential compensation or retention arrangements other than the commitments made in the Merger Agreement described or incorporated by reference above.

Item 4.	The Solicitation or Recommendation.

On October 21, 2010, the Board of Directors unanimously:

•	determined that the Offer and the Merger are in the best interests of Clairent and its stockholders;

•	approved the Merger Agreement and the Contemplated Transactions, including the Offer and the Merger, in accordance with the DGCL;

•	declared that the Merger Agreement is advisable; and

•

resolved to recommend that Clarient’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger and the Contemplated Transactions.

Accordingly, and for the other reasons described in more detail below, the Board of Directors unanimously recommends that Clarient’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger.

A letter to Clarient’s stockholders and a press release, each dated November 5, 2010, communicating the recommendation of the Board of Directors, as well as the joint press release, dated October 22, 2010, issued by Clarient and General Electric announcing the Offer, are included as Exhibits (a)(2)(A), (a)(2)(C) and (a)(2)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Background of the Offer.

From time to time, Clarient has considered various potential strategic options to enhance stockholder value. The possibilities considered have included selling Clarient to a third party, acquiring other companies with diagnostic assets, acquiring or licensing strategic diagnostics assets, merging with a similar size company and continuing as a standalone company.

In November 2009, a representative of Goldman, Sachs & Co. (“Goldman Sachs”) contacted Ronald Andrews, Clarient’s Chief Executive Officer, to discuss a potential strategic transaction with Potential Purchaser #1 and Clarient’s interest in such a transaction. Mr. Andrews responded that although Clarient was not pursuing a strategic transaction, it would not rule out the possibility of a strategic transaction if a potential purchaser offered a sufficiently high price that properly valued Clarient’s future pipeline and growth prospects. Following this discussion, a representative of Goldman Sachs introduced Mr. Andrews to representatives of Potential Purchaser #1.

In January 2010, Mr. Andrews met with representatives of Potential Purchaser #1. This meeting was followed by telephonic meetings between representatives of Goldman Sachs and Potential Purchaser #1 and between Mr. Andrews and representatives of Potential Purchaser #1 in January and February of 2010. During these meetings, the representatives of Potential Purchaser #1 expressed interest in obtaining additional information about and conducting a due diligence review of Clarient and in potentially pursuing a strategic transaction with Clarient. Mr. Andrews updated the members of Clarient’s Board of Directors regarding Potential Purchaser #1’s interest in a potential strategic transaction, and the Board members agreed that Mr. Andrews should continue such discussions with Potential Purchaser #1. In March 2010, representatives of Potential Purchaser #1 met with Mr. Andrews and other members of Clarient’s executive management team to learn more about the Company’s business, and the diagnostic services business generally.

On March 9, 2010, representatives of Potential Purchaser #2 contacted Mr. Andrews to discuss a potential strategic transaction that did not involve an acquisition of Clarient. During that discussion, Mr. Andrews suggested the possibility of a broader relationship between Potential Purchaser #2 and Clarient.

Mr. Andrews provided regular updates to Clarient’s Board with respect to the status of discussions with Potential Purchaser #1 and Potential Purchaser #2, and on April 14, 2010, Clarient’s Board met with representatives of Goldman Sachs and members of executive management. At this meeting, representatives of Goldman Sachs presented their credentials and provided an overview of the market environment and Clarient’s stock performance relative to the market generally and relative to companies in the diagnostic industry. They also provided an overview of Potential Purchaser #1 and a list of other companies that might have interest in a strategic transaction with Clarient. In addition, they reviewed several alternatives available to the Board if the Board decided to conduct a process with respect to a strategic transaction (including exclusive negotiations with a single bidder, a limited market check following receipt of an offer, or a formal auction process) and discussed certain advantages and disadvantages of each alternative. Following this meeting, Clarient’s Board authorized members of executive management to continue discussions with Potential Purchaser #1 and Potential Purchaser #2.

Subsequent to the April 14, 2010 Board meeting, representatives of Potential Purchaser #2 informed the Company that they were interested in exploring the possibility of a strategic transaction with Clarient, and on May 6, 2010, Potential Purchaser #2 commenced a due diligence review of the Company.

In May 2010, members of Clarient’s executive team held several separate in-person and telephonic meetings with representatives of Potential Purchaser #1 and Potential Purchaser #2 to provide them with additional information regarding Clarient’s business, to respond to due diligence questions and to discuss a potential strategic transaction.

During the same period that these discussions with Potential Purchaser #1 and Potential Purchaser #2 were ongoing, on May 7, 2010, Mike Jones, Executive Vice President of Business Development of GE Healthcare, a division of General Electric, contacted Mr. Andrews to inquire as to whether Mr. Andrews would be available to meet with him and Jeffrey Immelt, the Chief Executive Officer and Chairman of General Electric Company, to discuss the possibility of a strategic transaction between General Electric and Clarient. Mr. Andrews advised Clarient’s Board of Mr. Jones’ invitation, and the Board members agreed that Mr. Andrews should meet with representatives of General Electric. On May 25, 2010, Mr. Andrews met with Mr. Jones and Mr. Immelt and advised them that Clarient would be open to considering a strategic transaction, but only at a significant premium to the then current market value of the Company’s common stock, which fully valued the Company’s future growth prospects and pipeline.

On June 6, 2010, Clarient entered into a confidentiality agreement with General Electric in order to facilitate further discussions and the exchange of confidential information in contemplation of a potential strategic transaction.

On June 9, 2010, General Electric was first granted access to Clarient’s electronic due diligence datasite. On June 14, 2010, members of Clarient’s executive team met with representatives of General Electric at Clarient’s facilities to provide General Electric with an overview of Clarient’s business and to discuss a potential strategic transaction.

On or about June 18, 2010, representatives of Potential Purchaser #1 advised Clarient that they had decided not to pursue a transaction with Clarient at that time because they had determined that it was not consistent with their current strategic focus. The following week, on or about June 23, 2010, representatives of Potential Purchaser #2 advised Clarient that based on their valuation of the Company, they were not going to make an offer.

On June 24, 2010, following an introduction by representatives of Goldman Sachs, members of Clarient’s executive team met with Potential Purchaser #3 to discuss a potential strategic or other transaction between Potential Purchaser #3 and Clarient.

Mr. Andrews regularly updated Clarient’s Board with respect to the ongoing discussions with potential acquirors, and, in light of those ongoing discussions, the Board determined that Clarient should formally retain Goldman Sachs as its financial adviser in connection with a possible strategic transaction. On July 1, 2010, Clarient formally engaged Goldman Sachs as its financial advisor. Following their engagement, representatives of Goldman Sachs held separate telephonic meetings with representatives of General Electric, Potential Purchaser #1, Potential Purchaser #2 and Potential Purchaser #3 to discuss whether any of those parties would be interested in participating in an acquisition process to acquire Clarient.

On July 7 and 8, 2010, members of Clarient’s executive team met with representatives of General Electric to continue discussions regarding a potential strategic transaction and to provide additional due diligence information regarding the Company.

On July 14, 2010, Clarient’s Board and Compensation Committee held their regular quarterly meetings. At this meeting, the Board received an update from representatives of Goldman Sachs with respect to the status of discussions to date with Potential Purchaser #1, Potential Purchaser #2, Potential Purchaser #3 and General Electric. In addition, at this meeting, representatives of Goldman Sachs provided an updated overview of the market environment and Clarient’s stock performance relative to the market generally and relative to companies in the diagnostic industry. Representatives of Goldman Sachs also provided a list of other companies that might have interest in a strategic transaction with Clarient.

In addition, at the July 14, 2010 meetings, the Board and Compensation Committee reviewed a summary of the principal terms of a proposed management retention plan. The summary of the proposed management retention plan had been prepared at the Compensation Committee’s request to address certain recommendations contained in reports and analyses provided in 2009 and 2010 to the Compensation Committee by Pearl Meyer & Partners (“Pearl Meyer”), an independent compensation consultant retained by the Compensation Committee. The Pearl Meyer reports had concluded, among other things, that the equity ownership levels in Clarient of Clarient’s senior management team were significantly lower than average levels of equity ownership of senior management of other companies that had been identified by Pearl Meyer. Since receipt of the initial Pearl Meyer report in July 2009, the Compensation Committee had been evaluating ways in which to increase the levels of equity ownership of senior management, and, consistent with the Compensation Committee’s objectives, the proposed management retention plan contemplated stock option and restricted stock awards to senior management over a three year period to increase the level of equity ownership of senior management to the ownership levels recommended by Pearl Meyer (levels equivalent to the 50th percentile of the other companies identified by Pearl Meyer). In addition, if a change in control of Clarient were to occur prior to the date that a participant in the retention plan had received all of the equity awards contemplated by the retention plan, that participant would be entitled to receive a payment that would approximate the economic value of all equity awards allocated to (but not yet received by) the participant under the plan. The Board directed the Compensation Committee to continue to evaluate the proposed retention plan and to work with outside counsel to prepare documentation with respect thereto for the Board’s consideration.

On July 23, 2010, representatives of Potential Purchaser #3 met telephonically with representatives of Goldman Sachs and indicated that Potential Purchaser #3 was interested in further exploring a strategic transaction with Clarient.

On July 27, 2010, a representative of Potential Purchaser #4 met with Mr. Andrews to inquire whether Clarient would entertain the possibility of pursuing a strategic transaction. Mr. Andrews responded that Clarient would consider such a transaction but only if it were offered a sufficiently high price that properly valued Clarient’s future growth prospects and product pipeline. Potential Purchaser #4 did not thereafter contact Clarient with respect to any potential strategic transaction, other than through an informal inquiry of Goldman Sachs in October 2010.

On July 29, 2010, the members of Clarient’s executive management team provided a presentation regarding the Company and its business to representatives of General Electric at the Company’s facilities.

On numerous occasions in August 2010, representatives of Goldman Sachs contacted representatives of Purchaser #1 and Purchaser #2 to discuss re-engaging in discussions regarding a strategic transaction with Clarient.

On August 11, 2010, at Clarient’s request, representatives of Goldman Sachs held a telephonic meeting with Potential Purchaser #5 to discuss whether Potential Purchaser #5 would be interested in pursuing a strategic transaction with Clarient.

On August 18, 2010, representatives of General Electric informed representatives of Goldman Sachs orally that General Electric’s preliminary valuation of Clarient indicated a potential purchase price within the range of $4.50-$4.75 per fully diluted share of common stock.

On August 20, 2010, Clarient’s Board met telephonically. Mr. Andrews provided an update on the oral indication of value that had been received from General Electric and on the most recent discussions between representatives of Goldman Sachs and Potential Purchaser #2, Potential Purchaser #3 and Potential Purchaser #5. The Board members believed that the General Electric price range did not adequately value the Company but directed Goldman Sachs and executive management to continue discussions to try to obtain a more favorable proposal.

On August 30, 2010, representatives of Potential Purchaser #3 visited the Company’s facilities to begin a due diligence review of the Company.

In late August 2010, at Clarient’s request, representatives of Goldman Sachs contacted representatives of Potential Purchaser #1 and Potential Purchaser #2 to inform them that they would need to act quickly to make a proposal with respect to a strategic transaction if they were interested in pursuing such a transaction.

On August 31, 2010, Clarient’s Board held a telephonic meeting. Representatives of Goldman Sachs updated the Board on recent discussions with the various potential purchasers, and the Board directed Goldman Sachs to continue to pursue those discussions. Following that presentation, representatives of Latham & Watkins LLP (“Latham & Watkins”), which had been engaged as outside legal counsel to advise Clarient with respect to the sale process, made a presentation to the Board concerning the Board’s fiduciary duties in the context of a sale of Clarient. The Board members discussed, among other things, whether the five members of the Board designated by Safeguard and Oak had any conflict of interest relative to other stockholders in connection with a potential sale of the Company and whether a special committee should be formed in connection with a potential sale process. After consideration, the Board members concluded that the interests of the directors designated by Oak and Safeguard would be aligned with the interests of all stockholders in the context of a sale transaction, and that any potential sale transaction should appropriately be considered by the full Board. Additionally, each director confirmed that he or she had no conflict of interest with respect to a potential sale of the Company that would impair his or her ability to independently evaluate any potential sale or to act in the best interests of the Company’s stockholders.

On September 7, 2010, Clarient’s Board held a telephonic meeting. Representatives of Goldman Sachs updated the Board with respect to discussions with various potential purchasers, including General Electric, and the Board directed Goldman Sachs to continue to pursue discussions with the potential purchasers with whom discussions had commenced, including General Electric, and to also conduct an additional market check by contacting representatives of Potential Purchaser #6, Potential Purchaser #7 and Potential Purchaser #8. Representatives of Goldman Sachs advised the Board that General Electric had requested a meeting with members of the Board and executive management to discuss a strategic transaction the week of September 13. The Board determined that such a meeting would be premature and directed Goldman Sachs to advise General Electric’s representatives that any such meeting would be conditioned on receipt of a written proposal from General Electric with respect to the proposed principal terms of a strategic transaction. The Board also directed the executive management team to prepare an update of Clarient’s long-range financial plan for the Board’s review in connection with its deliberations regarding the sale process. Management undertook to prepare a long-range financial plan, but noted that the timing of preparation of its long-range financial plan is typically later in the year and that it would, therefore, be challenging to prepare a definitive long-range financial plan in a short timeframe.

Following the September 7, 2010 Board meeting, representatives of Goldman Sachs contacted representatives of Potential Purchaser #1, Potential Purchaser #2, Potential Purchaser #3, Potential Purchaser #6, Potential Purchaser #7 and Potential Purchaser #8 to gauge their interest in pursuing a strategic transaction with Clarient. At the direction of Clarient, representatives of Goldman Sachs requested that each potential purchaser interested in pursuing a strategic transaction be in a position to make an offer within a three-week period.

On September 9, 2010, the Board engaged Abrams & Bayliss LLP (“Abrams & Bayliss”) as its Delaware counsel.

On September 10, 2010, Clarient’s Board held a telephonic meeting. Representatives of Goldman Sachs updated the Board on the status of discussions with potential purchasers, including General Electric. Representatives of Goldman Sachs advised the Board that General Electric remained interested in scheduling a meeting with certain Board members and members of the executive management team during the week of September 13, 2010. The Board members determined that Clarient should finalize its long-range financial plan prior to any such meeting and that such a meeting would, in any event, not be appropriate unless General Electric submitted a written proposal to Clarient with respect to the proposed principal terms of a strategic transaction. Representatives of Goldman Sachs advised the Board that Potential Purchaser #3 remained interested in continuing its due diligence and pursuing a strategic transaction. In addition, representatives of Goldman Sachs informed the Board that representatives of Potential Purchaser #7 and Potential Purchaser #8 had scheduled internal meetings to consider whether to pursue a strategic transaction, but that representatives of Potential Purchaser #1 and Potential Purchaser #2 had advised Goldman Sachs that they would not be in a position to make a proposal to acquire Clarient for a purchase price of $5 per share or more and that representatives of Potential Purchaser #6 had indicated they would not be in a position to make a proposal with respect to a strategic transaction within the time period that had been requested. Mr. Andrews advised the Board that he had been separately contacted by investment bankers representing Potential Purchaser #9 with respect to its interest in considering a strategic transaction with Clarient. The Board directed representatives of Goldman Sachs and executive management to continue discussions with the potential purchasers that remained interested in pursing a potential strategic transaction with the Company.

At the September 10, 2010 Board meeting, Board members also reviewed a preliminary draft of a long-range financial plan that had been prepared by management. Management reported to the Board that this plan involved relatively optimistic assumptions regarding the Company’s two primary pipeline products and pricing of existing products. Following a lengthy review and discussion, the Board members concluded that several assumptions contained in the draft long-range financial plan did not adequately take into account risks and potential delays in introducing new service offerings contemplated by Clarient, including the Mammostrat and taxane tests, which accounted for a significant percentage of Clarient’s estimated future revenue growth. These risks included the uncertain impact of health insurance reform on Clarient’s business, the ability of Clarient to obtain individual CPT reimbursement codes and intellectual property protection for its new service offerings, the timing of inclusion of the new service offerings in the National Comprehensive Cancer Network (“NCCN”) guidelines, Clarient’s ability to penetrate the marketplace and the effect of competition and the regulatory environment on pricing of the new service offerings. In addition, as a result of this review and discussion, Board members observed that the draft long-range financial plan did not include, or likely underestimated, certain expenses that Clarient would be likely to incur in future years, including expenses arising under the proposed management retention plan (which had not been included in the draft long-range financial plan), marketing and market development expenses commensurate with the Company’s growth trajectory, and anticipated research and development and general and administrative expenses. The Board directed management to prepare a revised draft of the long-range financial plan for the Board’s review with adjustments to address the issues that had been raised during the meeting.

On September 13, 2010, representatives of Goldman Sachs held a telephonic meeting with representatives of Potential Purchaser #7 and were advised that Potential Purchaser #7 was not interested in pursuing a transaction with Clarient.

On September 15, 2010, Clarient’s Board held a telephonic meeting. Mr. Andrews informed the Board that General Electric intended to deliver a letter to Clarient later in the day expressing its interest in acquiring the Company for $4.50-$4.75 per fully diluted share of common stock and that, subject to the Company’s receipt of such a letter, a meeting had been scheduled on September 17, 2010 among Ms. Lamont, Mr. Boni and Mr. Slattery, members of Clarient’s Board, members of Clarient’s executive management team and senior executives of General Electric, including Mr. Immelt and Mr. Jones. In addition, Mr. Andrews informed the Board that Potential Purchaser #9 had executed a confidentiality agreement on September 13, 2010 and was expected to begin reviewing confidential, non-public information regarding Clarient. He also advised the Board that representatives of Purchaser #3 continued to express interest in pursuing a strategic acquisition with Clarient and continued to actively review information on Clarient’s electronic due diligence datasite and that there had been no further communications from Potential Purchaser #8.

Thereafter, the Board members reviewed in detail a revised draft of Clarient’s long-range financial plan that had been prepared by management after taking into account the issues raised during the Board’s September 10, 2010 meeting. Management reported to the Board that this plan involved relatively conservative assumptions regarding the Company’s two primary pipeline products and pricing of existing products. Principal differences in key assumptions underlying the revised draft of the long-range financial plan from those contained in the draft that had been presented to the Board on September 10, 2010 included a delay (in each case by one year) in the date that the Mammostrat and taxane service offerings were expected to be included in the NCCN guidelines (and corresponding delays in the expected market penetration and ability to obtain favorable reimbursement for those service offerings); a reduction in gross margin during the period covered by the plan to reflect the likely impact of the delay in launching Clarient’s higher margin, proprietary service offerings; higher assumed rates of price erosion with respect to certain service offerings to address the impact of the uncertain regulatory environment and competitive landscape as well as the current reimbursement experience of the Company with respect to molecular tests; the inclusion of expenses associated with the management retention plan being considered by the Board; and higher assumed marketing, research and development and general and administrative expenses. Following discussion, the consensus among the Board members was that the revised draft of the long-range financial plan contained several assumptions that were too conservative with respect to the timing of and estimated revenue streams from the Mammostrat service offering. In addition, the Board members believed that certain of the expense estimates in future years should be reduced to levels in between those reflected in this draft of the long-range financial plan and the draft of the long-range financial plan that had been presented at the Board’s September 10, 2010 meeting, but that other expense estimates (for example, relating to general and administrative expenses) should be further increased. The Board members directed executive management to further update the long-range financial plan to address these issues.

On September 16, 2010, Mr. Andrews received a letter from the Chief Executive Officer of Potential Purchaser #3 expressing its interest in making a formal, nonbinding bid to purchase Clarient. The letter indicated

that Potential Purchaser #3 would be prepared to make a bid soon after it received Clarient’s long-range financial plan. The letter further indicated that Potential Purchaser #3 had retained a financial advisor to advise it with respect to a potential transaction with Clarient.

On September 17, 2010, Clarient’s Board received reports by Mr. Andrews and representatives of Goldman Sachs on the status of discussions with potential purchasers. In particular, they informed the Board:

•	of the contents of the letter received from Potential Purchaser #3 on September 16, 2010 and their further discussions with Potential Purchaser #3;

•	that Potential Purchaser #2 and Potential Purchaser #7 had informed Goldman Sachs that they would not be making an offer;

•	that Proposed Purchaser #6 was not prepared to make an offer having a value that would be acceptable to the Company;

•	that Potential Purchaser #8 and Potential Purchaser #9 were interested in pursuing further discussions; and

•	that they expected to receive a written proposal with a price range from General Electric later that day.

The Board directed the executive management team and representatives of Goldman Sachs to continue discussions with parties that remained interested in pursuing a potential strategic transaction.

The Board then received a report from representatives of Goldman Sachs regarding market issues and Goldman Sachs’ preliminary financial analysis of Clarient based on the two preliminary drafts of the long-range financial plan described above that had been provided by management to Goldman Sachs. The Board members recognized that this preliminary financial analysis was based on preliminary drafts of Clarient’s long-range financial plan that contained assumptions that the Board and management had concluded were not reliable and did not reflect the Board’s or management’s latest and best estimates of Clarient’s future financial performance. Following Goldman Sachs’ presentation, the Board and management further discussed additional revisions to the preliminary drafts of the long-range financial plan and the Board directed management to prepare a revised draft of the long-range financial plan that best reflected the Board’s and management’s outlook for Clarient.

Later on September 17, 2010, Mr. Andrews received a letter from Mr. Jones, the Executive Vice President, Business Development of GE Healthcare expressing General Electric’s interest in acquiring Clarient for a price in the range of $4.50 to $4.75 per fully diluted share of common stock in cash.

In the afternoon of September 17, 2010, Clarient’s Board held another meeting by telephone. During this meeting, Mr. Andrews notified the Board of his receipt of the September 17 letter from General Electric. Based on receipt of this letter, the Board members agreed that the proposed meeting between representatives of General Electric and certain representatives of the Board and members of executive management should take place on September 20, 2010. Mr. Andrews then discussed the most recent draft of Clarient’s long-range financial plan, which had been circulated to the Board that day and which reflected changes to the two prior, preliminary versions of the long-range financial plan based on input from the Board at previous Board meetings. Following this discussion, the Board members agreed to further review the updated draft of the long-range financial plan over the weekend and that such plan should be approved before Mr. Andrews delivered it to General Electric and Potential Purchaser #3. By September 19, 2010, each member of the Board had approved the revised long-range financial plan.

On September 20, 2010, Clarient’s Board was advised by Mr. Andrews that he had received approval for the September 17, 2010 version of the long-range financial plan from each member of the Board, and, accordingly, this version represented the final version of the long-range financial plan. Mr. Andrews informed the Board that the final long-range financial plan was provided to General Electric and Potential Purchaser #3 earlier that day. The Board was provided with an updated preliminary financial analysis by Goldman Sachs based on the final long-range financial plan that had been approved by the Board. Goldman Sachs led a discussion of the updated financial analysis. Thereafter, representatives of Goldman Sachs advised the Board that Potential Purchaser #3 had informed them that it would try to provide a letter containing an indication of interest and a price range later in the week. In addition, management advised the Board that Potential Purchaser #9 had executed a confidentiality agreement and had been provided access to Clarient’s electronic due diligence datasite earlier that day.

On September 20, 2010, Mr. Andrews, Dr. Pellini, Mr. Rodriguez, Ms. Lamont, Mr. Boni and Mr. Slattery met with representatives of General Electric, including Mr. Immelt and Mr. Jones, to discuss General Electric’s interest in a potential strategic transaction. During this meeting, Clarient’s representatives advised General Electric’s representatives that they remained interested in pursuing a strategic transaction with General Electric but encouraged General Electric to increase its price above the price range communicated in its September 17 letter. General Electric indicated that it would consider increasing the range of its potential purchase price to between $4.75 and $5.00 per fully diluted share of common stock in cash if Clarient was prepared to move forward with a transaction quickly. Mr. Andrews communicated the results of this meeting to the Board.

On September 21, 2010, Mr. Andrews spoke with representatives of Potential Purchaser #9 by telephone. Representatives of Potential Purchaser #9 indicated that they would not continue to pursue a transaction with Clarient.

On September 22, 2010, members of Clarient’s executive management team met with representatives of Potential Purchaser #3 to discuss due diligence issues and a potential transaction. On September 24, 2010, Mr. Andrews met with representatives of Potential Purchaser #3 by telephone and was informed by the representatives of Potential Purchaser #3 that they had not made a decision regarding the strategic fit of Clarient and their business. Accordingly, Potential Purchaser #3 indicated it would need more time before it could submit an offer to purchase Clarient.

On September 24, 2010, representatives of Potential Purchaser #10 called Mr. Andrews to discuss a potential transaction. However, these representatives indicated that Potential Purchaser #10 would not be able to visit the Company’s offices to begin their due diligence review until October 5, 2010. Mr. Andrews informed Potential Purchaser #10 that Clarient’s sale process was moving rapidly and that October 5, 2010 may be too late to begin due diligence efforts.

Later on September 24, 2010, Clarient’s Board met by telephone. At this meeting, representatives of Goldman Sachs informed the Board that Potential Purchaser #3 had expressed concerns about Clarient’s final long-range financial plan particularly with respect to Clarient’s ability to implement its Mammostrat service offering as projected therein. They also noted that Potential Purchaser #3 was uncertain about the strategic fit with Clarient and, accordingly, was unsure about proceeding with a transaction. Goldman Sachs also informed the Board that Potential Purchaser #9 had decided not to submit a proposal to purchase Clarient. Mr. Andrews also discussed the interest of Potential Purchaser #10 with the Board, noting that Potential Purchaser #10 had executed a confidentiality agreement but would be unable to have an initial meeting until October 5, 2010. Thereafter, Goldman Sachs updated the Board regarding General Electric’s indication that it would consider offering to purchase Clarient for a price in the range of $4.75 to $5.00 per fully diluted share of common stock in cash. The Board members discussed this price range and determined that they were unanimously in favor of continuing discussions with General Electric if General Electric would be willing to offer a price of $5.00 per fully diluted share of common stock. The Board members instructed Goldman Sachs and Mr. Andrews to inform General Electric of Clarient’s interest in pursuing a transaction at $5.00 per fully diluted share of common stock.

On September 25, 2010, Mr. Andrews and representatives of Goldman Sachs met with representatives of General Electric by telephone and indicated that Clarient would be interested in pursuing a transaction at $5.00 per fully diluted share of common stock.

On September 26, 2010, Mr. Andrews was informed by a representative of General Electric that General Electric would be willing to offer $5.00 per fully diluted share of common stock, conditioned on Clarient entering into exclusive negotiations with General Electric and subject to completion of General Electric’s due diligence review and negotiation of a definitive merger agreement.

Later on September 26, 2010, Clarient’s Board met by telephone. At this meeting, the Board authorized management to enter into an exclusivity agreement with General Electric and to continue negotiations with General Electric to sell Clarient for $5.00 per fully diluted share of common stock.

From September 26, 2010 until September 30, 2010, representatives of Clarient and General Electric negotiated the terms of an exclusivity agreement. On September 30, 2010, Clarient entered into an exclusivity agreement with General Electric pursuant to which the Company agreed not to solicit or discuss acquisition proposals with third parties prior to 8:00 a.m. Eastern time on October 18, 2010. During the course of the exclusivity period, Clarient was contacted by Potential Purchaser #10 and Potential Purchaser #11, and Goldman Sachs was contacted by representatives of Potential Purchaser #4 and Potential Purchaser #11. Each of these parties was informed that Clarient was in a quiet period and not able to engage in discussions. None of these parties made a proposal to purchase the Company.

On September 27, 2010, representatives of Clarient and General Electric began to discuss the structure and terms of General Electric’s proposed acquisition of the Company. During the week of September 27, 2010, General Electric proposed a two-step transaction involving a tender offer and a subsequent merger as the preferred structure for the transaction. In addition, General Electric indicated that it would request that each of Safeguard, Oak and Mr. Andrews would, concurrently with Clarient’s execution of the merger agreement, enter into tender and support agreements obligating these stockholders to tender their shares of Clarient’s stock to General Electric in the tender offer and to otherwise support the General Electric transaction.

From July 14, 2010 through October 5, 2010, Clarient’s Compensation Committee met on several occasions to review drafts of and further consider the proposed management retention plan that had been discussed at the July 14, 2010 Board meeting. During this period, the Committee also considered proposals to increase the amount of payments under the proposed management retention plan to offset the effect of excise taxes under Section 280G of the Internal Revenue Code of 1986, as amended, that would likely arise if payments were made under the plan in connection with a change in control prior to the date that the equity awards contemplated under the plan were granted. The consensus among the members of the Committee was that no significant changes should be made to the plan as originally proposed. The Compensation Committee took no formal action with respect to the proposed management retention plan at any of these meetings, but the Committee members agreed that the structure and terms of the proposed plan should be communicated to representatives of General Electric.

Between October 4, 2010 and October 8, 2010, General Electric and its representatives conducted due diligence meetings with members of the Company’s management at Latham & Watkins’ offices.

On October 5, 2010, Clarient received from Sidley Austin, legal counsel for General Electric, an initial draft of a form tender and support agreement between General Electric, on the one hand, and each of Safeguard and Oak, on the other hand. This draft provided that Safeguard and Oak would be required to tender their shares of Clarient stock to General Electric in the proposed tender offer, vote their shares of Clarient stock in favor of the proposed merger with General Electric, vote their shares of Clarient stock against any competing transaction and not solicit any acquisition proposal from a third party. The draft also provided that, if Clarient’s Board changed its recommendation with respect to the General Electric tender offer or merger in accordance with the terms of the merger agreement, the foregoing restrictions on shares of Clarient stock held by Safeguard and Oak would only apply to the number of shares that collectively represented 35% of the outstanding shares of Clarient common stock on a fully-diluted basis. The draft also provided that General Electric would have an option to purchase shares of Clarient stock held by Safeguard and Oak that collectively constituted 35% of Clarient’s outstanding shares of common stock on a fully diluted basis for a price equal to the per share price provided in the merger agreement between General Electric and Clarient. In addition, the draft provided that the tender and support agreement would generally terminate concurrently with the termination of the merger agreement, except it would remain effective for a period of six months after termination of the merger agreement in certain circumstances related to a third party acquisition proposal.

On October 6, 2010, Latham & Watkins delivered an initial draft of the merger agreement to General Electric’s counsel. This draft contemplated an acquisition of Clarient through a tender offer for all of the outstanding shares of Clarient common stock and a subsequent merger.

On October 7, 2010, representatives of Clarient and General Electric met to discuss the terms of and parties to the proposed tender and support agreements and the terms of the proposed merger agreement. The Company’s representatives informed General Electric’s representatives that the requested options to purchase shares of Clarient stock held by Safeguard and Oak in the tender and support agreements were unacceptable to Oak and Safeguard and that the tender and support agreements must terminate concurrently with the termination of the merger agreement regardless of whether a third party acquisition proposal has been made. Representatives of General Electric indicated that General Electric would be willing to accept, in lieu of an option to purchase shares held by Safeguard and Oak, a “profit sharing” provision whereby 50% of any amount received by Oak and Safeguard in excess of the proposed merger consideration, whether such amount is received from a third party or General Electric, would be remitted to General Electric in any circumstance in which Clarient is obligated to pay a termination fee to General Electric pursuant to the merger agreement. Representatives of General Electric also proposed that the termination fee in the merger agreement be $24 million and that General Electric have three business days’ notice before the Board could change its recommendation with respect to the General Electric transaction or terminate the merger agreement to accept a superior proposal. The parties also discussed the proposed management retention plan that the Board had been contemplating adopting for several months. The Company’s representatives noted that the proposed management retention plan was contemplated by the long-range financial plan provided to General Electric and would have a total cost to Clarient of approximately $17.9 million.

Between October 8, 2010 and October 21, 2010, representatives of Clarient and General Electric actively negotiated the terms of the merger agreement. Among the significant terms that were heavily negotiated were:

•	the amount of the termination fee;

•	the ability of Clarient to pay a portion of the termination fee over time in certain circumstances;

•	the covenants restricting Clarient’s ability to solicit and entertain third party proposals;

•	the conditions to General Electric’s obligation to accept shares in the tender offer;

•	the right of General Electric to receive three days’ notice prior to a change of recommendation or termination of the merger agreement by the Board;

•	the definition of Material Adverse Effect; and

•	the scope of, qualifications to and schedule of exceptions to Clarient’s representations and warranties and operating covenants.

Between October 8, 2010 and October 21, 2010, representatives of Clarient, Safeguard, Oak and General Electric actively negotiated the terms of the tender and support agreements. Among the significant terms that were heavily negotiated were the proposed profit sharing provisions, the termination provisions and no solicitation covenant. During these negotiations, General Electric agreed to modify the profit sharing provisions such that General Electric would receive 25% of the “profits” received by Oak and Safeguard only in the event that the shares are sold to a third party other than General Electric and the Company is obligated to pay a termination fee pursuant to the merger agreement. General Electric also agreed that the tender and support agreements would terminate in all cases no later than the termination of the merger agreement (other than certain provisions related to the sharing of profits and miscellaneous matters). In addition, General Electric agreed to modifications of the no solicitation covenant that would allow Safeguard and Oak to discuss unsolicited acquisition proposals from third parties to the same extent Clarient is able to have such discussions pursuant to the merger agreement. The parties also discussed the possibility of a tender and support agreement from Mr. Andrews, but ultimately agreed that Mr. Andrews would not provide such an agreement.

Between October 8, 2010 and October 21, 2010, representatives of Clarient and General Electric also discussed the Board’s desire to provide senior management with the benefits of the management retention plan that had been considered by the Board several months prior to the commencement of acquisition discussions between Clarient and General Electric. Representatives of General Electric informed Goldman Sachs that General Electric was unwilling to bear the costs related to the proposed management retention plan because General Electric did not believe the plan provided meaningful retention benefits to General Electric. Recognizing General Electric’s unwillingness to bear this expense, representatives of Safeguard and Oak indicated a willingness to directly fund $10 million of the expense associated with the management retention plan from their proceeds received in the General Electric transaction and that General Electric absorb the remaining cost of the management retention plan. Despite this proposal from Oak and Safeguard, General Electric continued to resist absorbing any cost associated with the management retention plan. On October 20, 2010, representatives of Safeguard and Oak agreed to fund an additional $2 million towards a $12 million management retention plan, with Safeguard funding a total of $6.9 million and Oak funding the remaining $5.1 million. These commitments were documented in the form of letter agreements from Safeguard and Oak to Clarient that were executed on October 22, 2010. General Electric agreed that the Company would absorb up to $1,325,000 of excise taxes arising under Section 280G of the Internal Revenue Code of 1986, as amended (grossed up for any additional taxes imposed as a result of the Company’s payment of those taxes) that may directly or indirectly arise as a result of the payments contemplated under those letter agreements.

On October 7, 12, 14, 17 and 19, 2010, Clarient’s Board met by telephone to receive updates from the executive management team, Latham & Watkins and Goldman Sachs regarding the status of the merger agreement, the tender and support agreements, the management retention plan and various due diligence issues. During these meetings, the Board issued instructions to Latham & Watkins and Goldman Sachs regarding key issues under negotiation.

On October 20, 2010, all members of the Board met by telephone. At this meeting:

•	Representatives of Latham & Watkins advised the Board of its fiduciary duties in the context of a sale of Clarient;

•	Representatives of Goldman Sachs and Latham & Watkins discussed and reviewed the history of the sale process and the interest expressed by General Electric and the Potential Purchasers;

•	Representatives of Goldman Sachs reviewed Goldman Sachs’ financial analysis of the proposed transaction with General Electric;

•

Representatives of Latham & Watkins provided the Board with a detailed summary of the most recent drafts of the merger agreement and the tender and support agreements and noted that the amount and payment terms of the termination fee were the primary outstanding issues in the merger agreement and the percentage of profit sharing was the primary outstanding issue in the tender and support agreements;

•

Representatives of Latham & Watkins provided the Board with a detailed summary of the management compensation arrangements that were relevant to the proposed transaction with General Electric, including the proposed management retention letters between the Company and each of Safeguard and Oak;

•	Mr. Andrews updated the Board on Clarient’s financial condition and prospects as a standalone company as projected under Clarient’s long-range financial plan approved by the Board; and

•	The Board discussed the strategic alternatives available to Clarient other than a sale to General Electric.

At 2:15 p.m. Pacific Time on October 21, 2010, all members of the Board met to consider the proposed Merger Agreement and the Support Agreements. At this meeting:

•

Representatives of Latham & Watkins explained each of the changes to the merger agreement and tender and support agreements since the Board meeting on October 20, 2010, including General Electric’s agreement to reduction of the termination fee from $20 million to $18 million, General Electric’s agreement to the inclusion of a right of Clarient to delay payment of up to $6 million of the termination fee under certain circumstances and the agreement of Safeguard and Oak to share 25% of their profits from a third party bidders under the circumstances described in the tender and support agreements;

•

Representatives of Goldman Sachs delivered Goldman Sachs’ oral opinion to the Board, which opinion was later confirmed in the written opinion of Goldman Sachs, dated October 22, 2010, the date of the Merger Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the $5.00 in cash per Common Share to be paid to the holders (other than General Electric and is affiliates) of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

After discussions with executive management, Latham & Watkins and Goldman Sachs, Clarient’s Board unanimously determined it was advisable, fair to and in the Company’s best interests and the best interests of its stockholders to enter into the Merger Agreement with General Electric and consummate the offer and the merger on the terms and conditions set forth therein. Clarient’s Board resolved unanimously to approve the Merger Agreement, the Offer and the Tender and Support Agreements.

In the morning of October 22, 2010, Clarient and General Electric executed the Merger Agreement and the parties to the Support Agreements executed the Support Agreements. Prior to the opening of the United States securities markets on October 22, 2010, Clarient and General Electric publicly announced the execution of the Merger Agreement.

Reasons for the Recommendation.

In evaluating the Offer and the Merger, the Board of Directors consulted with Clarient’s senior management, Clarient’s outside legal advisor, Latham & Watkins, the Company Board’s outside legal advisor, Abrams & Bayliss, and the financial advisor to the Board of Directors, Goldman Sachs and, in the course of reaching its determination to approve the Merger Agreement, the Offer, the Merger and the Contemplated Transactions and to recommend that Clarient’s stockholders accept the Offer and tender their Shares pursuant to the Offer and, if required, adopt the Merger Agreement and approve the Merger, the Board of Directors considered the following material factors and benefits of the Offer and the Merger in determining to enter into the Merger Agreement and to recommend that the Company’s stockholders accept the Offer:

•

Premium to Market Price. The Board of Directors reviewed the historical market prices, volatility and trading information with respect to the Common Shares. Specifically, the Board of Directors noted that the $5.00 price to be paid for each Common Share represented a 35.9% premium over the closing price of the Common Shares on October 19, 2010 and a 42.5% premium over the closing price of the Common Shares on September 21, 2010, which was approximately four-weeks prior to October 19, 2010.

•

Clarient’s Business and Financial Condition and Prospects. The Board of Directors considered its familiarity with the business, operations, prospects, business strategy, properties, assets, cash position and financial condition of the Company, and the certainty of Company stockholders realizing in cash a compelling value for the Common Shares and Preferred Shares in the Offer and Merger compared to the risk and uncertainty associated with the operation of the Company’s business in a highly volatile and unpredictable financial and regulatory environment.

•

Review of Strategic Alternatives. The members of the Board of Directors expressed their belief, after a thorough, independent review of strategic alternatives and discussions with the Company’s management and advisors, that the value offered to stockholders in the Offer and the Merger would be more favorable to the stockholders of the Company than the potential value that might have resulted from other strategic opportunities reasonably available to the Company, including remaining an independent company and pursuing the Company’s strategic plan, or pursuing a business combination transaction with another party, in each case taking into account the potential benefits, risks and uncertainties associated with those other opportunities.

•

Risks of Remaining Independent. The Board of Directors considered its assessment, after discussions with the Company’s management and advisors, of the risks of remaining an independent company and pursuing the Company’s strategic plan, including the risks relating to:

•	uncertainty of the government and private insurance reimbursement environment and the impact of health reform legislation;

•

potential for delays in the Company’s launch of new service offerings, including the Mammostrat and Taxane tests, that could result from, among other things, delays in acceptance of NCCN guidelines with respect to such service offerings;

•	the Company’s ability to successfully launch new service offerings and to obtain favorable pricing terms and CPT codes with respect thereto;

•	obtaining additional debt or equity capital;

•	the unprecedented volatility of the credit and equity capital markets in recent years; and

•	maintaining and protecting the Company’s intellectual property rights.

•

Process. The Board of Directors considered that the Company, with the assistance of its management and advisors, had conducted a vigorous process for the sale of the Company, including contacts and discussions with numerous other potential strategic acquirors.

•

Negotiations with General Electric. The Board of Directors considered the course of negotiations between the Company and General Electric, which resulted in an increase of $0.50, or 11%, from the low end of the price per Common Share range initially offered by General Electric, and improvements to the terms of the Merger Agreement in connection with those negotiations, and the Company Board’s belief, based on these negotiations, that this was the highest price per Common Share that General Electric was willing to pay and that the terms negotiated to date were the most favorable terms to the Company to which General Electric was willing to agree.

•

Likelihood of Completion. The Board of Directors considered its understanding that the Offer and the Merger likely would be completed based on, among other things, the absence of a financing condition or any condition requiring third party consents, General Electric’s representation that it had sufficient financial resources to pay the aggregate Common Offer Price and Preferred Offer Price and to consummate the Merger, the limited number of conditions to the Offer and Merger, and General Electric’s extensive prior experience in completing acquisitions of other companies.

•

Opinion of Goldman Sachs. The Board of Directors considered that Goldman Sachs presented certain financial analyses and delivered its oral opinion to the Board of Directors on October 21, 2010, which was subsequently confirmed in writing, that, as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $5.00 in cash per Common Share to be paid to the holders (other than General Electric and its affiliates) of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders as discussed under “Opinion of Goldman Sachs” below.

•	Tender Offer Structure. The Board of Directors considered the fact that the transaction would be structured as a tender offer which could be completed promptly resulting in cash consideration being delivered to the Company’s stockholders promptly, and reducing the period of uncertainty during the pendency of the transaction on stockholders, employees and customers, with a second-step Merger in which stockholders who do not tender their Shares in the Offer would also receive the same $5.00 Common Offer Price.

•

Extension of Offer. The Board of Directors considered the fact that, subject to its limited rights to terminate the Offer, General Electric would be required to extend the Offer, at the Company’s request, beyond the initial expiration date of the Offer if the conditions to the completion of the Offer were not satisfied as of such date.

•

Cash Consideration. The Board of Directors considered that the form of consideration to be paid to holders of Common Shares and Preferred Shares in the Offer and Merger would be cash, which would provide certainty of value and liquidity to the Company’s stockholders.

•

Terms of the Merger Agreement. The Board of Directors considered the terms of the Merger Agreement, including the ability of the Board of Directors to consider and respond, under certain circumstances specified in the Merger Agreement, to an unsolicited superior proposal by a third party to acquire the Company prior to completion of the Offer.

•

Company Board’s Ability to Withdraw or Change its Recommendation or Terminate the Merger Agreement. The Board of Directors considered its ability under the Merger Agreement to withdraw or modify its recommendation in favor of the Offer and the Merger or terminate the Merger Agreement under certain circumstances, including its ability to terminate the Merger Agreement in connection with a superior offer, subject to payment of a termination fee in an amount to be agreed in final negotiations with General Electric.

•

Reasonableness of Breakup Fee. The Board of Directors determined that the Breakup Fee would be within the customary range of breakup fees for transactions of this type, and that such a fee would not preclude another party from making a superior proposal.

•

Reasonableness of Support Agreements. The Board of Directors determined that the terms of the Support Agreements to be entered into by Oak and Safeguard Delaware were reasonable and would not preclude the Company from accepting a superior offer, taking into account that such Support Agreements would terminate upon termination of the Merger Agreement, that such Support Agreements would permit Oak and Safeguard Delaware to discuss a superior proposal with a potential acquiror if the Company were permitted to engage in such discussions under the Merger Agreement and that the profit sharing provisions of the Support Agreements would not be applicable to a higher offer by General Electric.

•

Availability of Appraisal Rights. The Board of Directors considered the availability of statutory appraisal rights to the Company’s stockholders who choose not to tender their Shares in the Offer and who otherwise comply with all the required procedures under the Delaware General Corporations Law, which would allow such stockholders to seek appraisal of the fair value of their Shares as determined by the Delaware Court of Chancery.

•

Reasonableness of Stockholder Letters. The Board of Directors determined that the proposed Stockholder Letters from Safeguard and Oak were reasonable and, among other things, would operate to incentivize and retain key management through the closing of a strategic transaction, would properly reward management without any impact on the price per share to be received by the Company’s public stockholders and would not disadvantage a third party making an unsolicited superior proposal because the terms of those letter agreements would apply to an alternative transaction.

The Board of Directors also considered a variety of risks and other potentially negative factors of the Offer, the Merger, the Merger Agreement and the other transactions contemplated thereby, including the following:

•	No Stockholder Participation in Future Growth or Earnings. The nature of the transaction as a cash transaction would prevent stockholders from participating in any future earnings or growth of the

Company, and stockholders would not benefit from any potential future appreciation in the value of the Shares, including any value that could be achieved if the Company engaged in future strategic or other transactions or as a result of improvements to the Company’s operations.

•

Taxable Consideration. The gains from the sale of Common Shares at the Common Offer Price and the sale of Preferred Shares at the Preferred Offer Price would be taxable to stockholders for U.S. federal income tax purposes, and any gains from any appraisal proceeding would be taxable for U.S. federal income tax purposes to stockholders who perfect their appraisal rights.

•

Effect of Public Announcement. The Board of Directors considered the potentially negative effect of a public announcement of the Merger Agreement on the Company’s operations, stock price and employees and its ability to attract and retain key management, scientific, research and sales personnel.

•

Effect of Failure to Complete Transactions. The Board of Directors considered potential negative effects if the Offer and the Merger and the other transactions contemplated by the Merger Agreement were not consummated, including:

•	the trading price of the Company’s common stock could be adversely affected;

•	the Company would have incurred significant transaction and opportunity costs attempting to consummate the transactions;

•	the Company could lose customers, suppliers, business partners and employees after the announcement of the Offer;

•	the Company’s business may be subject to significant disruption;

•	the market’s perceptions of the Company’s prospects could be adversely affected; and

•	the Company’s directors, officers, and other employees would have expended considerable time and effort to consummate the transactions.

•

Interim Restrictions on Business. The Board of Directors considered restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger that require the Company to operate its business in the ordinary course of business and other restrictions, other than with the consent of General Electric, that could delay or prevent the Company from undertaking business opportunities that could arise prior to the consummation of the Offer and the Merger.

•

Breakup Fee. The Board of Directors considered the requirement that the Company pay a Breakup Fee of $18 million if the Merger Agreement were to be terminated in certain circumstances, which potentially might deter third parties from making a competing offer for the Company prior to completion of the Offer, and could impact the Company’s ability to engage in another transaction for up to six months if the Merger Agreement were to be terminated in certain circumstances.

•

Interests of the Board of Directors and Management. The Board of Directors considered the possibility that the executive officers and directors of the Company could have interests in the transactions contemplated by the Merger Agreement that would be different from, or in addition to, those of the Company’s stockholders.

The foregoing discussion of the Board of Directors’ reasons for its recommendation to accept the Offer is not intended to be exhaustive, but addresses the material information and factors considered by the Board of Directors in its consideration of the Offer. The Board of Directors did not find it practicable to, and did not quantify or otherwise assign relative weights to, the specific reasons underlying its determination and recommendation. Rather, the Board of Directors viewed its determinations and recommendations as being based on the totality of the information and factors presented to and considered by the Board of Directors.

Certain Financial Forecasts

Historically, the Company has prepared and provided public guidance as to certain of the Company’s projected annual financial performance measures with respect to the then current fiscal year in its press release announcing its financial results for the immediately preceding fourth quarter and for the fiscal year then ended, and has publicly updated that guidance from time to time. A press release containing the Company’s most recent public guidance as to financial performance for fiscal year 2010 was furnished to the SEC on Form 8-K on July 28, 2010.

In September 2010, the Company prepared certain limited financial analyses and forecasts regarding Clarient’s possible future operations which were contained in the Company’s final long-range financial plan dated September 17, 2010 (the “Financial Forecasts”). The Financial Forecasts were prepared at the direction of and approved by the Board of Directors, and were used by it in connection with its deliberations regarding a potential sale of the Company. The Financial Forecasts were also provided to General Electric, Potential Purchaser #3 and Goldman Sachs. The Financial Forecasts were prepared for use only by the Board of Directors, Goldman Sachs and potential purchasers and do not, and were not intended to, act as public guidance regarding the Company’s future financial performance.

The Financial Forecasts were necessarily based on a variety of assumptions and estimates. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond Clarient’s control. The assumptions and estimates used to create the Financial Forecasts involve judgments made with respect to, among other things, sales growth rates, timing of new product launches, market size and growth rates, required investments, market share, future pricing and reimbursement rates, and levels of operating expenses, all of which are difficult to predict and many of which are outside of the Company’s control. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Contemplated Transactions, or any other changes that may in the future affect Clarient or its assets, business, operations, properties, policies, corporate structure, capitalization and management as a result of the Contemplated Transactions or otherwise. Accordingly, there can be no assurance that the assumptions and estimates used to prepare the Financial Forecasts will prove to be accurate, and actual results may materially differ.

The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that Clarient or any of its advisors or representatives considered or consider the Financial Forecasts to be an accurate prediction of future events, and the Financial Forecasts should not be relied upon as such. None of Clarient or its advisors or representatives has made or makes any representation regarding the information contained in the Financial Forecasts, and except as may be required by applicable securities laws, none of them intend to update or otherwise revise or reconcile the Financial Forecasts to reflect circumstances existing after the date such Financial Forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Forecasts are shown to be in error.

Clarient’s stockholders are cautioned not to place undue reliance on the Financial Forecasts included in this Schedule 14D-9, and such projected financial information should not be regarded as an indication that the Company, the Company Board, Goldman Sachs, or any other person considered, or now considers, them to be reliable predictions of future results, and they should not be relied upon as such.

A summary of the material projected financial information that was included in the Financial Forecasts is set forth below. All amounts are expressed in millions of dollars except for earnings per share.

Millions of Dollars (except per share data)	2010	2011	2012	2013	2014	2015
Revenue, net	$116.5	$152.9	$187.9	$232.3	$294.4	$351.0
Net income	$3.6	$12.3	$19.6	$32.9	$50.6	$49.9
Fully diluted earnings per share	$0.03	$0.11	$0.17	$0.27	$0.40	$0.38

Income from operations	$4.3	$13.8	$22.0	$36.9	$59.4	$84.2
Depreciation and amortization	$6.5	$7.2	$8.3	$8.7	$9.0	$9.4

EBITDA(1)	$10.8	$21.0	$30.3	$45.6	$68.5	$93.7

Increase in net working capital	$4.1	$10.9	$7.9	$10.3	$12.6	$12.9
Capital expenditures	$3.3	$5.4	$9.6	$8.1	$10.3	$12.3

(1)	Amounts may not add due to rounding. “EBITDA” is defined by Clarient as income or loss from operations before depreciation and amortization expense. EBITDA as defined by Clarient may differ from non-GAAP measures used by other companies and is not a measurement under GAAP. Management believes that using EBITDA as a metric can enhance an overall understanding of Clarient’s expected financial performance from ongoing operations, and EBITDA was used by management for that purpose. Clarient believes that EBITDA is frequently used by analysts, investors and other interested parties in evaluating companies such as Clarient.

There are limitations inherent in non-GAAP financial measures such as EBITDA in that they exclude a variety of charges and credits that are required to be included in a GAAP presentation, and do not therefore present the full measure of Clarient’s recorded costs against its net revenue. Management compensates for these limitations in non-GAAP measures by also evaluating Clarient’s performance based on traditional GAAP financial measures. Accordingly, in analyzing Clarient’s future financial performance, investors should consider these non-GAAP results together with GAAP results, rather than as an alternative to GAAP basis financial measures.

Although presented with numerical specificity, the Financial Forecasts are not fact and reflect numerous assumptions, estimates and judgments as to future events and the probability of such events made by the Company’s management, including assumptions, estimates and judgments noted above. Moreover, the Financial Forecasts are based on certain future business decisions that are subject to change. The Financial Forecasts generally take into account estimated taxes and existing net operating loss carryforwards. There can be no assurance that the assumptions, estimates and judgments used to prepare the Financial Forecasts will prove to be accurate, and actual results may differ materially from those contained in the Financial Forecasts. The inclusion of the Financial Forecasts in this Schedule 14D-9 should not be regarded as an indication that such Financial Forecasts will be predictive of actual future results, and the Financial Forecasts should not be relied upon as such. The Financial Forecasts are forward-looking statements.

The Financial Forecasts should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere in this Schedule 14D-9 and the Offer to Purchase. None of the Financial Forecasts were prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of such independent registered public accounting firm included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2009 relates to the Company’s historical financial information. It does not extend to the Financial Forecasts and should not be read to do so.

Opinion of Goldman Sachs

Goldman Sachs rendered its oral opinion to the Company Board on October 21, 2010, which was subsequently confirmed in writing, that as of the date of the written opinion and based upon and subject to the factors and assumptions set forth therein, the $5.00 in cash per Common Share to be paid to the holders (other than General Electric and its affiliates) of Common Shares pursuant to the Merger Agreement was fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated October 22, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Common Shares should tender such shares in connection with the Offer or how any holder of such shares should vote with respect to the Merger or any other matter.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2009;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain other communications from the Company to its stockholders;

•	certain publicly available research analyst reports for the Company; and

•	the Financial Forecasts prepared by the Company’s management, which were approved for Goldman Sachs’ use by the Company Board.

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the shares of Company Common Stock; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the diagnostic services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs considered appropriate.

For purposes of rendering the opinion described above, Goldman Sachs relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by it, and Goldman Sachs does not assume any liability for any such information. In that regard, Goldman Sachs assumed with the consent of the Company that the Financial Forecasts were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any such evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the transactions contemplated by the Merger Agreement will be obtained without any adverse effect on the expected benefits of such transactions in any way meaningful to its analysis. Goldman Sachs also assumed that the transactions contemplated by the Merger Agreement will be consummated on the terms set forth therein, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Goldman Sachs’ opinion does not address any legal, regulatory, tax or accounting matters.

Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement or the relative merits of such transactions as compared to any strategic alternatives that may be available to the Company. Goldman Sachs’ opinion addresses only the fairness from a financial point of view, as of the date of its opinion, of the $5.00 in cash per Common Share to be paid to the holders (other than General Electric and its affiliates) of such shares pursuant to the Merger Agreement. Goldman Sachs’ opinion does not express any view on, and does not address, any other term or aspect of the Merger Agreement or the transactions contemplated thereby or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the transactions contemplated thereby, including, without limitation, the fairness of such transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the transactions contemplated by the Merger Agreement, whether relative to the $5.00 in cash per Common Share to be paid to the holders (other than General Electric and its affiliates) of such shares pursuant to the Merger Agreement or otherwise. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion.

The advisory services provided by Goldman Sachs and the opinion expressed in Goldman Sachs’ opinion were provided for the information and assistance of the Company Board in connection with its consideration of the transactions contemplated by the Merger Agreement, and Goldman Sachs’ opinion does not constitute a recommendation as to whether or not any holder of Common Shares should tender such shares in connection with the Offer or how any holder of such shares should vote with respect to the Merger or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Company Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before October 19, 2010 and is not necessarily indicative of current market conditions.

Selected Public Companies Analysis. Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the diagnostic services industry:

•	Bio-Reference Laboratories, Inc.

•	Celera Corporation

•	Genomic Health, Inc.

•	Laboratory Corporation of America Holdings

•	Myriad Genetics, Inc.

•	Quest Diagnostics Incorporated

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs calculated and compared various financial multiples and ratios based on the most recent publicly available financial data obtained from SEC filings and estimates obtained from the Institutional Brokers’ Estimates System (“IBES”). The multiples and ratios of the Company and the selected companies were calculated using the closing price of each company’s shares on October 19, 2010. With respect to the Company and the selected companies, Goldman Sachs calculated (1) enterprise value, which is the market value of common equity plus the book value of debt, less cash, and (2) enterprise value as a multiple of estimated sales for calendar years 2010, 2011 and 2012. The following table presents the results of this analysis:

	Selected Public Companies		Company
	Range	Median
Enterprise Value as a multiple of estimated sales:
Y2010E	1.2 – 3.5x	1.8x	3.7x
Y2011E	1.0 – 3.2x	1.6x	3.0x
Y2012E	0.9x – 3.0x	1.5x	2.6x

Goldman Sachs also calculated (1) earnings before interest, taxes, depreciation and amortization, or EBITDA, for the latest twelve months ended June 30, 2010 and (2) enterprise value as a multiple of (a) EBITDA for the latest twelve months ended June 30, 2010 and (b) EBITDA estimated for calendar years 2010 and 2011 based on IBES estimates. The following table presents the results of this analysis:

	Selected Public Companies		Company
	Range	Median
Enterprise Value as a multiple of estimated EBITDA:
LTM	7.2x – 11.6x	8.5x	N/M
Y2010E	7.4x – 36.2x	8.8x	48.6x
Y2011E	7.0x – 17.6x	8.1x	NA

Goldman Sachs also calculated the price-to-earnings ratios for estimated earnings in calendar years 2011 and 2012. The following table presents the results of this analysis:

	Selected Public Companies		Company
	Range	Median
Price/Earnings Ratio:
Y2011E	11.6x – 18.5x	15.6x	33.2x
Y2012E	10.5x – 19.6x	14.2x	22.0x

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions in the diagnostic services and diagnostic products industries since 2005. These transactions (listed by acquirer/target and date of announcement) were:

•	Laboratory Corporation of America Holdings/Genzyme Genetics, a business unit of Genzyme Corporation (September 2010)

•	Fujirebio, Inc., a subsidiary of Miraca Holdings/Innogenetics NV (July 2010)

•	Becton, Dickinson and Company/HandyLab, Inc. (October 2009)

•	Laboratory Corporation of America Holdings/Monogram Biosciences, Inc. (June 2009)

•	Gen-Probe Incorporated/Tepnel Life Sciences (January 2009)

•	Solvay SA/Innogenetics NV (July 2008)

•	Sonic Healthcare Ltd./Sunrise Medical Laboratories, Inc. (July 2007)

•	Roche/Ventana Medical Systems (June 2007)

•	Quest Diagnostics Incorporated/Ameripath, Inc. (April 2007)

•	EQT V/Dako (February 2007)

•	Sonic Healthcare Ltd./American Esoteric Laboratories, Inc. (December 2006)

•	Danaher Corporation/Vision Systems Limited (October 2006)

•	Becton, Dickinson and Company/Tripath Imaging Inc. (August 2006)

•	AmeriPath, Inc./Specialty Laboratories, Inc. (September 2005)

For the selected transactions, Goldman Sachs calculated and compared, using publicly available data, aggregate consideration as a multiple of last twelve months of sales for the target companies and the median price premia paid per share relative to the market closing price of the target companies on the day prior to announcement of the transactions and the market closing price of the target companies four weeks prior to announcement of the transactions. For two of the selected transactions (Fujirebio, Inc./Innogenetics NV and Becton, Dickinson and Company/HandyLab, Inc.), neither the aggregate consideration as a multiple of LTM of sales nor the premia was available. While none of the companies that participated in the selected transactions are directly comparable to the Company, the companies that participated in the selected transactions are companies with operations that, for the purposes of analysis, may be considered similar to certain of the Company’s results, market size and product profile.

The following table presents the results of this analysis:

	Selected Public Companies/ Selected Transactions						The Company/ Proposed Transaction
	Range		Mean		Median		Offer Price $5.00
Aggregate consideration as a multiple of LTM Sales	1.8x – 12.1	x	4.0	x	3.0	x	5.8	x
1 Day Premium	1.6% – 73.3%		47.7%		52.0%		35.9%
4 Week Premium	1.7% – 146.4%		72.0%		66.4%		42.5%

Premia Paid Analysis. Goldman Sachs also calculated the median price premia paid per share relative to the market closing price of target companies on the day prior to announcement and four weeks prior to announcement of transactions for announced and completed cash transactions involving target companies in the United States in all industries since 2007 where majority ownership was acquired with transaction enterprise values of $400 million to $1 billion, using publicly available historical data.

The following table presents the results of this analysis:

Period	One Day Premium	Four Week Premium
Selected Transactions
2007	27.3%	20.0%
2008	25.9%	31.0%
2009	36.4%	38.2%
2010	30.7%	39.4%
Proposed Transaction	35.9%	42.5%

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Financial Forecasts. Goldman Sachs calculated indications of net present value of free cash flows for the Company for the years 2011 through 2015, which were then discounted to December 31, 2010 using mid-year convention and illustrative discount rates ranging from 11.00% to 14.00%, reflecting estimates of the Company’s weighted average cost of capital, and included present value of future estimated net operating loss carry forwards. Goldman Sachs calculated implied prices per Common Share using illustrative terminal value indications in the year 2015 based on multiples ranging from 7.5x 2015 EBITDA to 11.5x 2015 EBITDA. These terminal values were then discounted to calculate implied indications of present values using illustrative discount rates ranging from 11.0% to 14.0%. Goldman Sachs also assumed net debt based on the estimated December 31, 2010 figures in the Financial Forecasts. This analysis resulted in a range of implied present values of $3.91 to $6.24 per Common Share.

General. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or the contemplated transactions.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Company Board as to the fairness from a financial point of view of the $5.00 in cash per Common Share to be paid to the holders (other than General Electric and its affiliates) of such shares pursuant to the Merger Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, General Electric, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The consideration for the transactions was determined through arms’-length negotiations between the Company and General Electric and was approved by the Company Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transactions.

As described above, Goldman Sachs’ opinion to the Company Board was one of many factors taken into consideration by the Company Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Goldman Sachs and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman Sachs and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, General Electric, any of their respective affiliates and third parties, including Safeguard, a significant stockholder of the Company, and its affiliates and portfolio companies and affiliates of Oak Management Corporation, an affiliate of a significant stockholder of the Company (“Oak Management”), or any currency or commodity that may be involved in the transactions contemplated by the Agreement for their own account and for the accounts of their customers. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the transactions contemplated by the Agreement. Goldman

Sachs has provided certain investment banking services to Oak Management and its affiliates from time to time. Goldman Sachs has also provided certain investment banking services to General Electric and its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as General Electric’s financial advisor in the acquisition of Vital Signs, Inc., which closed in October 2008; as joint bookrunning manager with respect to an offering of 547,825,000 shares of General Electric’s common stock and $3 billion of General Electric’s preferred stock in October 2008; as joint bookrunning manager with respect to a public offering by GE Capital Corporation, a subsidiary of General Electric, of medium term notes (aggregate principal amount of $6.5 billion) in December 2008; as joint bookrunning manager in a public offer by GE Capital Corporation to exchange subordinated debentures for trust securities (aggregate principal amount of $7.7 billion) in February 2010; and as joint bookrunning manager with respect to a public offering by NBC Universal, Inc., a subsidiary of General Electric, of senior unsecured notes (aggregate principal amount of $5.1 billion) in September 2010. Goldman Sachs may also in the future provide investment banking services to the Company, General Electric, Oak Management and their respective affiliates and Safeguard Scientifics and its affiliates and portfolio companies for which its Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with Oak Management, GE Capital Corporation and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of Oak Management and GE Capital Corporation from time to time and may do so in the future.

The Company Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the transactions contemplated by the Merger Agreement. Pursuant to a letter agreement dated July 1, 2010, the Company engaged Goldman Sachs to act as its financial advisor in connection with the transactions contemplated by the Merger Agreement. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of approximately $9 million, the principal portion of which is contingent upon consummation of the transactions contemplated by the Merger Agreement. In addition, the Company has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Intent to Tender.

As discussed above under the heading “Arrangements with Principal Stockholders — Tender and Support Agreements” in Item 3, each of Safeguard Delaware and Oak have entered into the Support Agreements pursuant to which they have agreed, among other things, to validly tender or cause to be tendered all of their Shares to Purchaser in the Offer. The Support Agreements, which are incorporated by reference herein, are attached hereto as Exhibit (e)(2) and Exhibit (e)(3).

To the Company’s knowledge, after making reasonable inquiry, all of Clarient’s executive officers and directors intend to tender any Shares held of record or beneficially owned by them pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or any non-transferable restricted shares.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

The Company retained Goldman Sachs as its financial advisor, including to undertake a study to enable Goldman Sachs to provide an opinion to the Company Board as to the fairness from a financial point of view of the Common Offer Price to be paid to the holders (other than General Electric and its affiliates) of the Common Shares pursuant to the Merger Agreement. The discussion pertaining to the retention of Goldman Sachs by Clarient in Item 4 (“The Solicitation or Recommendation — Opinion of Goldman, Sachs & Co.”) is hereby incorporated by reference in this Item 5.

Except as set forth above, neither Clarient nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to Clarient’s stockholders on its behalf in connection with the Offer or the Contemplated Transactions.

Item 6.	Interest in Securities of the Subject Company.

Other than pursuant the Support Agreements and as set forth below, no transactions in the Shares during the past 60 days have been effected by Clarient or, to its knowledge, by any of its executive officers, directors, affiliates or subsidiaries of Clarient.

Identity of Person	Date of Transaction	Number of Common Shares	Price Per Share	Nature of Transaction
Safeguard Delaware	9/17/2010	624,306	$0.98	Acquisition of Common Shares upon Exercise of Warrants

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule 14D-9 (including in the Exhibits to this Schedule 14D-9), Clarient is not undertaking or engaged in any negotiations in response to the Offer that relate to:

•	a tender offer for, or other acquisition of, the securities of Clarient, any of its subsidiaries or any other person;

•	any extraordinary transaction, such as a merger, reorganization or liquidation, involving Clarient or any of its subsidiaries;

•	any purchase, sale or transfer of a material amount of assets of Clarient or any of its subsidiaries; or

•	any material change in the present dividend rate or policy, indebtedness or capitalization of Clarient.

Except as set forth in this Schedule 14D-9, there are no transactions, resolutions of the Board of Directors, agreements in principle or signed agreements in response to the Offer that relate to or would result in one or more of the events referred to in the preceding paragraph.

Item 8.	Additional Information.

Anti-Takeover Statutes and Provisions.

As a Delaware corporation, Clarient is subject to Section 203 of the DGCL. Under Section 203, certain “business combinations” between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an “interested stockholder” are prohibited for a three-year period following the date that such a stockholder became an interested stockholder, unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of directors of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

A corporation may also elect in its original certificate of incorporation or through a subsequent amendment to its certificate of incorporation or bylaws not to be governed by Section 203 of the DGCL. The term “business combination” is defined generally to include mergers or consolidations between a Delaware corporation and an “interested stockholder,” transactions with an “interested stockholder” involving the assets or stock of the corporation or its majority owned subsidiaries and transactions which increase an “interested stockholder’s” percentage ownership of stock. The term “interested stockholder” is defined generally as a stockholder who, together with affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation’s outstanding voting stock.

The Board of Directors has taken all action necessary to exempt the Offer, the Merger, the Merger Agreement and the other Contemplated Transactions from the restrictions on business combinations contained in Section 203 of the DGCL.

Clarient conducts business in a number of other states that have enacted anti-takeover laws. Should any person seek to apply any state anti-takeover law, Clarient and General Electric will, and are required by the Merger Agreement to, take all action necessary to render such statute inapplicable to the Merger and the Contemplated Transactions. Although the law is not entirely settled, federal cases have found state anti-takeover statutes unconstitutional as applied to corporations incorporated outside the state.

Appraisal Rights.

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is completed, stockholders who have not tendered their Shares in the Offer and have not voted in favor of the Merger or consented thereto in writing, who timely submit a demand for appraisal in accordance with Section 262 of the DGCL and who otherwise comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of the Shares (exclusive of any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash (all such Shares, the “Dissenting Shares”). Any Shares held by a person who dissents and demands appraisal of such Shares and who complies with Section 262 of the DGCL will not be converted into the right to receive merger consideration. A judge will only determine the fair value of the Shares if at least one holder properly perfects appraisal rights, files an appraisal action, and litigates the case in court. Any such judicial determination of the fair value of the Dissenting Shares could be based upon considerations other than or in addition to the Offer Price and the market value of the Shares. The value so determined could be higher or lower than, or the same as, the Offer Price or the consideration paid in such a merger. Moreover, General Electric could argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of the Dissenting Shares is less than the Common Offer Price or Preferred Offer Price, as applicable. In the event that any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses his rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the Common Offer Price or Preferred Offer Price, as applicable. Notwithstanding anything to the contrary contained in the Merger Agreement, each of General Electric, Purchaser and Clarient have acknowledged and agreed in the Merger Agreement that in any appraisal proceeding under Section 262 of the DGCL with respect to Dissenting Shares, and to the fullest extent permitted by applicable law, the Surviving Corporation shall not assert that the Top-Up Option (as defined below), the Shares issued pursuant to the Top-Up Option (the “Top-Up Option Shares”) or any cash or promissory note delivered by Purchaser to Clarient as payment for any Top-Up Option Shares should be considered in connection with the determination of the fair value of the Dissenting Shares in accordance with Section 262(h) of the DGCL.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to holders of Shares if the Merger is consummated. Any holder of Shares considering demanding appraisal is advised to consult legal counsel. Holders of Shares who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect to those Shares.

Litigation.

Following announcement of the Merger Agreement on October 22, 2010, several lawsuits were filed by plaintiffs who allegedly hold Common Shares, suing on behalf of themselves and on behalf of an alleged class of the Company’s public stockholders. Seven suits have been filed in the Superior Court of California, County of Orange: on October 25, 2010 a suit was filed by plaintiff Herbert Silverberg (“Silverberg Complaint”) naming the Company, each member of the Company Board, Safeguard, Oak and Purchaser; on October 26, 2010 a suit was filed by plaintiff Southwest Ohio Regional Council of Carpenters Pension Plan (“Southwest Ohio Complaint”) naming the Company, each member of the Company Board, Purchaser, General Electric and 25 unidentified “Does”; and on October 28, 2010 three suits were filed: by plaintiff Dolph Haege naming the Company, each member of the Company Board, Purchaser and General Electric, by plaintiff Michael Sassone (“Sassone Complaint”) naming the same defendants as the Southwest Ohio Complaint and by Frank Sigl (“Sigl Complaint”) also naming the same defendants as the Southwest Ohio Complaint. Two suits were filed on October 29, 2010, by plaintiff Benjamin Greenblatt (“Greenblatt Complaint”) naming the Company and each member of the Company Board and by plaintiff Babak Sohrabian (“Sohrabian Complaint”) naming the Company and each member of the Company Board.

In addition, two suits were filed in Delaware Court of Chancery: one on October 27, 2010 by plaintiff Bette Kurzweil naming the Company, each member of the Company Board, General Electric, GE Healthcare, and Purchaser and another on November 2, 2010 by Herbert Silverberg, who also filed the Silverberg Complaint in California, naming the Company, each member of the Company Board, Safeguard Delaware, Oak and Purchaser.

Plaintiffs in each case allege that members of the Company Board breached their fiduciary duties to the Company’s stockholders, and that the Merger Agreement between the Company and General Electric involves an unfair price, an inadequate sales process, unreasonable deal protection devices, and that defendants agreed to the Merger to benefit themselves personally. The Silverberg Complaints also allege that Safeguard and Oak together control the Company and breached fiduciary duties allegedly owed by controlling shareholders to the Company’s stockholders, and that Safeguard and Oak have conflicts of interests with respect to the sale of the Company. In addition, in each case, the plaintiffs allege that the Company aided and abetted the alleged breach of fiduciary duty by the other defendants. Either General Electric, GE Healthcare, and/or Purchaser are named as defendants and alleged to have aided and abetted the alleged breach of fiduciary duty by the other defendants in each case with the exception of the Greenblatt Complaint and the Sohrabian Complaint.

The complaints seek to enjoin the transaction or in the alternative award the respective plaintiffs and alleged class damages plus pre- and post-judgment interest, as well as other unspecified attorney’s and other fees and costs, and other relief. The Southwest Ohio Complaint, Sassone Complaint, and Sigl Complaint also seek to impose a constructive trust in favor of plaintiff and the alleged class upon any benefits improperly received by defendants.

The Company believes that these actions have no merit and intends to defend vigorously against them.

Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have expired or have otherwise terminated. These requirements apply to General Electric’s and Purchaser’s acquisition of the Shares in the Offer.

Under the HSR Act, the purchase of the Shares in the Offer may not be completed until both General Electric and Clarient file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15 calendar day waiting period following receipt of General Electric’s filing by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. Clarient and General Electric filed the Premerger Notification and Report Forms with the FTC and the Antitrust Division for review in connection with the Offer on November 4, 2010. The initial waiting period applicable to the purchase of Shares will expire on November 19, 2010, prior to the initial expiration date of the Offer unless the waiting period is earlier terminated by the FTC or extended by a request from the FTC or Antitrust Division for additional information or documentary material from General Electric and Clarient prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from General Electric and Clarient, the waiting period with respect to the Offer and the Merger will be extended for an additional period of 10 calendar days following the date General Electric and Clarient certify that each has substantially complied with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with General Electric’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the Shares by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the Shares in the Offer and the Merger, the divestiture of the Shares purchased in the Offer or the divestiture of substantial assets of Purchaser, Clarient or any of their respective subsidiaries or affiliates. Private parties as well as state attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Top-Up Option.

Subject to the terms of the Merger Agreement, Clarient has granted to Purchaser an option (the “Top-Up Option”), exercisable only on the terms and conditions set forth in the Merger Agreement, to purchase, from Clarient an aggregate number of Common Shares equal to the lowest number of Common Shares that, when added to the number of Common Shares owned by General Electric, Purchaser or their respective affiliates at the time of such exercise, shall constitute one share more than ninety percent (90%) of the total Common Shares then outstanding on a fully diluted basis (and assuming the issuance of the Top-Up Option Shares).

The Top-Up Option is not exercisable unless, immediately after such exercise, General Electric, Purchaser and their respective affiliates would hold, in the aggregate, at least 90% of the then-outstanding Common Shares and 90% of the then-outstanding Preferred Shares, if any. The number of Common Shares that may be issued pursuant to the Top-Up Option is also limited to the aggregate number of Common Shares that Clarient is authorized to issue under its Certificate of Incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The obligation of Clarient to issue such Common Shares is subject to compliance with all applicable regulatory and stock exchange requirements. As of November 2, 2010, there were a total of 150,000,000 authorized Common Shares under Clarient’s Certificate of Incorporation, 88,698,791 Common Shares issued and outstanding, and 37,321,689 Common Shares reserved for issuance upon conversion of Preferred Shares, exercise of Warrants and Options, or pursuant to Company Stock Plans and other contractual commitments. As a result, as of November 2, 2010, the maximum number of Common Shares that could be issued under the Top-Up Option was 23,979,520 Common Shares. Based on the number of Common Shares and Preferred Shares outstanding as of November 2, 2010, General Electric, Purchaser and their respective affiliates would need to acquire approximately 87.8% of the outstanding Common Shares assuming conversion of all outstanding Preferred Shares into Common Shares in order to exercise the Top-Up Option.

The Top-Up Option may be exercised by General Electric or Purchaser, in whole or in part, at any time at or after the Completion of the Offer, and no exercise of the Top-Up Option shall be effective prior to the Completion of the Offer. The aggregate purchase price payable for the Common Shares being purchased by General Electric or Purchaser pursuant to the Top-Up Option shall be determined by multiplying the number of such Common Shares by the Common Offer Price. Such purchase price may be paid by General Electric or Purchaser, at its election, by delivery of either cash for the full purchase price of the Top-Up Option Shares or cash in an amount equal to at least the aggregate par value of the Top-Up Option Shares and a promissory note having a principal amount equal to such full purchase price, or by any combination of the foregoing. Any such promissory note shall bear interest at the rate of 6% per annum and shall be due 60 Business Days after the purchase of the Top-Up Option Shares. The Top-Up Option is intended to expedite the timing of the Completion of the Merger by permitting General Electric and Purchaser to effect a “short-form” merger pursuant to applicable Delaware law at a time when the approval of the Merger at either a meeting of Clarient’s stockholders, or an action by written consent, would be assured because their ownership would represent at least a majority of the voting power of all Shares entitled to vote at such a meeting, or provide such written consent, as is required to complete the Merger.

Short-Form Merger.

Section 253 of the DGCL provides that, if a parent corporation owns at least 90% of each class of the stock of a subsidiary, that corporation can effect a short-form merger with that subsidiary without any action on the part of the subsidiary. If General Electric, Purchaser and their respective affiliates acquire at least 90% of the outstanding Common Shares and Preferred Shares, General Electric, Purchaser and Clarient shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable following the time such ownership is obtained, without a stockholders’ meeting in accordance with Section 253 of the DGCL.

Written Consent of Stockholders.

If approval of Clarient’s stockholders is required under applicable law in order to complete the Merger (i.e. in the event that Purchaser does not own at least 90% of the outstanding Common Shares and is unable to complete a short-form merger pursuant to Section 253 of the DGCL), Clarient will, as promptly as practicable after the Completion of the Offer, duly set a record date for an action by written consent of the stockholders of Clarient to adopt the Merger Agreement and consummate the actions approved in such stockholder consent. General Electric and Purchaser will execute such stockholder consent with respect to all Shares then owned by General Electric and Purchaser.

Section 14(f) Information Statement.

The Information Statement attached as Annex I is being furnished in connection with the possible designation by General Electric, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors, other than at a meeting of Clarient’s stockholders as described in Item 3 above and in the Information Statement, and is incorporated herein by reference.

Annual Report on Form 10-K.

For additional information regarding the business and the financial results of Clarient, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, which is incorporated herein by reference except to the extent modified hereby.

Cautionary Note Regarding Forward-Looking Statements.

Certain statements either contained in or incorporated by reference into this Schedule 14D-9, other than purely historical information, including estimates, projections and statements relating to the Company’s business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are “forward-looking statements.” These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. Such forward-looking statements include the ability of the Company, General Electric and Purchaser to complete the transactions contemplated by the Merger Agreement, including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. The forward-looking statements contained in this document are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. Actual results may differ materially from current expectations because of risks associated with uncertainties as to the timing of the Offer and the subsequent Merger; uncertainties as to how many of the Shares will be tendered in the Offer; the risk that competing offers or acquisition proposals will be made; the possibility that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; the effects of disruption from the Contemplated Transactions on the Company’s business and the fact that the announcement and pendency of the Contemplated Transactions may make it more difficult to establish or maintain relationships with employees, suppliers and other business partners; the risk that shareholder litigation in connection with the Offer or the Merger may result in significant costs of defense, indemnification and liability; other uncertainties pertaining to the business of the Company, including the Company’s product development programs, clinical trials and results; legislative and regulatory activity and oversight; the continuing global economic uncertainty and other risks detailed in the Company’s public filings with the SEC from time to time, including the Company’s most recent Annual Report on Form 10-K for the year ended December 31, 2009 and Quarterly Reports on Form 10-Q. The reader is cautioned not to unduly rely on these forward-looking statements. The Company expressly disclaims any intent or obligation to update or revise publicly these forward-looking statements except as required by law.

Item 9.	Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase, dated November 5, 2010 (incorporated herein by reference to Exhibit(a)(1)(A) to the Schedule TO of Crane Merger Sub, Inc., filed with the SEC on November 5, 2010).

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9) (incorporated herein by reference to Exhibit(a)(1)(B) to the Schedule TO of Crane Merger Sub, Inc., filed with the SEC on November 5, 2010).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated herein by reference to Exhibit(a)(1)(C) to the Schedule TO, filed by Crane Merger Sub, Inc., with the SEC on November 5, 2010).

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(D) to the Schedule TO, filed by Crane Merger Sub, Inc., with the SEC on November 5, 2010).

Exhibit Number	Description
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit(a)(1)(E) to the Schedule TO, filed by Crane Merger Sub, Inc., with the SEC on November 5, 2010).

(a)(1)(F)	Letter to Holders of Restricted Stock (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO, filed by Crane Merger Sub, Inc., with the SEC on November 5, 2010).

(a)(1)(G)	Summary Newspaper Advertisement published in The Wall Street Journal on November 5, 2010 (incorporated herein by reference to Exhibit(a)(5)(A) to the Schedule TO, filed by Crane Merger Sub, Inc., with the SEC on November 5, 2010).

(a)(2)(A)	Letter, dated November 5, 2010, from the board of directors of Clarient, Inc. to its stockholders.

(a)(2)(B)	Joint Press Release issued by General Electric Company and Clarient, Inc. on October 22, 2010 (incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by General Electric Company on October 22, 2010).

(a)(2)(C)	Press Release, dated November 5, 2010, issued by Clarient, Inc.

(a)(2)(D)	Information Statement pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder attached as Annex I.

(a)(2)(E)	Opinion of Goldman, Sachs & Co., dated October 22, 2010 attached as Annex II.

(a)(2)(F)	General Corporation Law of the State of Delaware Section 262 attached as Annex III.

(e)(1)	Agreement and Plan of Merger, dated as of October 22, 2010, by and among General Electric Company, Crane Merger Sub, Inc. and Clarient, Inc. (incorporated herein by reference to Exhibit 2.1 to Clarient, Inc.’s Current Report on Form 8-K dated October 22, 2010).

(e)(2)	Tender and Support Agreement, dated as of October 22, 2010, by and among General Electric Company, Crane Merger Sub, Inc., and Safeguard Delaware, Inc. (incorporated herein by reference to Exhibit 10.1 to Clarient, Inc.’s Current Report on Form 8-K dated October 22, 2010).

(e)(3)	Tender and Support Agreement, dated as of October 22, 2010, by and among General Electric Company, Crane Merger Sub, Inc., and Oak Investment Partners XII, Limited Partnership (incorporated herein by reference to Exhibit 10.2 to Clarient, Inc.’s Current Report on Form 8-K dated October 22, 2010).

(e)(4)	Letter Agreement, dated as of October 22, 2010, by and among Clarient, Inc. and Safeguard Scientifics, Inc. (incorporated herein by reference to Exhibit 10.3 to Clarient, Inc.’s Current Report on Form 8-K dated October 22, 2010).

(e)(5)	Letter Agreement, dated as of October 22, 2010, by and among Clarient, Inc. and Oak Investment Partners XII, Limited Partnership (incorporated herein by reference to Exhibit 10.4 to Clarient, Inc.’s Current Report on Form 8-K dated October 22, 2010).

(e)(6)	Confidentiality Agreement, dated June 6, 2010, between Clarient, Inc. and General Electric Company.

(e)(7)	Exclusivity Agreement, dated September 30, 2010, between Clarient, Inc. and General Electric Company.

(e)(8)	Stock Option Agreement, dated May 30, 2008, between Clarient, Inc. and Michael Pellini, M.D. (incorporated herein by reference to Exhibit 10.3 to Clarient, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 dated August 11, 2008).

Exhibit Number	Description
(e)(9)	Employment letter agreement, dated July 26, 2010, between the Company and Ronald A. Andrews (incorporated herein by reference to Exhibit 10.2 to Clarient, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 dated November 2, 2010).

(e)(10)	Employment letter agreement, dated July 26, 2010, between the Company and Michael J. Pellini, M.D. (incorporated herein by reference to Exhibit 10.3 to Clarient, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2010 dated November 2, 2010).

(e)(11)	Employment letter agreement, dated July 26, 2010, between the Company and David J. Daly (incorporated herein by reference to Exhibit 10.4 to Clarient, Inc.’s Quarterly Report on Form 10-Q dated November 2, 2010).

(e)(12)	Employment letter agreement, dated as of November 1, 2010, between the Company and Michael R. Rodriguez.

(e)(13)	Form of Indemnification Agreement, entered into with Ms. Ann H. Lamont and Mr. Andrew Adams effective as of March 26, 2009 (incorporated herein by reference to Exhibit 10.3 to Clarient, Inc.’s Current Report on Form 8-K dated March 27, 2009).

(e)(14)	2007 Incentive Award Plan, as amended (incorporated herein by reference to Exhibit 10.1 to Clarient, Inc.’s Current Report on Form 8-K dated June 8, 2010).

(e)(15)	1996 Equity Compensation Plan, as amended (incorporated herein by reference to Exhibit 10.12 to Clarient, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 dated November 9, 2004).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CLARIENT, INC.

By:	/S/ RONALD A. ANDREWS
Name: Title:	Ronald A. Andrews Chief Executive Officer

Dated: November 5, 2010

ANNEX I

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14(f)-1 THEREUNDER

CLARIENT, INC.

31 COLUMBIA

ALISO VIEJO, CALIFORNIA 92656

This Information Statement is being mailed on or about November 5, 2010 to holders of record of common stock, par value $0.01 per share (the “Common Shares”), and holders of record of preferred stock, par value $0.01 per share (the “Preferred Shares” and, together with the Common Shares, collectively, the “Shares”), of Clarient, Inc., a Delaware corporation (“Clarient ” or the “Company”), as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Clarient with respect to the tender offer (the “Offer”) by Crane Merger Sub, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of General Electric Company, a New York corporation (“General Electric”), for all of the issued and outstanding Shares of Clarient. Unless the context indicates otherwise, in this Information Statement, “us,” “we,” and “our” refers to Clarient. You are receiving this Information Statement in connection with the possible election of persons designated by General Electric to at least a majority of the seats on the Clarient Board of Directors (the “Board of Directors”). This designation is to be made pursuant to the Agreement and Plan of Merger, dated as of October 22, 2010 (as such agreement may be amended or supplemented from time to time, the “Merger Agreement”), by and among General Electric, Purchaser and Clarient.

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on November 5, 2010, to purchase all of the issued and outstanding Common Shares, at a price of $5.00 per Common Share (the “Common Offer Price”), and all of the issued and outstanding Preferred Shares, at a price of $20.00 per Preferred Share (the “Preferred Offer Price”), net to the seller in cash, without interest and less any required withholding taxes, upon the terms and conditions set forth in the Offer to Purchase dated November 5, 2010 and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively, constitute the “Offer”). The initial expiration date of the Offer is midnight, New York City time, on Monday, December 6, 2010, subject to extension in certain circumstances as required or permitted by the Merger Agreement, the Securities and Exchange Commission (the “SEC”), or applicable law. At that time, if all the conditions to the Offer have been satisfied or waived, Purchaser will purchase all Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed with the Schedule 14D-9 to stockholders of Clarient and are filed as exhibits to the Schedule 14D-9 filed by Clarient with the SEC on November 5, 2010.

The Merger Agreement provides that, at any time after Purchaser accepts any Shares for payment pursuant to the Offer, General Electric will be entitled to designate to serve on the Board of Directors, the number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement to effect these provisions) and (ii) the percentage that the aggregate number of Common Shares beneficially owned by General Electric, Purchaser or any of their respective affiliates bears to the total number of Common Shares then outstanding (including, in each case, any outstanding securities of the Company that are convertible or exchangeable into or exercisable for Common Shares on an as-converted basis). As a result, General Electric Company will have the ability to designate a majority of the Board of Directors following consummation of the Offer.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, in connection with the appointment of General Electric’s designees to the Board of Directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning General Electric and Purchaser’s designees have been furnished to Clarient by General Electric, and Clarient assumes no responsibility for the accuracy or completeness of such information.

Annex I-1

GENERAL ELECTRIC COMPANY DESIGNEES

As of the date of this Information Statement, General Electric has not determined who its designees to the Board of Directors will be, but they will be selected from the list of potential designees provided below (the “Potential Designees”). The Potential Designees have consented to serve as directors of the Company if so designated. None of the Potential Designees currently is a director of, or holds any position with, the Company. General Electric has informed the Company that, to its knowledge, none of the Potential Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familial relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the SEC.

List of Potential Designees.

The following sets forth the name, age, present principal occupation or employment and past material occupations, positions, offices or employment for at east the past five years for each Potential Designee. The current business address and telephone number of each Potential Designee is 9900 W Innovation Drive, Wauwatosa, Wisconsin 53226, (262) 544-3011. Each such person is a citizen of the United States of America.

David A. Haugen	Director, Vice President and Treasurer of Purchaser.

Mr. Haugen, 40, has served as Finance Director, Business Development at GE Healthcare since December 2002.

Michael A. Jones	Director and President of Purchaser.

Mr. Jones, 45, has served as Executive Vice President, Business Development at GE Healthcare since April 2004.

William F. Lacey	Director and Vice President of Purchaser.

Mr. Lacey, 41, has served as Chief Financial Officer at GE Healthcare, Medical Diagnostics since April 2007. Prior to that, Mr. Lacey served as Manager of Finance, Global Sales & Marketing at GE Energy beginning in May 2005.

Jeffrey S. Thomas	Director, Vice President and Secretary of Purchaser.

Mr. Thomas, 36, has served as Director, Business Development at GE Healthcare since March 2008. Prior to that, Mr. Thomas held positions in investment banking and research and development at Banc of America Securities and Eli Lilly and Company, respectively.

Gary W. Watson	Director and Vice President of Purchaser.

Mr. Watson, 52, has served as General Manager Global Tax, Senior Tax Counsel at GE Healthcare since 2001.

Annex I-2

CERTAIN INFORMATION CONCERNING THE COMPANY

The authorized capital stock of Clarient consists of 150,000,000 Common Shares, par value $0.01 per Common Share, and 8,000,000 Preferred Shares, par value $0.01 per Preferred Share. As of November 2, 2010, a total of 88,698,791 Common Shares and 5,263,158 Preferred Shares were issued and outstanding. The Common Shares and the Preferred Shares constitute the only classes of securities of Clarient outstanding that are entitled to vote at a meeting of stockholders of Clarient. Each Common Share entitles the record holder to one vote on all matters submitted to a vote of the stockholders and each Preferred Share entitles the record holder to four votes on all matters submitted to a vote of the stockholders.

Ownership of Company Common Stock by Directors and Executive Officers

The following table sets forth certain information regarding beneficial ownership of Common Shares as of November 2, 2010, by (i) each Clarient director, (ii) each of Clarient’s named executive officers (as defined under Item 402(a)(3) of Regulation S-K), and (iii) all such named executive officers and directors as a group. The number of Common Shares beneficially owned is determined under rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated, each person or entity named in the table has sole voting power and investment power (or shares that power with that person’s spouse) with respect to all Shares listed as owned by that person or entity. Unless otherwise indicated, the address of each of the following persons is 31 Columbia, Aliso Viejo, California 92656.

Name of Beneficial Owner	Shares Beneficially Owned (#)		Percentage of Shares Beneficially Owned (%)
Andrew Adams	0	(3)	0
Peter J. Boni	0	(1)	0
James A. Datin	0	(1)	0
Ann. H. Lamont	21,052,632	(2)	19.18%
Frank P. Slattery, Jr.	466,859	(4)	*
Dennis M. Smith, Jr., M.D.	454,400	(4)	*
Gregory D. Waller	115,000	(4)	*
Stephen T. Zarrilli	0	(1)	0
Ronald A. Andrews	1,602,500	(4)	1.78%
David D. Daly	399,309	(4)	*
Michael J. Pellini, M.D.	1,070,000	(4)	1.19%
Michael R. Rodriguez	340,000	(4)	*
All executive officers and directors as a group (12 persons)	25,500,700		22.71%

*	Less than 1%.
(1)	Excludes shares owned by Safeguard, of which Messrs. Boni, Datin and Zarrilli disclaim beneficial ownership.
(2)	Represents the 21,052,632 shares of common stock that may be acquired by Oak upon conversion of the 5,263,158 shares of Series A Convertible Preferred Stock held by Oak. As a managing member of Oak Associates XII, LLC, the general partner of Oak, Ms. Lamont has shared power to vote and shared power to dispose of the shares held by Oak. Ms. Lamont disclaims beneficial ownership of the shares held by Oak, except to the extent of her pecuniary interests therein.
(3)	Excludes shares owned by Oak. Mr. Adams does not have shared power to vote or shared power to dispose of the shares held by Oak.
(4)	Includes all unrestricted shares, all unvested restricted shares and all stock options, which will vest upon Completion of the Merger, which is currently expected to occur within 60 days of November 2, 2010.

Annex I-3

Ownership of Company Common Stock by Certain Beneficial Owners

The following table sets forth certain information regarding the beneficial ownership of Common Shares as of November 2, 2010 by each stockholder who is known by Clarient based on publicly available records to own beneficially more than five percent (5%) of the outstanding Common Shares.

Name of Beneficial Owner	Shares Beneficially Owned (#)		Percentage of Shares Beneficially Owned (%)
Safeguard Scientifics, Inc.	30,887,294	(5)	25.83%
435 Devon Park Drive, Building 800 Wayne, PA 19087-1945

Oak Investment Partners XII, Limited Partnership	21,052,632	(6)	19.18%
One Gorham Island Westport, CT 06880

(5)	Includes 30,158,127 shares and 729,167 warrants beneficially owned by Safeguard Delaware, a wholly-owned subsidiary of Safeguard. Safeguard and Safeguard Delaware have reported that they have shared voting and dispositive power with respect to the shares beneficially owned by Safeguard Delaware, because Safeguard is the sole stockholder of Safeguard Delaware.
(6)	Represents the 21,052,632 shares of common stock that may be acquired by Oak upon conversion of the 5,263,158 shares of Series A Convertible Preferred Stock held by Oak. As reflected in the Schedule 13D filed with the SEC on April 7, 2009, Oak Associates XII, LLC acts as the general partner of Oak; Oak Management acts as investment advisor to Oak; and Ann H. Lamont (one of our directors), Bandel L. Carano, Gerald R. Gallagher, Edward F. Glassmeyer, Frederic W. Harman, Iftikar A. Ahmed, Warren B. Riley and Grace A. Ames, all of whom are managing members of Oak Associates XII, LLC, have shared power to vote and shared power to dispose of the shares held by Oak. Each of the managing members of Oak disclaims beneficial ownership of the shares held by Oak, except to the extent of each such person’s pecuniary interest therein.

Annex I-4

CURRENT COMPANY DIRECTORS AND NAMED EXECUTIVE OFFICERS

The names of the current Clarient directors, executive officers and key employees, and their ages are as follows:

Name	Age	Position
Andrew Adams	36	Director
Peter J. Boni	64	Director
James A. Datin	47	Chairman of the Board
Ann. H. Lamont	54	Director
Frank P. Slattery, Jr.	73	Director
Dennis M. Smith, Jr., M.D.	58	Director
Gregory D. Waller	60	Director
Stephen T. Zarrilli	49	Director
Ronald A. Andrews	51	Chief Executive Officer and Vice Chairman
David D. Daly	49	Senior Vice President and Chief Commercial Officer
Michael J. Pellini, M.D.	44	President and Chief Operating Officer
Michael R. Rodriguez	43	Senior Vice President and Chief Financial Officer

Andrew Adams joined Oak in October 2003 and currently serves as a General Partner of Oak. Mr. Adams focuses on investments in the healthcare and financial services technology industries. Prior to joining Oak, Mr. Adams was a Senior Associate with Capital Resource Partners, a mezzanine capital firm, from 1999 to 2003, where he focused on investments in healthcare and business services companies. Mr. Adams also served as a Financial Analyst in the media and communications group of Deutsche Banc Alex. Brown from 1997 to 1999. Mr. Adams received a B.A. degree in History from Princeton University.

Mr. Adams brings a wealth of finance knowledge to our Board. His significant experience includes his current position as General Partner of Oak, where he focuses on healthcare and financial services technology industries, and his previous position as Senior Associate with Capital Resource Partners, a mezzanine capital firm, where he focused on investments in healthcare and business services companies. Mr. Adams currently serves on the board of NetSpend Holdings, Inc., a publicly traded company listed on the Nasdaq Stock Market. Furthermore, Mr. Adams’ valuable healthcare industry insight, attained as a result of his active involvement with various healthcare companies, position him well to serve on our Board.

Peter J. Boni has been President and Chief Executive Officer and a director of Safeguard since August 2005. Prior to joining Safeguard, Mr. Boni was an Operating Partner for Advent International, Inc., a global private equity firm with $10 billion under management, from April 2004 to August 2005; Chairman and Chief Executive Officer of Surebridge, Inc., an applications outsourcer serving the mid-market, from March 2002 to April 2004; Managing Principal of Vested Interest LLC, a management consulting firm, from January 2001 to March 2002; and President and Chief Executive Officer of Prime Response, Inc., an enterprise applications software provider, from February 1999 to January 2001. Mr. Boni previously served as non-executive Chairman of Intralinks, Inc. Mr. Boni received a B.A. degree from the University of Massachusetts at Amherst.

Mr. Boni’s over 25 years of executive experience includes his current position as President and Chief Executive Officer of Safeguard and his previous positions as the Chief Executive Officer of numerous technology companies and as the Operating Partner of a global private equity firm with $10 billion under management. His qualifications include expertise in venture capital/private equity; capital markets transactions; debt and equity financings; strategic planning and development; merger and acquisition transactions; and domain expertise in the technology sector. In addition, Mr. Boni obtains significant corporate governance experience through his service on the board of Safeguard. With such significant leadership experience and business skills, Mr. Boni is well qualified to serve on our Board.

Annex I-5

James A. Datin joined Safeguard as Executive Vice President and Managing Director, Life Sciences Group in September 2005. Mr. Datin served as Chief Executive Officer of Touchpoint Solutions, Inc., a provider of software that enables customers to develop and deploy applications, content and media on multi-user interactive devices, from December 2004 to June 2005; Group President in 2004 and Group President, International, from 2001 to 2003, of Dendrite International, Inc., a provider of sales, marketing, clinical and compliance solutions and services to global pharmaceutical and other life sciences companies; Group Director, Corporate Business Strategy and Planning at GlaxoSmithKline, from 1999 to 2001, where he also was a member of the company’s Predictive Medicine Board of Directors that evaluated acquisitions and alliances; and Chief Executive Officer of Isuta Holdings Berhad, a publicly traded distributor and manufacturer of medical and clean room products, from 1997 to 1999. His prior experience also includes international assignments with and identifying strategic growth opportunities for Baxter International Inc. Mr. Datin is Chairman of the Board.

Mr. Datin, with his extensive executive experience and broad industry knowledge, brings valuable insight and leadership to our Board. His significant experience includes his current position as Executive Vice President and Managing Director of Safeguard’s life sciences group, and his prior positions as the Chief Executive Officer of various private and public companies. Mr. Datin obtains vast knowledge in the areas of business acquisitions, alliances, and strategy, including international strategic planning. His successful track record in leading various multinational corporations that operate in the healthcare industry, along with his strong business background and managerial skills, qualify him to serve as Chairman of our Board.

Ann H. Lamont has been with Oak since 1982. She became a Managing Partner in 2006 and prior to that served as General Partner from 1986. Ms. Lamont leads the healthcare and financial services information technology teams at Oak. Prior to joining Oak, Ms. Lamont was a research associate with Hambrecht & Quist. Ms. Lamont serves on the boards of numerous private companies including PharMedium, Radisphere National Radiology Group, Pay Flex Systems USA, Inc. and iHealth Technologies, Inc. Ms. Lamont currently serves on the board of NetSpend Holdings, Inc., a publicly traded company listed on the Nasdaq Stock Market. Ms. Lamont currently serves on the Stanford University Board of Trustees and has also served on the Executive Board of the National Venture Capital Association. Ms. Lamont also served on the board of directors of Psychiatric Solutions, Inc., a publicly traded provider of inpatient behavioral health care services, during the last five years. Ms. Lamont received a B.A. degree in Political Science from Stanford University.

With over 27 years of experience at Oak, a multi-stage venture capital firm, Ms. Lamont brings valuable operational and growth related insight to our Board. Her significant experience includes her current position as Managing Partner of Oak, where she leads the healthcare and financial services technology teams, and her previous service on the executive board of the National Venture Capital Association. Her qualifications include her successful track record in venture capital, which includes a number of successful biopharmaceutical investments, and healthcare information and services investments, and her vast corporate governance experience. Thus, Ms. Lamont is well qualified to serve on our Board.

Frank P. Slattery, Jr. has served as President of Quintus Corporation, an originator of new companies utilizing science from several universities, since June 1994. Prior to March 1994, Mr. Slattery served as President and Chief Executive Officer and as a director of LFC Financial Corporation, a diversified financial corporation. Mr. Slattery is Vice Chairman of the Jefferson Health System, Inc. He is Chairman of the Board and a member of the audit and nominating and corporate governance committees of PolyMedix, Inc. (OTC: PYMX), a biotechnology company. In addition, Mr. Slattery is a director of numerous private companies, primarily engaged in technology ventures. Mr. Slattery received an A.B. degree from Princeton University and a J.D. degree from the University of Pennsylvania Law School.

With a wealth of knowledge in finance and a legal background, Mr. Slattery brings important financial and legal perspective to our Board. Mr. Slattery has a strong record of leadership which includes over 16 years of experience as President of Quintus Corporation and as the Chief Executive Officer of LFC Financial Corporation. Furthermore, Mr. Slattery has extensive corporate governance experience through his service as

Annex I-6

chairman of the board of a publicly traded company and as director on the boards of numerous privately held companies. As a result, Mr. Slattery is well qualified to serve on our Board.

Dennis M. Smith, Jr., M.D. provides consulting and management services to the healthcare industry and to venture capital firms. Dr. Smith has over 30 years of experience in healthcare management, outreach laboratory, pathology, laboratory medicine, and blood banking. He is a board-certified clinical and anatomic pathologist and transfusion medicine specialist. Currently, Dr. Smith works actively as a consultant for RedPath Integrated Pathology, Inc., functions as its Chief Medical Officer, and serves on its board of directors. RedPath, a privately held company, uses mutational profiles to diagnose certain types of cancer. From 1997 to 2005, Dr. Smith served on the executive management team and board of directors of AmeriPath, Inc., a provider of diagnostic laboratory services. While at AmeriPath, Dr. Smith served as Senior Vice President and Medical Director from 1999 to 2001, Chief Medical Officer from 2001 to 2003 and Executive Director of AmeriPath’s Center for Advanced Diagnostics from 2003 to 2005. In addition, Dr. Smith served on AmeriPath’s board of directors from 2001 to 2003 and as AmeriPath’s Executive Vice President of Genomic Strategies from 2001 to 2005. Dr. Smith received a B.S. degree in Engineering Science from Vanderbilt University and an M.D. degree from the University of Tennessee Center for Health Sciences.

With over 30 years of experience in healthcare management, outreach laboratory, pathology, laboratory medicine, and blood banking, Dr. Smith provides valuable and unique perspective to our Board. Dr. Smith’s qualifications include the executive management and corporate governance experience he attained while at AmeriPath and through his current role as a consultant to RedPath Integrated Pathology. Dr. Smith, who is an expert in the areas of clinical and anatomic pathology and transfusion medicine and is the co-founder of Memorial Laboratories, a successful outreach reference laboratory in the Department of Pathology at Memorial Hospital, is well positioned to serve on our Board.

Gregory D. Waller has a career that spans more than 35 years of experience in the healthcare industry and encompasses a variety of financial and operational functions both in the U.S. and abroad. Since March 2006, Mr. Waller has served as the Chief Financial Officer of Universal Building Products, a manufacturer of concrete construction accessories. From August 1993 to May 2005, Mr. Waller held various positions, including Chief Financial Officer, Vice President, Finance and Treasurer, at Sybron Dental Specialties, a publicly traded manufacturer of dental products. From July 1989 to August 1993, Mr. Waller was the Vice President, European Operations at Kerr Corporation and from December 1980 to July 1989 was the Vice President and Controller at Ormco Corporation, each of which is a wholly-owned subsidiary of Sybron Dental Specialties. Mr. Waller currently serves as a member of the board of directors and as the chairman of the audit committees of Endologix, Inc. (NASDAQ: ELGX), a developer and manufacturer of minimally invasive treatments for vascular diseases, SenoRx, Inc. (NASDAQ: SENO), a developer and manufacturer of minimally invasive medical devices used by breast care specialists for the diagnosis and treatment of breast cancer, and CardioGenesis Corporation (CGCP.PK), a global leader in products and technologies to treat severe angina pain. Mr. Waller also currently serves as a member of the board of directors and as a member of the audit committee of Biolase Technology, Inc. (NASDAQ: BLTI), a developer and manufacturer of lasers and related products for improved applications and procedures in dentistry and medicine. Mr. Waller previously served on the board of directors of Alsius Corporation, a publicly traded life science company, and Vivometrics, a privately held life science company. Mr. Waller received a B.A. degree in Political Science and an M.B.A. degree in Accounting from California State University at Fullerton.

Mr. Waller’s expansive experience in various financial and operational areas of the healthcare industry, along with his in-depth understanding of business, bring valuable business perspective to our Board. His significant experience includes his current position as Chief Financial Officer of Universal Building Products, a position he has held since 2006, and his previous position as Chief Financial Officer of Sybron Dental Specialties, a position he held for over 10 years. Moreover, Mr. Waller’s qualifications include extensive corporate governance experience which he attained through his service as chairman of the audit committees of several publicly traded companies and as a board member of numerous public and private companies. As a result, Mr. Waller is well positioned to serve on our Board.

Annex I-7

Stephen T. Zarrilli has served as Senior Vice President and Chief Financial Officer of Safeguard since June 2008. Prior to joining Safeguard, Mr. Zarrilli co-founded, in 2004, the Penn Valley Group, a middle-market management advisory and private equity firm, and served as a Managing Director until June 2008, and continues to serve as chairman of the Penn Valley Group. While at the Penn Valley Group, Mr. Zarrilli also served as Acting Senior Vice President, Acting Chief Administrative Officer and Acting Chief Financial Officer of Safeguard from December 2006 to June 2007. Mr. Zarrilli also served as the Chief Financial Officer, from 2001 to 2004, of Fiberlink Communications Corporation, a software and services enterprise; as the Chief Executive Officer, from 2000 to 2001, of Concellera Software, Inc., a developer of content management software; as the Chief Executive Officer, from 1999 to 2000, and Chief Financial Officer, from 1994 to 1998, of US Interactive, Inc. (at the time a public company), a provider of internet strategy consulting, marketing and technology services which filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code in January 2001; and, previously, with Deloitte & Touche from 1983 to 1994. Mr. Zarrilli is a director and chairman of the audit committee of NutriSystem, Inc. (NASDAQ: NTRI). Mr. Zarrilli is a former C.P.A. and received a B.A. degree in Accounting from LaSalle University.

Mr. Zarrilli’s qualifications include his leadership experience, entrepreneurial skills, and accounting expertise. As a former certified public accountant with 11 years of public accounting experience, Mr. Zarrilli brings a wealth of accounting knowledge to our Board. His leadership experience includes his current position as Senior Vice President and Chief Financial Officer of Safeguard and his prior positions as Chief Financial Officer and Chief Executive Officer of various companies. Furthermore, Mr. Zarrilli serves as a director on the boards of various public and private companies and as chairman of the audit committee of a publicly traded company, and is the co- founder and managing partner of Penn Valley Group, a successful private equity firm. As a result, Mr. Zarrilli is well qualified to serve on our Board.

Ronald A. Andrews has been our Chief Executive Officer since July 2004 and Vice Chairman since April 2008. He also served as our President from July 2004 through April 2008. Mr. Andrews was Senior Vice President of Global Marketing and Commercial Business Development at Pleasanton, California-based Roche Molecular Diagnostics from 2002 to 2004. In that role, he developed and led the strategic execution for all diagnostic commercial operations. This included the oversight of five Business Sector Vice Presidents responsible for all aspects of global marketing and business development in the areas of blood screening, virology, women’s health, microbiology and automation/emerging diagnostics. Mr. Andrews was also responsible for executive direction of all marketing functions, directed the development of the 10-year Strategic Plan for the organization and completed the reorganization of commercial operations during that period. From 2000 to 2002, Mr. Andrews held two senior executive positions with Indianapolis-based Roche Diagnostics Corporation. As Vice President, U.S. Commercial Operations, Molecular Diagnostics, he directed sales, marketing, technical field support and product development activities and was responsible for United States commercial strategy development for the clinical laboratory market. Prior to that, as Vice President, Marketing, U.S. Commercial Operations, he was responsible for planning and directing all aspects of the Roche U.S. Laboratory Systems Commercial Operations Marketing which included the clinical chemistry, immunochemistry, hematology, near patient testing and molecular markets. From 1995 to 2000, Mr. Andrews was Vice President of Atlanta-based Immucor, Inc. where he helped lead the transition of that company from a reagent manufacturer to an instrument systems company. Prior to Immucor, he spent almost 10 years in management positions of increasing responsibility at Chicago-based Abbott Diagnostics, culminating in the position of Senior Marketing Manager, Business Unit Operations. Mr. Andrews received a Bachelor’s degree in Biology and Chemistry from Spartanburg, South Carolina-based Wofford College in 1981 and participated extensively in the executive development programs at both Roche and Abbott Labs.

Mr. Andrews, with 25 years of executive experience, brings leadership and guidance to our Board. His strong record of leadership includes 6 years serving as our Chief Executive Officer and his prior position of Senior Vice President for the Global Marketing and Commercial Business Development group at Roche Molecular Diagnostics. As a result of having held numerous senior management positions in various medical diagnostic companies, Mr. Andrews has attained significant experience in strategic planning, business

Annex I-8

development, sales, marketing, and product development. His in-depth understanding of the medical diagnostic industry and his current position as our Chief Executive Officer, position him well to serve as Vice-Chairman of our Board.

David J. Daly, our Senior Vice President of Commercial Operations, joined us in February 2005 as Vice President of Sales. In 2006, Mr. Daly took over responsibility for both our marketing in addition to sales functions. In 2007, Mr. Daly became responsible for all of our commercial operations. Prior to joining us, Mr. Daly served as Area Marketing Manager for Roche Diagnostics, where he was responsible for the establishment of Molecular Centers of Excellence throughout the western region. Prior to Roche, Mr. Daly spent ten years with Abbott Laboratories, Diagnostic Division. He started his career as a territory sales representative and took on increasing levels of responsibility throughout his tenure. His roles included Worldwide Marketing, where he was responsible for the development and implementation of Abbott’s Global lab automation strategy and Sales Management where he served as District Manager for Hematology products. Mr. Daly completed his career at Abbott as Director of U.S. Sales, Animal Health division, where he was responsible for a $50 million annual sales plan and managed a 35 member sales organization. Mr. Daly earned an M.A. degree in Economics from the University of California, Santa Barbara and graduated cum laude with a B.A. degree in Economics from the University of California, Irvine.

Michael J. Pellini, M.D., has been our Chief Operating Officer since October 2007 and President since April 2008. From February 2007 to April 2008, Dr. Pellini also served as Vice President of Safeguard’s Life Sciences Group. Prior to joining Safeguard, Dr. Pellini was Executive Vice President and Chief Operating Officer at Lakewood Pathology Associates, Inc., a national anatomical pathology company that provides comprehensive molecular and pathology services tailored toward the outpatient needs of surgical sub-specialists, from April 2005 to December 2006. From September 2004 to April 2005, Dr. Pellini was an Entrepreneur in Residence at BioAdvance, where he was responsible for reviewing and evaluating seed stage investment proposals. From June 1999 to February 2004, Dr. Pellini served as President and Chief Executive Officer of Genomics Collaborative, Inc., a Boston-based biotech firm that was acquired by SeraCare Life Sciences, Inc. in 2004. Dr. Pellini is a native of the greater Philadelphia region. He trained as a primary care physician in the Thomas Jefferson University Health System. Before attending medical school, he worked in the investment banking industry in both Philadelphia and Sydney, Australia. Dr. Pellini earned a M.D. from Jefferson Medical College of Thomas Jefferson University in Philadelphia, an M.B.A. degree from Drexel University in Philadelphia and a B.A. degree in Economics from Boston College in Massachusetts.

Michael R. Rodriguez, has been our Chief Financial Officer since December 2009. From August 2004 to July 2009, Mr. Rodriguez served as the Senior Vice President, Finance and Chief Financial Officer at Endocare, Inc., a publicly-traded medical device company focused on minimally invasive technologies for tissue and tumor ablation, which was acquired by HealthTronics, Inc. in July 2009. From January 2004 until August 2004, Mr. Rodriguez served as a consultant to Endocare, providing assistance on a variety of financial and operational projects and compliance with Section 404 of the Sarbanes-Oxley Act. Prior to joining Endocare as a consultant, Mr. Rodriguez served as Executive Vice President and Chief Financial Officer of Directfit, Inc., a privately-held provider of information technology staffing services, from June 2000 to November 2003. From September 1997 to June 2000, Mr. Rodriguez held a variety of positions, including Senior Vice President and Chief Financial Officer, with Tickets.com, Inc., a publicly-traded Internet-based provider of entertainment ticketing services and software. From June 1995 to September 1997, Mr. Rodriguez was Corporate Controller and Director of Finance at EDiX Corporation, a medical informatics company. Mr. Rodriguez began his career at Arthur Andersen LLP and was with that firm from 1989 to 1993. Mr. Rodriguez holds a B.S. degree in accounting from the University of Southern California and an M.B.A. degree from the Stanford University Graduate School of Business. Mr. Rodriguez is a Certified Public Accountant (inactive).

There are no material proceedings in which any director or officer of Clarient is a party adverse to Clarient or any of its subsidiaries or has a material interest adverse to Clarient or any of its subsidiaries.

There are no family relationships among the directors and executive officers of Clarient.

Annex I-9

COMPANY BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

Director Independence

On an annual basis, each director and executive officer is obligated to complete a questionnaire that requires disclosure of any transactions with us in which a director or executive officer, or any member of his or her immediate family, has a direct or indirect material interest. Following completion of these questionnaires, the Board, with the assistance of the Corporate Governance Committee, makes an annual determination as to the independence of each director using the current standards for “independence” established by the NASDAQ Listing Rules, federal securities laws, and the additional criteria set forth in our Statement on Corporate Governance, and consideration of any other material relationship a director may have with us.

Under the standards set out in our Statement on Corporate Governance, a director does not qualify as an independent director if, within the previous five years: (i) the director was employed by us; (ii) someone in the director’s immediate family was employed by us as an officer; (iii) the director was employed by or affiliated with our present or former independent registered public accounting firm; (iv) someone in the director’s immediate family was employed or affiliated with our present or former independent registered public accounting firm as an officer, partner, principal or manager; or (v) the director or someone in his/her immediate family was employed as an executive with another entity that concurrently has or had as a member of its compensation (or equivalent) committee of the board of directors any of our executive officers.

The Board has determined that Messrs. Slattery, Waller and Adams, Ms. Lamont and Dr. Smith are independent.

Board and Board Committee Meetings and Attendance at Annual Meeting of Stockholders

The Board, including all committees, held 42 meetings during our 2009 fiscal year. Each of the directors serving at the time attended in person or by teleconference at least 98% of the aggregate of all of the meetings held by the Board and any committees of the Board on which such person served during the last fiscal year. Although we have no formal policy requiring director attendance at annual meetings of stockholders, directors are encouraged to attend the annual meetings of stockholders. One of our directors attended the 2009 annual meeting of stockholders.

Board Committees

The Board has designated three standing committees to perform certain functions with delegated authority from the full Board. The committees are the Audit Committee, the Compensation Committee and the Corporate Governance Committee, which serves as a nominating committee.

The Audit Committee

The Audit Committee currently consists of Messrs. Waller (Chairman) and Slattery, and Dr. Smith, each of whom is financially literate. The Board has determined that Messrs. Waller and Slattery, and Dr. Smith, are “independent” within the meaning of NASDAQ corporate governance requirements, as well as with respect to the enhanced independence standards applicable to audit committees pursuant to Rule 10A-3(b)(i) under the Securities Exchange Act of 1934, as amended, or the Exchange Act. The Board has determined that Messrs. Slattery and Waller are “audit committee financial experts” as defined by applicable SEC rules.

The principal purposes of the Audit Committee are to:

•	oversee our accounting and financial reporting processes and the audits of our financial statements;

Annex I-10

•	assist the Board in its oversight of the integrity of our financial statements, our internal controls and the performance of our internal audit function;

•

interact directly with and evaluate the performance of our independent auditors, including to determine whether to engage or dismiss the independent auditors and to monitor the independent auditors’ qualifications and independence; prepare the report required by the rules of the SEC to be included in our proxy statement; and

•	discharge such duties and responsibilities as may be required of the Audit Committee by the provisions of applicable law or the NASDAQ Listing Rules.

The Audit Committee held eight meetings during our 2009 fiscal year.

The Audit Committee has adopted a charter and reviews the contents of the charter at least annually. The Audit Committee’s current charter is available on our website (www.clarientinc.com) under “Investor Relations — Corporate Governance.”

The Compensation Committee

The Compensation Committee currently consists of Dr. Smith (Chairman), Mr. Waller and Ms. Lamont. The Board has determined that each of Dr. Smith, Mr. Waller and Ms. Lamont are “independent” within the meaning of the NASDAQ Listing Rules. The principal purposes of the Compensation Committee are to:

•	review, consider, suggest and approve compensatory plans and pay levels for our Chief Executive Officer and our other executive officers;

•	recommend to the Board the annual retainer and meeting attendance fees for all of our non-employee directors for service on the Board and its committees;

•

review and administer, in conjunction with management, the employee long- and short-term compensation plans, employee performance-based incentive plans (which may be cash and/or equity based) and other employee benefit plans in alignment with our business strategy and in a manner that reflects, in general, programs and practices within the medical device and diagnostic services industries;

•	issue annually a report on executive compensation in accordance with the applicable rules and regulations of the SEC for inclusion in our proxy statement; and

•	discharge such duties and responsibilities as may be required of the Compensation Committee by the provisions of applicable law or the NASDAQ Listing Rules.

The Compensation Committee held eight meetings during our 2009 fiscal year.

The Compensation Committee has adopted a charter and reviews the contents of the charter at least annually. The Compensation Committee’s current charter is available on our website (www.clarientinc.com) under “Investor Relations — Corporate Governance.”

A discussion of the Compensation Committee’s processes and procedures for the consideration and determination of executive compensation and the role of the chief executive officer in recommending the amount or form of executive compensation are contained in “Compensation Discussion and Analysis.”

Annex I-11

The Corporate Governance Committee

The Corporate Governance Committee, which serves as the nominating committee, currently consists of Messrs. Slattery (Chairman) and Waller, and Dr. Smith. The principal purposes of the Corporate Governance Committee are to:

•

establish criteria for the selection of directors, to consider qualified board candidates recommended by stockholders, and to recommend to the Board the nominees for director in connection with our annual meeting of stockholders;

•	take a leadership role in shaping our corporate governance policies and to develop and recommend to the Board our Statement on Corporate Governance and our Code of Business Conduct and Ethics;

•	conduct annual evaluations of the Board, its committees and its members; and

•	discharge such duties and responsibilities as may be required of the Committee by the provisions of applicable law or the NASDAQ Listing Rules.

The Board has determined that each member of the Corporate Governance Committee meets the independence requirements of the NASDAQ Listing Rules.

The Corporate Governance Committee held six meetings during our 2009 fiscal year.

The Corporate Governance Committee has adopted a charter and reviews the contents of the charter at least annually. The Corporate Governance Committee’s current charter is available on our website (www.clarientinc.com) under “Investor Relations — Corporate Governance.”

Stockholder Communications with the Board

Stockholders may send correspondence to the Board c/o Corporate Secretary at 31 Columbia, Aliso Viejo, CA 92656. The Corporate Secretary will review all correspondence addressed to the Board, or any individual Board member, for any inappropriate correspondence and correspondence more suitably directed to management. The Corporate Secretary will summarize all correspondence not forwarded to the Board and make the correspondence available to the Board for its review at the Board’s request. The Corporate Secretary will forward stockholder communications to the Board prior to the next regularly scheduled meeting of the Board following the receipt of the communication as appropriate.

Corporate Governance Guidelines and Code of Ethics

The Board has adopted a Statement on Corporate Governance and a Code of Ethics applicable to all directors, officers and employees. Both documents are available on our website (www.clarientinc.com) under “Investor Relations — Corporate Governance.” We will provide a copy of these documents to any person, without charge, upon request by writing to us at Clarient, Inc., Office of Investor Relations, 31 Columbia, Aliso Viejo, CA 92656. We will post on our website any amendments to, or waivers of, our Code of Ethics that relate to our directors or executive officers.

Annex I-12

REPORT OF THE AUDIT COMMITTEE

OF THE BOARD OF DIRECTORS

The Audit Committee of the Board is responsible for providing independent, objective oversight of our financial and operational matters involving corporate finance, accounting, internal and independent auditing, internal controls, financial reporting, compliance, and business ethics. The Audit Committee operates under a written charter approved by the Board. A copy of the Audit Committee Charter is available on our website (www.clarientinc.com) under “Investor Relations — Corporate Governance.”

Management is responsible for the preparation, presentation and integrity of our financial statements and our internal controls and financial reporting process. Our independent registered public accounting firm is responsible for performing an independent audit of our consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board (United States) and to issue a report thereon. The Audit Committee’s responsibility is to monitor and oversee these processes.

In connection with these responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements, including a discussion of the quality and the acceptability of our financial reporting and controls, with management. The Audit Committee also discussed with the independent registered public accounting firm the matters required by Professional Standards, Vol. 1. AU section 380, as adopted by the Public Company Accounting Oversight Board in Rule 3200T. The Audit Committee also received written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm’s communications with the Audit Committee concerning its independence, and has discussed with the independent registered public accounting firm its independence.

Based upon the above-described review and discussions, the Audit Committee recommended to the Board that the audited consolidated financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 16, 2010.

Submitted by the Audit Committee of the

Board of Directors:

Gregory D. Waller, Chairman

Frank P. Slattery, Jr.

Dr. Dennis M. Smith, Jr.

Annex I-13

TRANSACTIONS WITH RELATED PERSONS

The following discussion reflects the Transactions with Related Parties of the Company as of December 31, 2009. See the Schedule 14D-9, under “Item 3—Past Contacts, Transactions, Negotiations and Agreements. —Arrangements between the Company and its Executive Officers, Directors and Affiliates” for additional discussion of certain related party transactions as of November 5, 2010.

Related Party Transactions

Termination of Comerica Facility and Safeguard Guaranty

We previously had a revolving line of credit of up to $12.0 million with Comerica Bank, which we refer to herein as the Comerica Facility. The maturity date of the Comerica Facility was March 30, 2010 and bore annual interest at a rate equal to (i) 30-day LIBOR, measured daily, plus 2.40% or (ii) 0.50% plus the greater of Comerica’s prime rate or 1.75%, selected at our option (subject to certain limitations).

Safeguard guaranteed borrowings under the Comerica Facility in exchange for an annual fee of 0.5% of the amount guaranteed and an amount equal to 4.5% per annum of the daily-weighted average principal balance outstanding ($11.25 million as of February 27, 2009, inclusive of a $2.25 letter of credit issued by Comerica to our landlord). Additionally, we were required to pay Safeguard a quarterly usage fee of 0.875% of the amount by which the daily average principal balance outstanding under the Comerica Facility exceeded $5.5 million.

At the initial closing of the March 2009 private placement of shares of our Series A convertible preferred stock, which we refer to herein as the Private Placement, we used a portion of the proceeds to pay off in full our indebtedness owing under the Comerica Facility. The Comerica Facility was terminated effective as of March 26, 2009.

In connection with the termination of the Comerica Facility, Safeguard’s guaranty of the Comerica Facility also terminated. As a result of the termination of the Safeguard guaranty, that certain Amended and Restated Reimbursement and Indemnity Agreement dated January 17, 2007, as amended, between us and Safeguard automatically terminated.

Also in connection with the termination of the Comerica Facility, we entered into a Security and Pledge Agreement dated March 26, 2009 pursuant to which we have cash collateralized our obligations under the Comerica letter of credit.

Safeguard Facility

On March 7, 2007, we obtained a subordinated revolving credit line, which we refer to herein as the 2007 Mezzanine Facility, from Safeguard Delaware, a wholly-owned subsidiary of Safeguard. The 2007 Mezzanine Facility originally provided us with up to $12.0 million in working capital funding, but was reduced by $6.0 million as a result of the sale of our instrument business, consisting of certain tangible assets, inventory, intellectual property, contracts and other assets used in the operation of the instrument systems business to Carl Zeiss MicroImaging, Inc., an international leader in the optical and opto-electronics industries. Borrowings under the 2007 Mezzanine Facility bore interest at an annual rate of 12%. In connection with the 2007 Mezzanine Facility, we issued to Safeguard Delaware: (1) warrants to purchase 125,000 shares of our common stock with an exercise price of $0.01 per share, expiring March 7, 2011; (2) warrants to purchase 62,500 shares of common stock with an exercise price of $1.39 per share (reflecting a 15% discount to the trailing 10-day average closing price of our common stock prior to March 7, 2007), expiring March 7, 2011; and (3) four-year warrants to purchase an aggregate of 93,750 shares of common stock for an exercise price of $0.01 per share in connection with borrowings that we made thereunder.

On March 14, 2008, we entered into a new revolving line of credit, which we refer to herein as the 2008 Mezzanine Facility, with Safeguard Delaware to renew and expand the 2007 Mezzanine Facility. The 2008 Mezzanine Facility, which had a stated maturity date of April 15, 2009, provided us with up to $21.0 million in working capital funding. Borrowings under the 2008 Mezzanine Facility bore interest at an annual rate of 12%.

Annex I-14

Proceeds from the 2008 Mezzanine Facility were used to refinance indebtedness under the 2007 Mezzanine Facility, for working capital purposes and to repay in full and terminate a Loan and Security Agreement, dated September 29, 2006, between us and General Electric Capital Corporation, and certain related equipment lease obligations. In connection with the 2008 Mezzanine Facility, we issued to Safeguard Delaware five-year warrants to purchase 1,643,750 shares of common stock with an exercise price of $0.01 per share, which included warrants to purchase 93,750 shares which were the subject of amounts that had not been drawn under the 2007 Mezzanine Facility. In addition, under the 2008 Mezzanine Facility, we were required to issue to Safeguard Delaware an additional five-year warrant to purchase 550,000 shares of common stock with an exercise price of $0.01 per share on May 1, 2008, since a new secured credit facility was not completed prior to such date, and an aggregate of an additional 1,650,000 warrants were issued to Safeguard Delaware in three separate tranches of equal amount on each of July 2, 2008, September 2, 2008, and November 6, 2008 because the aggregate size of the 2008 Mezzanine Facility had not been reduced to $6.0 million on or prior to the dates specified therein.

In July 2008, we entered into an amendment with respect to the 2008 Mezzanine Facility that required us to repay $4.6 million of indebtedness under the 2008 Mezzanine Facility with proceeds borrowed under a new revolving credit facility with Gemino Healthcare Finance, LLC, which we refer to herein as the Gemino Facility, and, subject to Safeguard Delaware’s subordination agreement with Gemino, required certain other prepayments of indebtedness under the 2008 Mezzanine Facility of up to approximately $2.9 million in the aggregate to be made from time to time to the extent we were able to borrow funds in excess of $4.6 million under the Gemino Facility (or any refinancing thereof).

On February 27, 2009, we amended and restated our revolving line of credit with Safeguard, which we refer to herein as the 2009 Mezzanine Facility. The 2009 Mezzanine Facility had a stated maturity date of April 1, 2010 and increased our total credit availability by $9.0 million to $30.0 million. Borrowings under the 2009 Mezzanine Facility bore interest at an annual rate of 14.0%. Mandatory prepayments were required under the 2009 Mezzanine Facility upon the occurrence of certain events, including upon (i) the prepayment in full and termination of the Comerica and Gemino facilities, (ii) the consummation of a change of control, liquidation or sale of all or substantially all of our assets or (iii) or a capital raise by us of at least $1.0 million. We also agreed to maximize our borrowings under the Comerica and Gemino facilities before making additional requests under the 2009 Mezzanine Facility and to make prepayments under the 2009 Mezzanine Facility to the extent we had unrestricted cash in excess of $1.0 million. In connection with the termination of the Comerica Facility, we prepaid an aggregate of $14.0 million in debt outstanding under the 2009 Mezzanine Facility.

Upon the consummation of, and as partial consideration for, Safeguard Delaware’s entry into the 2009 Mezzanine Facility, we issued to Safeguard Delaware 500,000 fully vested common stock warrants with a five year term and an exercise price of $1.376 (the 20-day average trailing close price of our common stock as of February 6, 2009). We were required to abide by certain restrictive covenants in connection with the 2009 Mezzanine Facility which include: (i) the requirement to obtain approval from Safeguard Delaware for new financing agreements or other significant transactions and (ii) compliance with the covenants contained within other credit agreements, including the Gemino Facility, as amended.

In connection with the entry into the 2009 Mezzanine Facility, we entered into an Amended and Restated Registration Rights Agreement with Safeguard Delaware and certain of its affiliates. In addition, in connection with certain amendments to our outstanding facilities, and the entry into the 2009 Mezzanine Facility, we executed certain amendments to various subordination agreements by and among us and our lenders.

At the initial closing of the Private Placement, we used a portion of the proceeds to pay off a portion of our indebtedness owing under the 2009 Mezzanine Facility. In addition, we further amended certain provisions of the 2009 Mezzanine Facility. The amendments (i) reduced the maximum aggregate principal amount which could have been borrowed under the terms of the facility (inclusive of those amounts then outstanding) from $30.0 million to $10.0 million, and (ii) provided Safeguard Delaware’s consent and conforming amendments of the 2009 Mezzanine Facility to permit the repayment in full of all of our indebtedness under the Comerica Facility and the termination of the Comerica Facility at the initial closing of the Private Placement.

Annex I-15

At the second closing of the Private Placement on May 14, 2009, we used a portion of the proceeds to pay off in full our remaining indebtedness owing under the 2009 Mezzanine Facility. The 2009 Mezzanine Facility was terminated effective as of May 14, 2009. As a result of the termination of the 2009 Mezzanine Facility, we are no longer obligated to issue to Safeguard Delaware warrants to purchase 750,000 shares of our common stock at a per share purchase price equal to 50% of the preceding twenty-day average trading price of such shares ending May 31, 2009. In addition, we are no longer obligated to issue warrants for 700,000 shares of common stock at a purchase price of $0.01 per share on the first day of each of the nine months beginning July 1, 2009.

Amendment to 2002 Securities Purchase Agreement with Safeguard

Also in connection with the Private Placement, we amended certain provisions of the Securities Purchase Agreement with Safeguard and Safeguard Delaware, dated as of June 13, 2002. The amendment provides that Safeguard is entitled to nominate up to three directors until such time as Safeguard and/or its transferees hold less than 25% of the voting power of all of our outstanding securities, at which time they will have the right to nominate up to two directors. In the event that the voting power of Safeguard and/or its transferees falls below 16.67%, Safeguard has agreed to negotiate with us in good faith an amendment to its board representation rights in light of such diminished ownership. The Securities Purchase Agreement will also terminate automatically in the event that Safeguard’s voting power (together with its affiliates) falls below 5% of our outstanding voting securities.

Safeguard-Oak Stockholders Agreement

Also in connection with the Private Placement, Oak and Safeguard and certain of its affiliates entered into a Stockholders Agreement pursuant to which (i) Safeguard waived any preemptive or anti-dilution rights it might have with respect to the issuance of the shares of our Series A convertible preferred stock, and (ii) Safeguard agreed to vote in favor of the issuance of the shares of our Series A convertible preferred stock for purposes of complying with the NASDAQ Listing Rules. We are an intended third party beneficiary with respect to portions of the Safeguard-Oak Stockholders Agreement.

Safeguard Registration Statement

Pursuant to the terms of a registration rights agreement between us and Safeguard Delaware, and other parties, we filed a registration statement on Form S-3 that registered an aggregate of 46,483,821 shares of common stock and held directly by Safeguard and its affiliates as well as 2,803,473 shares of common stock underlying warrants held by Safeguard. We paid all registration expenses in connection with the filing of the registration statement, which were approximately $36,000.00. The registration statement became effective on August 20, 2009.

Oak Registration Statement

Pursuant to the terms of a registration rights agreement between us and Oak, we filed a registration statement on Form S-3 that registered an aggregate of 21,052,632 shares of common stock issuable upon the conversion of the Series A Preferred Stock held by Oak. We paid all registration expenses in connection with the filing of the registration statement, which were approximately $35,000.00. The registration statement became effective on March 12, 2010.

Policies and Procedures for Reviewing Related Party Transactions

We have a number of policies, procedures and practices that relate to the identification, review and approval of related party transactions. In accordance with our Statement on Corporate Governance, the Board reviews on an annual basis the relationships that each director or member of such director’s immediate family has with us, whether directly or as a partner, shareholder or officer of an organization that has a relationship with us.

Annex I-16

Following such annual review, only those directors who the Board affirmatively determines have no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) will be considered independent directors, subject to additional qualifications prescribed under the NASDAQ Listing Rules or under applicable law.

In addition, our Code of Conduct requires all employees to avoid situations that involve a conflict of interest between an employee’s personal interests and our interests, and it requires that each employee obtain prior express approval from us before serving as a consultant to, or a director, trustee, officer or employee of, a company or organization that competes or does business with us.

The Board has also established a policy (which is not a written policy) that all transactions between us and Safeguard, Oak or their respective affiliates must be approved by a committee of the Board consisting solely of independent directors. Each of the transactions described above between us and each of Safeguard, Oak and their respective affiliates was approved by a committee of the Board consisting solely of independent directors.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the SEC and to submit copies to the NASDAQ Capital Market. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file.

The rules of the SEC require that we disclose late filings of reports of stock ownership by our directors, executive officers and greater than 10% stockholders. To our knowledge, based solely on our review of such filings and written representations from these reporting persons, all requisite filings were timely made during 2009, except as follows: Dr. Smith failed to timely file a Form 4 to report a grant of stock options in May 2009; Mr. Waller failed to timely file a Form 4 to report a grant of stock options in May 2009; Mr. Slattery failed to timely file a Form 4 to report a grant of stock options in May 2009; and Michael R. Rodriguez, our Senior Vice President and Chief Financial Officer, failed to timely file a Form 3 upon becoming a Section 16 reporting person in December 2009 and failed to timely file Forms 4 to report a grant of stock options and an acquisition of common stock in December 2009. Messrs. Waller and Slattery and Dr. Smith reported the foregoing option grants on Form 4 on August 12, 2009 and Mr. Rodriguez filed his Form 3 on December 23, 2009, reported his stock option grants on a Form 4 on December 23, 2009 and reported his acquisition of common stock on a separate Form 4 on December 23, 2009.

Annex I-17

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion reflects the Compensation Discussion and Analysis of the Company as of December 31, 2009. See the Schedule 14D-9, under “Item 3—Past Contacts, Transactions, Negotiations and Agreements. —Arrangements between the Company and its Executive Officers, Directors and Affiliates” for additional discussion of compensation arrangements with the Company’s executive officers as of November 5, 2010.

Introduction

The Compensation Committee is tasked with ensuring that our executive compensation program meets our corporate objectives. Each year objectives are set by the Compensation Committee and approved by the Board. Management is charged with administering the compensation program according to the policies developed by the Compensation Committee.

Objectives of the Program

The Compensation Committee’s primary objectives with respect to our executive compensation program include the following:

•	providing a competitive total compensation package to attract and retain key personnel;

•	closely aligning executive compensation to our financial performance and increases in stockholder value;

•	providing short term compensation opportunities through our Management Incentive Program, or MIP; and

•	providing long-term compensation opportunities, primarily through equity awards that align executive compensation improvement in stockholder value.

The three principal elements of our executives’ compensation are:

•	base salary;

•	annual incentive compensation through the MIP; and

•	long-term compensation.

The Compensation Committee has the flexibility to use these elements, along with certain other benefits and perquisites, to effectively achieve the objectives of our executive compensation program. For example, the Compensation Committee could put greater emphasis on the annual or long-term incentive compensation, or on certain elements within these programs, depending on the focus of the business, Compensation Committee, or Board objectives. Each element of our executive compensation program is discussed in more detail below.

Elements of Executive Compensation

General

As described above, the aggregate compensation paid to our executive officers in 2009 was comprised of three primary elements: base salary, annual incentive compensation and long-term compensation. These elements, which are described in more detail below, are designed to both attract and retain our executive officers and align their interests with those of our stockholders.

The Compensation Committee considers all aspects of compensation for our Chief Executive Officer, Chief Financial Officer and the other individuals included in the Summary Compensation Table (referred to in this proxy statement as the Named Executive Officers) and our other executive officers. The Compensation Committee reviews each element of executive compensation with respect to its review of each executive’s compensation package and makes its determinations based on corporate and individual performance, as well as general market conditions affecting executive compensation.

From time to time in the course of recruiting for executive officers, we have engaged professional recruiting firms. Our management obtains information from these recruiters concerning the competitive environment for

Annex I-18

high-quality candidates and the compensation package needed to attract and retain these candidates. We provide the Compensation Committee the information provided by these recruiters, and the Compensation Committee takes that information into consideration when determining the appropriate elements of compensation for new and existing executive officers.

Other important factors in determining executive compensation include the background of the individual Named Executive Officers and the other executive officers, their industry knowledge and their experiences in elements of the business that are or are expected to be strategic to our success.

Our Chief Executive Officer reviews the compensation of each of the other executive officers annually and makes recommendations to the Compensation Committee with respect to their compensation levels and any changes thereto that he considers appropriate. When finalizing compensation decisions, the Compensation Committee takes all of these factors into consideration to determine the appropriate compensation package using a combination of base salary, annual incentive compensation, long-term incentives, and other benefits.

The Compensation Committee has the authority to engage its own compensation consultants and other independent advisors to assist in creating and administering our executive compensation policies. Our compensation committee retained Pearl Meyer & Partners, or Pearl Meyer, an independent, third-party compensation consultant, to review our long-term executive incentive and compensation strategy in late 2009 and met with Pearl Meyer during February 2010 to review and discuss their findings. Pearl Meyer provided a report which included a review and analysis of our long-term compensation and incentive strategy for our executive officers, including our Named Executive Officers. Pearl Meyer reviewed our long-term compensation and incentive strategy, particularly with respect to equity compensation, taking into consideration publicly available compensation data of a group of public companies in our “peer group.” Pearl Meyer also reported on its understanding of general trends in recent executive incentive and compensation practices. The Compensation Committee will likely implement many if not all of Pearl Meyer’s recommendations with respect to our long-term executive incentive and compensation strategy in 2010.

Base Salary

For 2009, the Compensation Committee considered whether to increase the base salaries of our Named Executive Officers. In its review, the Compensation Committee considered the executive’s position, experience, performance (with emphasis on 2008 performance), market information concerning compensation of comparable positions at other companies of similar size and stage of development as us (based on the general knowledge of our management and the members of the Compensation Committee, as well as information provided by professional recruiters and compensation consultants, as described herein) and retention concerns. The factors considered by the Compensation Committee in evaluating the annual performance of the Named Executive Officers included:

•	financial performance, including sales, operating results, and cash flow;

•	leadership, strategic vision and long-term strategic planning; and

•	working closely with the Board.

Following its review of the various factors described above, the Compensation Committee increased the base salaries of the Named Executive Officers for fiscal 2009.

“At risk” Compensation

The Compensation Committee believes it is important for a significant portion of our Named Executive Officers’ potential compensation to be tied to our future short- and long-term performance so as to align compensation with increases in stockholder value. Accordingly, the target (and maximum) aggregate compensation opportunity available to our Named Executive Officers is heavily weighted towards annual incentives and long-term compensation, both of which are “at risk” if we do not achieve our short-term and long-

Annex I-19

term strategic objectives. This strategy allows us to “pay for performance,” which reflects the Compensation Committee’s philosophy. A discussion of each of the “at risk” compensation elements follows.

Management Incentive Program (MIP)

The MIP is a key component of the Compensation Committee’s “pay for performance” strategy. The Compensation Committee has used the MIP to directly tie a significant portion of potential annual cash incentive awards to predetermined target levels for revenues and Adjusted EBITDA for the year. The Compensation Committee believes that achievement of these annual financial objectives, as well as other non-financial performance objectives (which we call leadership objectives) will, in the long term, lead to improved stockholder value. In the MIP, each Named Executive Officer has a specific percentage of their base salary eligible for an annual incentive payment.

For 2009, the Compensation Committee established a bonus matrix based on corporate performance objectives that they felt would demonstrate meaningful progress towards achieving our long-term strategic goals. The MIP for 2009 featured the following components and weightings for our Named Executive Officers and other officers:

•	70% based on the achievement of our financial objectives;

•	20% based on the achievement of non-financial corporate objectives; and

•	10% based on the achievement of certain human resource and leadership objectives.

For 2009, the matrix allowed for potential payouts of between 0% and 200% of their MIP target amounts if we achieved or exceeded the following financial objectives during 2009: (i) positive Adjusted EBITDA of $17.5 million for the year ending December 31, 2009; (ii) revenue of not less than $104 million in 2009; and (iii) operating profit of $10.5 million, as well as various non-financial objectives reflected in the table below entitled “2009 MIP Individual Non-Financial Objectives.” There was no mandatory minimum award payable under the 2009 MIP. The Compensation Committee, in its discretion, could award bonuses even if the MIP’s objectives were not met.

Under the MIP, our Chief Executive Officer’s target incentive opportunity for 2009 was 75% of base salary, our President and Chief Operating Officer’s target incentive opportunity for 2009 was 65% of base salary and the other Named Executive Officer participants were at 60% or 50% as shown in the table below:

2009 Target Annual Incentive Cash Award Opportunity

Named Executive Officer	2009 Target Annual Incentive Cash Award (% of Base Salary)
Ronald A. Andrews	75%
Chief Executive Officer and Vice Chairman

Raymond J. Land (1)	60%
Senior Vice President and Chief Financial Officer

Michael R. Rodriguez (2)	60%
Senior Vice President and Chief Financial Officer

Michael J. Pellini, M.D.	65%
President and Chief Operating Officer

David J. Daly	50%
Senior Vice President of Commercial Operations

Annex I-20

(1)	Mr. Land was employed by us as Senior Vice President and Chief Financial Officer from June 2008 until December 2009, at which time his resignation was effective upon the hiring of Mr. Rodriguez.
(2)	Mr. Rodriguez became our Senior Vice President and Chief Financial Officer in December 2009.

At the time the corporate financial objectives were established, the Compensation Committee believed that they were attainable at the established target levels, but substantial uncertainty existed as to whether the goals could be attained at the established levels. After the year ended, the Compensation Committee reviewed our operating results, including our revenue and Adjusted EBITDA for 2009, and concluded based on those operating results that none of our corporate financial objectives for 2009 had been attained. As a result, the Compensation Committee did not authorize the payment of any portion of the potential payout that was contingent on satisfaction of the corporate financial objectives.

Name	Annual Base Salary (A)($)	Bonus Award Target (B)	Financial Objectives (C)	Financial Target Award (A) x (B) x (C) = (D)($)	Percentage of Year Employed by the Company (E)	Percentage of Goals Achieved as Determined by the Compensation Committee (F)	Actual Financial Objective Bonus Payout =(D) × (E) x (F)($)
Ronald A. Andrews	400,000	75%	70%	210,000	100%	0%	0
Raymond J. Land (1)	265,000	60%	70%	111,300	93%	0%	0
Michael R. Rodriguez (2)	295,000	60%	70%	123,900	7%	0%	0
Michael J. Pellini, M.D.	325,000	65%	70%	147,875	100%	0%	0
David J. Daly	215,000	50%	70%	75,250	100%	0%	0

(1)	Mr. Land was employed by us as Senior Vice President and Chief Financial Officer from June 2008 until December 2009, at which time his resignation was effective upon the hiring of Mr. Rodriguez. In connection with such resignation, we entered into a separation agreement with Mr. Land, under which, among other things, we agreed to pay Mr. Land a pro-rata portion of the bonus to which he would have become entitled under our 2009 MIP. See “Potential Payments Upon Termination or Change in Control — Former Senior Vice President and Chief Financial Officer: Raymond J. Land” below.
(2)	Mr. Rodriguez became our Senior Vice President and Chief Financial Officer in December 2009.

The corporate non-financial objectives were based on certain corporate and leadership objectives, including:

•	achievement of certain operational excellence metrics focusing on customer satisfaction and retention;

•	maintaining current compliance levels with all regulatory bodies; and

•	achievement of all project development milestones for new assay development.

The human resource objectives were focused on service levels, product launch and new service offerings, while the leadership objectives focused on development of a performance culture implemented with 360 degree reviews of our executive team, timely performance appraisals, and completion of individual development plans.

Annex I-21

The non-financial performance and leadership objectives totaled 30% of the MIP eligible payout. In reviewing the non-financial performance objectives, the Compensation Committee reviewed each executive’s achievements against such executive’s objectives. The Compensation Committee then determined the degree of achievement for each individual and determined that certain individuals had met or exceeded their non-financial objectives while certain others had not fully satisfied their non-financial objectives. Payouts for non-financial performance and leadership objectives were adjusted accordingly. We used a similar MIP in 2008 and have implemented a similar MIP for 2010, although the objectives and the payout matrix approved by the Compensation Committee vary from year to year. Individual non-financial and leadership objectives for each of our named executives for 2009 are summarized as follows:

2009 MIP Individual Non-Financial Objectives

Named Executive Officer	Individual Corporate / Business Objectives (20%)	Leadership Objectives (10%)
Ronald A. Andrews Chief Executive Officer and Vice Chairman

Effectively Manage Cash:

a.Reduce DSO to < 70 days

b.Establish collections to support < 8% Bad Debt Ratio run rate

c.Capitalize the Company to achieve its 2009 goals

Continue improvements in Operational Efficiency

a.Increase GM per FTE by 20%

b.Increase Revenue per FTE by 15%

Maintain current compliance levels with all regulatory bodies

a.SOX

b.OIG

c.CLIA/CAP

Continue development of
Performance Culture

a.Performance appraisals
completed and on-time
(Q1)

b.Execute Phase II of
leadership training program
to all management (Q3)

c.Individual Development
plans and Skills assessment
matrix for all bonus eligible
personnel (Q3)

d.Complete 360 degree
analysis on Executive
Leadership Team (Q3)

Michael J. Pellini, M.D. President and Chief Operating Officer

Effectively Manage Cash:

a.Reduce DSO to < 70 days

b.Establish collections to support < 8% Bad Debt Ratio run rate

c.Capitalize the Company to achieve its 2009 goals

Continue improvements in Operational Efficiency

a.Increase GM per FTE by 20%

b.Increase Revenue per FTE by 15%

Maintain current compliance levels with all regulatory bodies

a.SOX

b.OIG

c.CLIA/CAP

Continue development of
Performance Culture

a.Performance appraisals
completed and on-time
(Q1)

b.Execute Phase II of
leadership training program
to all management (Q3)

c.Individual Development
plans and Skills assessment
matrix for all bonus eligible
personnel (Q3)

d.Complete 360 degree
analysis on Executive
Leadership Team (Q3)

Annex I-22

Named Executive Officer	Individual Corporate / Business Objectives (20%)	Leadership Objectives (10%)
Michael R. Rodriguez (1) Senior Vice President and Chief Financial Officer

Effectively Manage Cash:

a.Reduce DSO to < 70 days

b.Establish collections to support < 8% Bad Debt Ratio run rate

c.Capitalize the Company to achieve its 2009 goals

Continue improvements in Operational Efficiency

a.Increase GM per FTE by 20%

b.Increase Revenue per FTE by 15%

Maintain current compliance levels with all regulatory bodies

a.SOX

b.OIG

c.CLIA/CAP

Continue development of
Performance Culture

a.Performance appraisals
completed and on-time
(Q1)

b.Execute Phase II of
leadership training program
to all management (Q3)

c.Individual Development
plans and Skills assessment
matrix for all bonus eligible
personnel (Q3)

d.Complete 360 degree
analysis on Executive
Leadership Team (Q3)

Raymond J. Land (2) Former Senior Vice President and Chief Financial Officer

Effectively Manage Cash:

a.Reduce DSO to < 70 days

b.Establish collections to support < 8% Bad Debt Ratio run rate

c.Capitalize the Company to achieve its 2009 goals

Continue improvements in Operational Efficiency

a.Increase GM per FTE by 20%

b.Increase Revenue per FTE by 15%

Maintain current compliance levels with all regulatory bodies

a.SOX

b.OIG

c.CLIA/CAP

Continue development of
Performance Culture

a.Performance appraisals
completed and on-time
(Q1)

b.Execute Phase II of
leadership training program
to all management (Q3)

c.Individual Development
plans and Skills assessment
matrix for all bonus eligible
personnel (Q3)

d.Complete 360 degree
analysis on Executive
Leadership Team (Q3)

Annex I-23

Named Executive Officer	Individual Corporate / Business Objectives (20%)	Leadership Objectives (10%)
David J. Daly Senior Vice President of Commercial Operations

Effectively Manage Cash:

a.Reduce DSO to < 70 days

b.Establish collections to support < 8% Bad Debt Ratio run rate

c.Capitalize the Company to achieve its 2009 goals

Continue improvements in Operational Efficiency

a.Increase GM per FTE by 20%

b.Increase Revenue per FTE by 15%

Maintain current compliance levels with all regulatory bodies

a.SOX

b.OIG

c.CLIA/CAP

Continue development of
Performance Culture

a.Performance appraisals
completed and on-time
(Q1)

b.Execute Phase II of
leadership training program
to all management (Q3)

c.Individual Development
plans and Skills assessment
matrix for all bonus eligible
personnel (Q3)

d.Complete 360 degree
analysis on Executive
Leadership Team (Q3)

(1)	Mr. Land was employed by us as Senior Vice President and Chief Financial Officer from June 2008 until December 2009, at which time his resignation was effective upon the hiring of Mr. Rodriguez.
(2)	Mr. Rodriguez became our Senior Vice President and Chief Financial Officer in December 2009.

Of these non-financial objectives, the Compensation Committee evaluated each of the above-Named Executive Officers on an individual basis and determined the degree to which each of them attained their non-financial objectives as follows:

Name	Annual Base Salary (A)($)	Bonus Award Target (B)	Non- Financial Objectives (C)	Non-Financial Target Award (A) x (B) x (C) = (D)($)	Percentage of Year Employed by the Company (E)	Percentage of Goals Achieved as Determined by the Compensation Committee (F)	Actual Non- Financial Objective Bonus Payout =(D) × (E) x (F)($)
Ronald A. Andrews	363,000	75%	30%	90,000	100%	95%	85,200
Raymond J. Land (1)	265,000	60%	30%	47,700	93%	89%	39,750
Michael R. Rodriguez (2)	295,000	60%	30%	53,100	7%	100%	3,637
Michael J. Pellini, M.D.	325,000	65%	30%	63,375	100%	117%	73,938
David J. Daly	215,000	50%	30%	32,250	100%	117%	37,733

(1)	Mr. Land was employed by us as Senior Vice President and Chief Financial Officer from June 2008 until December 2009, at which time his resignation was effective upon the hiring of Mr. Rodriguez. In connection with such resignation, we entered into a separation agreement with Mr. Land, under which, among other things, we agreed to pay Mr. Land a pro-rata portion of the bonus to which he would have become entitled under our 2009 MIP. See “Potential Payments Upon Termination or Change in Control — Former Senior Vice President and Chief Financial Officer: Raymond J. Land” below.
(2)	Mr. Rodriguez became our Senior Vice President and Chief Financial Officer in December 2009.

Long-Term Compensation

Long-term compensation awards historically were granted to our Named Executive Officers under the 1996 Plan. The 1996 Plan expired on December 11, 2006. At our annual meeting of stockholders held on June 27, 2007, our stockholders voted to approve the 2007 Plan. Under these plans, the Board and the Compensation

Annex I-24

Committee have used equity incentive awards in an effort to closely align the interests of our executives with those of our stockholders.

Equity awards (other than for our Chief Executive Officer) are typically proposed by our Chief Executive Officer, including the identification of employees to receive awards and the nature and size of the awards, and reviewed by the Compensation Committee. In determining the number of options to be granted to the Named Executive Officers, the Compensation Committee employed a methodology similar to that used for awarding increases in executive base salary described above, including the Compensation Committee’s subjective assessment of our operating performance, long-term vision, strategy, as well as general market factors affecting our ability to recruit and retain high-quality management. After reviewing the proposed awards and terms thereof with the Chief Executive Officer, the Compensation Committee recommended to the Board, and the Board approved, grants of equity incentive awards to the Named Executive Officers. The awards were all made in the form of incentive stock options, non-qualified stock options, or restricted stock awards.

Perquisites

We provide our Named Executive Officers with certain perquisites, including automobile expense reimbursement, supplemental company-paid life insurance, housing allowances and relocation expenses, where appropriate. The Compensation Committee believes these perquisites are reasonable and reflect the market for compensation for these positions. Details regarding these benefits are disclosed in the Summary Compensation Table elsewhere in this proxy statement.

Employment Agreements and Change-in-Control Severance Arrangements

For a detailed discussion of our employment agreements and severance benefits, please see the descriptions under the headings “Employment Contracts with Named Executive Officers” and “Potential Payments Upon Termination or Change in Control.”

The Compensation Committee believes employment agreements are important to both our executives and to us in that the executive benefits from the clarity of the terms of his or her employment and is protected from terminations without cause, thereby enhancing our ability to retain the services of qualified executives. In addition, the Compensation Committee believes that the severance provisions described under the heading “Potential Payments Upon Termination or Change in Control,” which are contained in the executives’ employment agreements, as well as the acceleration of vesting of stock options in the event of a change of control under the 2007 Plan if the acquirer does not assume the options (and under the 1996 Plan generally), help provide reasonable assurances that our executive officers will remain with us during an acquisition or change of control event, should one occur, and that they will assist the Board in the assessment of a possible acquisition or change-of-control event. The Compensation Committee evaluates the terms of employment agreements with executive officers from time to time and considers whether one or more terms should be altered in order to compensate executives appropriately in light of the executive’s performance, market conditions, retention considerations, and our business objectives.

Stock Ownership Policies

The Compensation Committee believes stock-based compensation is an important element of compensation and, as discussed above, stock-based compensation figures significantly in our mix of compensation. However, we do not currently have stock ownership requirements for our executive officers.

Other Material Tax Implications of the Program

Section 162(m) of the Code generally disallows a tax deduction to public corporations for compensation over $1,000,000, exclusive of “performance-based” compensation, for any fiscal year paid to a company’s chief executive officer and four most highly compensated executive officers (other than the company’s chief executive

Annex I-25

officer) in service as of the end of any fiscal year. In 2009, none of our Named Executive Officers received base and annual bonus compensation in excess of $1,000,000. For incentive compensation to qualify as “performance-based” compensation, the Compensation Committee’s discretion with respect to the administration of such awards is substantially limited. We believe the 2007 Plan permits the Compensation Committee to award compensation which satisfies the requirements for performance-based compensation under Section 162(m). Though we do not expect the Compensation Committee to award compensation that would be subject to the Section 162(m) limitation in the foreseeable future, we believe the benefit of retaining the ability to exercise discretion over annual bonuses payable under the MIP outweighs the limited risk that any of our Named Executive Officers’ base and annual bonus compensation would exceed the deduction limit under this section. Therefore, the Compensation Committee does not currently intend to seek to qualify compensation payable under the MIP as “performance-based” compensation.

Risk Assessment of Compensation Policies and Practices

The Compensation Committee has reviewed our compensation policies and practices and has concluded that our compensation program is not reasonably likely to have a material adverse effect on our company. In addition, the Compensation Committee has determined that our compensation program does not encourage or incentivize excessive or inappropriate risk-taking by our employees.

Compensation Committee Report

We have reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Compensation Committee of the Board of Directors:

Dr. Dennis M. Smith, Jr. (Chairman)

Gregory D. Waller

Ann H. Lamont

April 23, 2010

Annex I-26

EXECUTIVE COMPENSATION

Summary Compensation Table — 2009

The following table summarizes aggregate amounts of compensation paid or accrued by us for the year ended December 31, 2009 for services rendered by our chief executive officer, chief financial officer and each of our other most highly compensated executive officers as of the end of the last fiscal year whose total compensation exceeded $100,000, referred to in this proxy statement collectively as the Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)(4)	Total ($)
Ronald A. Andrews	2009	400,000	—	—	85,200	22,667	507,867
Chief Executive Officer and Vice Chairman	2008	363,000	—	136,330	251,831	12,519	763,680
	2007	315,000	—	—	66,445	13,236	394,681

Michael R. Rodriguez (5)	2009	20,205	—	402,360	3,637	450	426,652
Senior Vice President and Chief Financial Officer	2008	n/a	n/a	n/a	n/a	n/a	n/a
	2007	n/a	n/a	n/a	n/a	n/a	n/a

Raymond J. Land (6)	2009	246,849	—	—	39,750	457,396	743,995
Senior Vice President and Chief Financial Officer	2008	132,500	—	674,400	73,538	64,946	945,384
	2007	n/a	n/a	n/a	n/a	n/a	n/a

Michael J. Pellini, M.D. (7)	2009	325,000	—	350,595	73,738	375,943	1,125,276
President and Chief Operating Officer	2008	283,250	—	420,200	169,950	128,200	1,001,600
	2007	83,333	—	—	15,840	40,681	139,854

David J. Daly	2009	215,000	—	—	37,733	8,174	260,907
Senior Vice President of Commercial Operations	2008	190,000	478,000	68,165	132,500	8,052	876,717
	2007	185,385	—	—	39,330	8,273	226,988

(1)	The amounts shown in this column represent the grant date fair values for restricted stock awards in 2009, 2008 and 2007, respectively. The 2007 and 2008 award values were recalculated from amounts shown in prior Proxy Statements to reflect their grant date fair values, as required by SEC rules effective for 2010. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (Note 11, Stock-Based Compensation).
(2)	The amounts shown in this column represent the grant date fair values for option awards in 2009, 2008 and 2007, respectively. The 2007 and 2008 award values were recalculated from amounts shown in prior Proxy Statements to reflect their grant date fair values, as required by SEC rules effective for 2010. Further information regarding the 2009 awards is included in the “2009 Grants of Plan-Based Awards” and “2009 Outstanding Equity Awards at Fiscal Year-End” tables later in this Proxy Statement. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (Note 11, Stock-Based Compensation).
(3)	Represents amounts paid under the Management Incentive Plan, which is described in detail under “Compensation Discussion and Analysis — Management Incentive Program (MIP).”
(4)	These amounts are comprised of the compensation described in detail below in the table captioned “All Other Compensation.”
(5)	Mr. Rodriguez became our Senior Vice President and Chief Financial Officer in December 2009.
(6)	Mr. Land was employed by us as Senior Vice President and Chief Financial Officer from June 2008 until December 2009, at which time his resignation was effective upon the hiring of Mr. Rodriguez. See “Potential Payments Upon Termination or Change in Control — Former Senior Vice President and Chief Financial Officer: Raymond J. Land” below.

Annex I-27

(7)	Dr. Pellini joined us as a consultant in September 2007. Pursuant to a services agreement between us and Safeguard, until April 24, 2008, we were obligated to reimburse Safeguard in consideration of Dr. Pellini’s services in accordance with the services agreement. On April 24, 2008, we terminated the services agreement and entered into an employment agreement with Dr. Pellini pursuant to which he serves as our President and Chief Operating Officer. See “Employment Contracts with Named Executive Officers—President and Chief Operating Officer: Michael J. Pellini, M.D.” and “Transactions with Related Persons.” Payments do not reflect additional compensation paid to Dr. Pellini by Safeguard, including options to purchase common stock of Safeguard and restricted stock awards of Safeguard which continue to vest during the period that Dr. Pellini provides services to us.

All Other Compensation Table — 2009

Name	Year	Relocation Benefits ($)(1)	Tax Reimbursements ($)(1)	Automobile Allowance ($)(2)	Company Match to 401(k) Plan ($)	Group Term Life Insurance Premiums ($)(3)	Cash Severance Benefits ($)(4)	Consulting Fees ($)	Total All Other Compensation ($)
Ronald A. Andrews	2009	—	—	7,800	14,300	567	—	—	22,667
	2008	—	—	7,800	4,719	—	—	—	12,519
	2007	—	—	7,800	4,719	717	—	—	13,236

Michael Rodriguez (5)	2009	—	—	450	—	—	—	—	450
	2008	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Raymond J. Land (6)	2009	85,476	—	7,800	16,368	221	347,531	—	457,396
	2008	33,329	23,433	4,500	2,701	983	—	—	64,946
	2007	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a

Michael J. Pellini, M.D.	2009	367,585	—	7,800	—	558	—	—	375,943
	2008	93,808	29,098	5,100	—	194	—	—	128,200
	2007	35,000	3,110	1,767	—	804	—	—	40,681

David J. Daly	2009	—	—	7,800	—	374	—	—	8,174
	2008	—	—	7,800	—	252	—	—	8,052
	2007	—	—	7,800	—	473	—	—	8,273

(1)	These amounts include reimbursements for relocation expenses and the related tax obligations in accordance with each of their respective employment or services agreements.
(2)	These amounts represent automobile allowances of up to $7,800 per annum in accordance with respective employment or services agreements.
(3)	These amounts represent the premium cost of our group life insurance program.
(4)	These amounts represent payments made subsequent to, and as a direct result of, termination of employment, including payment of accrued personal time off.
(5)	Mr. Rodriguez became our Senior Vice President and Chief Financial Officer in December 2009.
(6)	Mr. Land was employed by us as Senior Vice President and Chief Financial Officer from June 2009 until December 2009, at which time his resignation was effective upon the hiring of Mr. Rodriguez.

Annex I-28

Grants of Plan-Based Awards — 2009

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)			All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Option Awards: Number of Securities Underlying Options (#)(3)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)
Ronald A. Andrews	2/24/09	—	300,000	600,000	—	—	—	—

Michael R. Rodriguez	2/24/09	—	12,123	24,247	—	—	—	—
	12/07/09	—	—	—	—	300,000	2.44	402,360

Raymond J. Land	2/24/09	—	148,110	296,219	—	—	—	—

Michael J. Pellini, M.D.	2/24/09	—	211,250	422,500	—	—	—	—
	2/24/09	—	—	—	—	350,000	1.70	350,595

David J. Daly	2/24/09	—	107,500	215,000	—	—	—	—

(1)	Non-Equity Incentive Plan Awards are made under the 2009 MIP. There is no mandatory minimum award payable. The maximum award payable is 200% of the target amount. The amounts in this table represent payouts that might have been achieved based on performance at target or maximum performance levels. The amounts actually earned under this plan for 2009 have been reported in the “Summary Compensation Table” under the column captioned “Non-Equity Incentive Plan Compensation.” Mr. Rodriguez’s possible targets are prorated from his start date of December 7, 2009 through the end of the year, and Mr. Land’s targets are prorated from the beginning of the year to his termination date of December 7, 2009.
(2)	The stock award reported in this column vests as to 25% of the underlying shares on the first anniversary date of the grant date and in 36 equal monthly installments on the same date of each calendar month thereafter. Vesting of equity awards may be accelerated upon death or permanent disability.
(3)	The option awards reported in this column vests as to 25% of the underlying shares on the first anniversary date of the grant date and in 36 equal monthly installments on the same date of each calendar month thereafter. The options have a 10-year term. Vesting of equity awards may be accelerated upon death, permanent disability, termination of employment in connection with a change in control, and upon the occurrence of a change in control. Further information regarding the equity awards that are subject to acceleration of vesting in each circumstance can be found below under “Potential Payments upon Termination or Change in Control.”
(4)	The amounts reported in this column represent the grant date fair value of the awards computed in accordance with FAS 123(R). For a discussion of the valuation assumptions, see footnotes 1 and 2 to the Summary Compensation Table.

Annex I-29

Outstanding Equity Awards at Fiscal Year End — 2009

The following table sets forth summary information regarding the outstanding equity awards held by each of our Named Executive Officers at December 31, 2009:

	Stock Options
Name	Option Grant Date		Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(2)	Option Exercise Price (3)	Option Expiration Date
Ronald A. Andrews	07/20/04		750,000	—	—	1.5800	07/20/14
	11/19/04	(4)	100,000	—	—	1.1500	11/19/11
	04/03/06		73,333	6,667	120,000	1.1200	04/03/13
	02/20/08		45,832	54,168	—	2.1000	02/20/18

Michael R. Rodriguez	12/07/09		—	300,000	—	2.4400	12/07/19

Raymond J. Land (5)	06/10/08		200,000	—	—	2.0800	12/31/10

Michael J. Pellini, M.D.	04/24/08		166,666	233,334	—	1.6200	04/24/18
	02/24/09		—	350,000	—	1.7000	02/24/19

David J. Daly	03/02/05		75,000	—	—	1.4900	03/02/12
	04/03/06		18,333	1,667	30,000	1.1200	04/03/13
	02/20/08		22,916	27,084	—	2.1000	02/20/18

(1)	Unless otherwise identified by footnote, options subject to time-based vesting vest as to 25% of the underlying shares on the first anniversary date of the grant date and in 36 equal installments on the same date of each month thereafter. The vesting dates for each option are listed in the table below by expiration date:

Expiration Date	Initial Vest Date	Subsequent Monthly Vest Dates
12/31/10	06/10/09	Fully Vested at 12/31/09
11/19/11	04/03/07	05/03/07 – 04/03/10
03/02/12	03/02/06	04/02/06 – 03/02/09
04/03/13	04/03/07	05/03/07 – 04/03/10
04/03/13	11/19/05	12/19/05 – 11/19/08
07/20/14	7/20/05	08/20/05 – 07/20/08
06/19/16	06/30/08	Fully Vested on Initial Vest Date
02/20/18	02/20/09	03/20/09 – 02/20/12
02/20/18	02/20/09	03/20/09 – 02/20/12
04/24/18	05/24/09	06/24/09 – 05/24/12
02/24/19	02/24/10	03/24/10 – 02/24/13
12/07/19	12/07/10	01/07/11 – 12/07/13

(2)

Under the terms of the 2006 MIP, the Compensation Committee decided that equity awards granted in April 2006 to Named Executive Officers (and certain other senior managers) would include performance vesting requirements. Under the terms of these option awards, 60% of the shares underlying the applicable option would vest only if we achieved the revenue and EBITDA performance targets for 2006 specified in the 2006 MIP, assuming the recipient remained employed through the date that our 2006 financial statements were published in our 10-K for the year ended December 31, 2006. These options are listed under the column captioned “Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options.” The remaining 40% of the shares underlying the applicable option would vest as noted

Annex I-30

in Note 1 above. We did not achieve the financial targets set by the Compensation Committee and, as a result, the 60% of the shares underlying the options granted to Named Executive Officers (and certain other senior managers) on April 3, 2006 with performance vesting requirements did not vest.

(3)	Exercise price is our market closing price per share on the date of grant.
(4)	Under terms of this grant, options vest in 48 equal monthly installments.
(5)	Pursuant to Ray Land’s severance agreement, this award will expire December 31, 2010.

Option Exercises and Stock Vested During Fiscal Year 2009

No stock options were exercised during 2009 by our Named Executive Officers. The following table summarizes stock awards held by our Named Executive Officers which vested during 2009.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
David J. Daly (1)	95,837	$201,219

(1)	In January 2008, Mr. Daly was granted 200,000 restricted stock awards. In January 2009, 50,000 of such awards cliff vested, one year from the grant date. The remaining 150,000 awards vest in equal monthly increments over 36 months, from February 2009 through January 2012, thus an additional 45,833 awards vested during the period February 2009 through December 2009. The value realized on vesting was determined by the number of shares vested, multiplied by our closing stock price on the date in 2009 that the respective tranche vested.

Employment Contracts with Named Executive Officers

The following discussion reflects the Employment Contracts with Named Executive Officers as of December 31, 2009. See the Schedule 14D-9, under “Item 3—Past Contacts, Transactions, Negotiations and Agreements. —Arrangements between the Company and its Executive Officers, Directors and Affiliates —Employment Agreements with the Company” for a discussion of such employment agreements as of November 5, 2010.

Chief Executive Officer and Vice Chairman: Ronald A. Andrews

Ronald A. Andrews serves as our Chief Executive Officer and Vice Chairman. He also served as our President through April 2008. Mr. Andrews’ original employment agreement provided for a base salary of $315,000 until July 15, 2008, at which time the Compensation Committee approved an amendment to Mr. Andrews’ employment agreement to provide for a base salary of $400,000 per year. In addition, in July 2008, the Compensation Committee approved a retroactive increase in Mr. Andrews’ salary of $4,000 per month for the period from April 1, 2008 through July 15, 2008. On December 15, 2008, we entered into an amended and restated employment agreement with Mr. Andrews which provides for a base salary of $400,000 per year. Mr. Andrews is eligible for an annual performance-based bonus and to receive future grants of stock options. For 2008, Mr. Andrews’ target bonus was based off an assumed base salary of $363,000. Upon the execution of his original employment agreement, Mr. Andrews was granted options to purchase 750,000 shares of our common stock, which vested 25% on the first anniversary of his employment date and in 36 equal monthly installments thereafter. The option was not granted under the 1996 Plan but is subject to the same terms and conditions as are set forth in the standard form stock option agreement used under the 1996 Plan (including such terms and conditions as are incorporated therein from the 1996 Plan itself). We have issued Mr. Andrews additional stock options as described in the table above under the caption “Outstanding Equity Awards at Fiscal Year End 2009.” Pursuant to Mr. Andrews’ restated employment agreement, any unvested stock options held by Mr. Andrews will vest and become immediately exercisable upon a change of control of our company. Mr. Andrews’ restated employment agreement also provides for additional perquisites, such as an automobile allowance, matching contributions under a voluntary savings plan and other compensation as reported in the table captioned “Summary Compensation Table” above. Mr. Andrews’ restated employment agreement provides for the severance benefits described in the table below under the caption “Potential Payments Upon Termination or Change in Control.”

Annex I-31

Former Senior Vice President and Chief Financial Officer: Raymond J. Land

On May 28, 2008, we entered into an employment agreement with Mr. Land, pursuant to which Mr. Land served as our Senior Vice President and Chief Financial Officer, commencing as of June 5, 2008. Under the terms of the agreement, Mr. Land received a base salary of $265,000 per year and was granted an option to purchase 500,000 shares of our common stock. The options vest 25% on the first anniversary of the grant date and in 36 equal monthly installments thereafter (subject to acceleration in the event of a change of control) and have an exercise price equal to the last sale price per share of our common stock on the date of grant. In addition, Mr. Land was eligible to participate in our MIP and was eligible for a target incentive bonus of 60% of base salary based on achievement of company and personal objectives. Mr. Land was also entitled to certain perquisites, such as an automobile allowance, matching contributions under a voluntary savings plan, a monthly $5,000 housing allowance (grossed up to the extent of taxes payable by Mr. Land with respect thereto), and other benefits generally available to our executives. Mr. Land resigned as our Senior Vice President and Chief Financial Officer on December 7, 2009. In connection with Mr. Land’s resignation, we entered into a separation agreement with him, effective December 31, 2009, which provides for the severance benefits described in the table below under the caption “Potential Payments Upon Termination or Change in Control.”

Senior Vice President and Chief Financial Officer: Michael R. Rodriguez

On December 2, 2009, we entered into an employment agreement with Mr. Rodriguez, pursuant to which Mr. Rodriguez serves as our Senior Vice President and Chief Financial Officer, commencing as of December 7, 2009. Under the terms of the agreement, Mr. Rodriguez receives a base salary of $290,000 per year and was granted an option to purchase 300,000 shares of our common stock. The options vest as to 25% on the first anniversary of the grant date and in equal monthly installments on each monthly anniversary of the date of grant thereafter, such that all shares subject to the option shall be vested as of the fourth anniversary of the date of grant (subject to acceleration in the event of a change of control) and have an exercise price equal to the last sale price per share of our common stock on the date of grant. In addition, Mr. Rodriguez is eligible to participate in our MIP and is eligible for a target incentive bonus of 60% of base salary based on achievement of company and personal objectives. Mr. Rodriguez is also entitled to certain perquisites, such as an automobile allowance and other benefits generally available to our executives. Mr. Rodriquez’s employment agreement provides for the severance benefits described in the table below under the caption “Potential Payments Upon Termination or Change in Control.”

President and Chief Operating Officer: Michael J. Pellini, M.D.

Pursuant to a services agreement entered into on October 1, 2007 between us, Dr. Pellini and Safeguard, we appointed Dr. Pellini as our Chief Operating Officer and Safeguard made Dr. Pellini’s services available to us. While providing these services to us, Dr. Pellini remained employed by Safeguard and was not employed by us. In exchange for Safeguard making the services of Dr. Pellini available to us, we reimbursed Safeguard for the following expenses incurred by Safeguard during Dr. Pellini’s tenure with us under this services agreement (with retroactive effect to September 4, 2007, which was the date Dr. Pellini began providing consulting services to us): (i) Dr. Pellini’s base salary at an annualized rate of $250,000 (subject to increase commensurate with salary increases applicable to our executives generally); (ii) the lesser of (A) the annual bonus to which Dr. Pellini would have become entitled as our employee, and (B) the annual bonus actually paid to Dr. Pellini by Safeguard (pro-rated for any partial calendar year); and (iii) certain other expenses associated with Dr. Pellini’s employment by Safeguard and his provision of services to us in California. The services agreement was to continue through June 30, 2008, but was superseded by our employment agreement with Dr. Pellini described below.

On April 24, 2008, we, Safeguard, and Dr. Pellini terminated the services agreement and Dr. Pellini entered into an employment agreement with us, pursuant to which Dr. Pellini serves as our President and Chief Operating Officer, effective as of April 24, 2008. Dr. Pellini’s employment agreement provides for a base salary of $283,250 per year and eligibility for an annual performance-based bonus. Following the execution of his employment agreement, Dr. Pellini was granted options to purchase 400,000 shares of our common stock under

Annex I-32

the 2007 Plan, which will vest 25% on the first anniversary of the grant date and in 36 equal monthly installments thereafter (subject to acceleration in the event of a change of control). Dr. Pellini’s employment agreement also provides for additional perquisites, such as an automobile allowance, matching contributions under a voluntary savings plan, a monthly $8,000 housing allowance (grossed up to the extent of taxes payable by Dr. Pellini with respect thereto), and other compensation. Dr. Pellini’s employment agreement provides for the severance benefits described in the table below under the caption “Potential Payments Upon Termination or Change of Control.”

On February 24, 2009, the Compensation Committee agreed to amend certain terms of Dr. Pellini’s employment agreement, and on February 26, 2009, an amended and restated employment agreement was executed and became effective as of March 1, 2009. Under the terms of the restated agreement, Dr. Pellini’s base salary increased from $283,250 to $325,000, Dr. Pellini’s annual target bonus increased from 60% to 65% of his annual base salary (with the potential to earn up to two times such amount based upon the achievement of company and personal objectives), pro-rated for purposes of calculating his 2009 annual bonus, Dr. Pellini received 350,000 stock options under our standard vesting terms (and also provides for immediate vesting upon change of control), and Dr. Pellini received a loss on sale provision for his home in Pennsylvania of up to $150,000. Such amount is required to be repaid in full if Dr. Pellini should voluntarily cease employment with us before February 24, 2010, and will thereafter be pro-rated monthly to zero through February 24, 2012.

Senior Vice President of Commercial Operations: David J. Daly

David J. Daly currently serves as our Senior Vice President of Commercial Operations and has been with us since the end of February 2005. Mr. Daly’s original employment agreement provided for a base salary of $190,000 per year. On December 15, 2008, we entered into an amended and restated employment agreement with Mr. Daly which provides for a base salary of $190,000 until January 1, 2009, at which time Mr. Daly’s base salary increased to $220,000 per year. Mr. Daly is eligible for an annual performance-based bonus and to receive future grants of stock options. For 2008, Mr. Daly’s target bonus was based off an assumed base salary of $190,000. Following the execution of his original employment agreement, Mr. Daly was granted options to purchase 75,000 shares of our common stock, which vested 25% on the first anniversary of the grant date and in 36 equal monthly installments thereafter. Mr. Daly’s restated employment agreement also provides for additional perquisites, such as an automobile allowance, matching contributions under a voluntary savings plan and other compensation as reported in the table captioned “Summary Compensation Table” above. Mr. Daly’s restated employment agreement provides for the severance benefits described in the table below under the caption “Potential Payments Upon Termination or Change in Control.” On January 30, 2008, Mr. Daly was granted a restricted stock award of 200,000 shares of our common stock, which shares vested 25% on the first anniversary of the grant date and in 36 equal monthly installments thereafter. In addition, in February 2008, Mr. Daly was granted options to purchase 50,000 shares of our common stock under the 2007 Plan, which vested 25% on the first anniversary of the date of grant and in 36 equal monthly installments thereafter. Pursuant to Mr. Daly’s restated employment agreement, any unvested equity awards held by Mr. Daly will vest and become immediately exercisable upon a change of control of our company.

Annex I-33

Potential Payments Upon Termination or Change in Control

The following discussion reflects the potential payments and benefits which the named executive officers could have received as of December 31, 2009. See the Schedule 14D-9, under “Item 3—Past Contacts, Transactions, Negotiations and Agreements. —Arrangements between the Company and its Executive Officers, Directors and Affiliates—Summary of Potential Payments” for potential payments and benefits to which the named executive officers would be entitled to in connection with the Offer and Merger with General Electric.

Messrs. Andrews, Rodriguez and Daly, and Dr. Pellini (effective, in the case of Dr. Pellini, April 24, 2008, the date Dr. Pellini entered into an employment agreement with us) each have, and Mr. Land had, an agreement with us providing for certain benefits upon termination without cause, for good reason in connection with a change of control, or upon death or disability. Any unvested stock options held by these individuals will vest and become immediately exercisable upon a change of control of our company. Under these agreements, the following definitions apply:

Cause	—	violation of any of our written policies; appropriation of a business opportunity of our company; misappropriation of any company funds or property; or conviction of a felony or any other crime with respect to which imprisonment is a possible punishment

Good Reason	—	a material diminution, without executive’s consent, in the nature or status of the executive’s position, title, responsibilities, or duties; a reduction in base salary; or the relocation of our principal office by more than 30 miles

Change of Control	—	a change of control generally occurs when:

(a) an entity, person, or group (other than Safeguard) becomes the beneficial owner of securities having 50% or more of the combined voting power of our securities; or (b) we are subject to any merger, consolidation, or sale of all or substantially all of our assets or a comparable transaction as a result of which all or substantially all of our assets are acquired by another entity (except Safeguard and/or any of its affiliates)

Chief Executive Officer and Vice Chairman: Ronald A. Andrews

Mr. Andrews’ restated employment agreement provides that in the event his employment is terminated (i) by us without cause, (ii) by him with good reason within 12 months of a change of control, or (iii) as a result of his death or disability, he will be entitled to:

•	payment of 24 months’ base salary (based on the base salary in effect at the time of termination);

•	exercise any options which have become exercisable on or before the termination date until the earlier of the first anniversary of the date of termination or the expiration date of the option; and

•

continued coverage under our medical and health plans in accordance with COBRA rules and regulations (which generally provide for an 18 month period upon termination of employment), provided that coverage will end if he obtains comparable coverage from a subsequent employer or otherwise ceases to be eligible for COBRA benefits.

These severance benefits are contingent upon the execution and delivery of a general release and Mr. Andrews’ observance of certain non-competition and non-solicitation covenants. However, these non-competition and non-solicitation provisions may not be enforceable. In the event of termination of Mr. Andrews’ employment for any reason, he will be entitled to receive all accrued, unpaid salary to the date of termination and a pro rata portion of his bonus for the year of termination.

Annex I-34

Former Senior Vice President and Chief Financial Officer: Raymond J. Land

Mr. Land’s employment agreement provided that in the event his employment is terminated (i) by us without cause, (ii) by him with good reason within 12 months of a change of control, or (iii) as a result of his death or disability, he would be entitled to:

•	payment of 12 months’ base salary (based on the base salary in effect at the time of termination);

•	exercise any options which have become exercisable on or before the termination date until the earlier of the first anniversary of the date of termination or the expiration date of the option; and

•

continued coverage under our medical and health plans in accordance with COBRA rules and regulations (which generally provide for an 18 month period upon termination of employment), provided that coverage will end if he obtains comparable coverage from a subsequent employer or otherwise ceases to be eligible for COBRA benefits.

Mr. Land resigned as our Senior Vice President and Chief Financial Officer on December 7, 2009. In connection with Mr. Land’s resignation, we entered into a separation agreement with him, effective December 31, 2009, which provides for certain severance payments to be made by us to Mr. Land.

Senior Vice President and Chief Financial Officer: Michael R. Rodriguez

Mr. Rodriguez’s employment agreement provides that in the event his employment is terminated (i) by us without cause, (ii) by him with good reason within 12 months of a change of control, or (iii) as a result of his death or disability, he will be entitled to:

•	payment of 12 months’ base salary (based on the base salary in effect at the time of termination);

•	exercise any options which have become exercisable on or before the termination date and until the earlier of the first anniversary of the date of termination or the expiration date of the option; and

•

continued coverage under our medical and health plans in accordance with COBRA rules and regulations (which generally provide for an 18 month period upon termination of employment), provided that coverage will end if he obtains comparable coverage from a subsequent employer or otherwise ceases to be eligible for COBRA benefits.

These severance benefits are contingent upon the execution and delivery of a general release and Mr. Rodriguez’s observance of certain non-solicitation covenants. However, these non-solicitation provisions may not be enforceable. In the event of termination of Mr. Rodriguez’s employment for any reason, he will be entitled to receive all accrued, unpaid salary to the date of termination and, so long as Mr. Rodriguez is not terminated for cause, a pro rata portion of his bonus for the year of termination.

President and Chief Operating Officer: Dr. Michael J. Pellini, M.D.

Dr. Pellini’s restated employment agreement provides that in the event his employment is terminated (i) by us without cause, (ii) by him with good reason within 12 months of a change of control, or (iii) as a result of his death or disability, he will be entitled to:

•	payment of 18 months’ base salary (based on the base salary in effect at the time of termination);

•	exercise any options which have become exercisable on or before the termination date and until the earlier of the first anniversary of the date of termination or the expiration date of the option; and

•

continued coverage under our medical and health plans in accordance with COBRA rules and regulations (which generally provide for an 18 month period upon termination of employment), provided that coverage will end if he obtains comparable coverage from a subsequent employer or otherwise ceases to be eligible for COBRA benefits.

Annex I-35

Dr. Pellini’s restated employment agreement also provides that all unvested stock options will vest in the event of a change of control. In addition, in the event that within one year following the date of Dr. Pellini’s termination, either (i) a change of control occurs or (ii) we enter into a definitive agreement pursuant to which, if consummated, a change of control would occur and no later than eighteen months following the date of termination a change of control occurs, all unvested options held by Dr. Pellini shall become fully vested and exercisable immediately prior to the occurrence of any such change of control. Dr. Pellini’s restated employment agreement also provides that, if his employment is terminated without cause after April 1, 2009, we will continue to pay his monthly housing allowance until the earlier of three months after termination or August 31, 2009, in each case to the extent of his actual housing expenses in California that he is not able to mitigate.

These severance benefits are contingent upon the execution and delivery of a general release and Dr. Pellini’s observance of certain non-solicitation covenants. However, these non-solicitation provisions may not be enforceable. In the event of termination of Dr. Pellini’s employment for any reason, he will be entitled to receive all accrued, unpaid salary to the date of termination and a pro rata portion of his bonus for the year of termination.

Senior Vice President of Commercial Operations: David J. Daly

Mr. Daly’s restated employment agreement provides that in the event his employment is terminated (i) by us without cause, (ii) by him with good reason within 12 months of a change of control, or (iii) as a result of his death or disability, he will be entitled to:

•	payment of 12 months’ base salary (based on the base salary in effect at the time of termination);

•	exercise any options which have become exercisable on or before the termination date until the earlier of the first anniversary of the date of termination of the expiration date of the option; and

•

continued coverage under our medical and health plans in accordance with COBRA rules and regulations (which generally provide for an 18 month period upon termination of employment), provided that coverage will end if he obtains comparable coverage from a subsequent employer or otherwise ceases to be eligible for COBRA benefits.

Annex I-36

The following table shows the potential incremental payments and benefits which the Named Executive Officers would be entitled to receive upon termination of employment under their respective agreements. The amounts shown in the table are based on an assumed termination as of December 31, 2009, exclude payments and benefits that are provided on a non-discriminatory basis to our employees generally upon termination of employment, and represent estimates of the incremental amounts that would be paid to each executive upon his termination based on 2009 base salary, 2009 target incentive awards and our current premium costs for their medical and welfare benefits. The actual amounts to be paid would depend on the time and circumstances of an executive’s separation from us. See the Schedule 14D-9, under “Item 3—Past Contacts, Transactions, Negotiations and Agreements. —Arrangements between the Company and its Executive Officers, Directors and Affiliates—Summary of Potential Payments” for potential payments and benefits to which the named executive officers would be entitled to in connection with the Offer and Merger with General Electric.

Potential Payments Upon Termination or Change in Control

	Salary and Bonus ($)	Medical and Welfare Benefits ($)	Acceleration of Equity Awards ($)(1)	Total Termination Benefits ($)
Ronald A. Andrews (2)
Termination without cause (6)	1,100,000	14,286	—	1,114,286
Change of control	—	—	223,593	223,593
Change of control termination, without cause or for good reason	1,100,000	14,286	223,593	1,337,879

Michael R. Rodriguez (3)
Termination without cause (6)	472,000	14,286	—	486,286
Change of control	—	—	63,000	63,000
Change of control termination, without cause or for good reason	472,000	14,286	63,000	549,286

Michael J. Pellini, M.D. (4)
Termination without cause (6)	861,250	14,286	—
Change of control	—	—	572,834	572,834
Change of control termination, without cause or for good reason	861,250	14,286	572,834	1,448,370

David J. Daly (5)
Termination without cause (6)	322,500	14,286	—
Change of control	—	—	63,047	63,047
Change of control termination, without cause or for good reason	322,500	14,286	63,047	399,833

Raymond J. Land
Termination without cause (7)	304,750	23,792	167,756	496,298

(1)	The value in this column was calculated based on the number of shares underlying stock options for which vesting would have been accelerated as of December 31, 2009, multiplied by the difference between our year-end closing price of $2.65 per share, as reported on the NASDAQ Capital Market, and the exercise price of stock options for which vesting would have been accelerated, except for Mr. Land which was valued as of the stock option modification date under the provisions of FAS 123-R.
(2)	Salary and bonus represent 24 months’ salary per Mr. Andrews’ contract terms and target bonus as calculated under the 2009 MIP which remained unpaid as of December 31, 2009.
(3)	Mr. Rodriguez became our Senior Vice President and Chief Financial Officer in December 2009. See “Employment Contracts with Named Executive Officers” and “Potential Payments Upon Termination or Change in Control.” Salary and bonus represent 12 months’ salary per contract terms and target bonus as calculated under the 2009 MIP which remained unpaid as of December 31, 2009.
(4)	Salary and bonus represent 12 months’ salary per Dr. Pellini’s contract terms and target bonus as calculated under the 2009 MIP which remained unpaid as of December 31, 2009.
(5)	Salary and bonus represent 12 months’ salary per contract terms and target bonus as calculated under the 2009 MIP which remained unpaid as of December 31, 2009.
(6)	The potential payments for termination without cause are also triggered by termination of employment as a result of death or disability.
(7)	Amounts shown are actual payments made upon termination of employment plus payments to be made pursuant to a separation agreement effective December 31, 2009.

Annex I-37

Compensation Committee Interlocks and Insider Participation

Until March 2009, the Compensation Committee consisted Dr. Smith (Chairman), and Messrs. Waller and Slattery. The Compensation Committee currently consists of Dr. Smith (Chairman), Mr. Waller and Ms. Lamont. No member of the Compensation Committee during fiscal year 2009 served as an officer, former officer or employee of our company or any of our subsidiaries. During fiscal year 2009, none of our executive officers served as a member of the board of directors or compensation committee of any other entity, one of whose executive officers served as a member of the Board or the Compensation Committee

Annex I-38

BOARD COMPENSATION

2009 Director Compensation

The following table provides information on compensation earned during 2009 by each director who served on the Board at any time during 2009.

Fiscal Year 2009 Director Compensation

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)	Total ($)(3)
Peter J. Boni	—	—	—
James A. Datin	—	—	—
Andrew W. Adams (4)	—	—	—
Ann H. Lamont (4)	—	—	—
Michael J. Pellini, M.D. (4)	—	—	—
Stephen T. Zarrilli	—	—	—
Frank P. Slattery, Jr.	41,000	29,861	70,061
Dennis M. Smith, Jr., M.D.	40,250	29,861	70,111
Gregory D. Waller	46,750	29,861	76,611
Jon R. Wampler (4)	11,000	—	11,000

(1)	The amounts shown in this column represent the grant date fair values for awards in 2009. The grant date fair values have been determined based on the assumptions and methodologies set forth in the Notes to Consolidated Financial Statements included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (Note 11, Stock-Based Compensation).
(2)	At December 31, 2009, each of the directors named below held the number of outstanding and vested stock options to purchase the number of shares of our common stock shown next to his name:

Name	Stock Options Outstanding and Vested (#)
Peter J. Boni	—
James A. Datin	—
Stephen T. Zarrilli	—
Frank P. Slattery, Jr.	118,750
Dennis M. Smith, Jr., M.D.	83,750
Gregory D. Waller	83,750

(3)	Directors are also eligible for reimbursement of expenses incurred in connection with attendance at Board meetings. These amounts are not included in the table above.
(4)	Ann Lamont and Andrew Adams replaced Michael Pellini and Jon Wampler on the Board on March 23, 2009.

Directors employed by us or a wholly-owned subsidiary receive no additional compensation, other than their normal salary, for serving on the Board or its committees. Through May 12, 2009, each director who was not an employee of our company, a subsidiary of our company, Safeguard or Oak was paid a fee of $1,000 per meeting for attendance at Board meetings and each committee meeting, except that if such director participated in a Board or committee meeting via telephone, he was paid a fee of $500 for that meeting. Effective May 13, 2009, each director who is not an employee of our company, a subsidiary of our company, Safeguard or Oak received an annual cash retainer of $20,000. An additional $5,000 annual fee was paid to each director who served as a chairperson of the Compensation Committee and the Corporate Governance Committee. An additional $7,500 annual fee was paid to the director who serves as the chairperson of the Audit Committee. Also effective as of

Annex I-39

May 13, 2009, each such director was paid a fee of $1,500 per meeting for attendance at Board meetings and each committee meeting, except that if such director participates in a Board or committee meeting via telephone, he was paid a fee of $500 for that meeting. All directors receive reimbursement of out-of-pocket expenses incurred in connection with attending meetings of the Board or Board committees or with respect to other company business.

Each director who is not an employee of our company, our subsidiaries, Safeguard or Oak is eligible to receive stock option grants at the discretion of the Board. Directors’ initial option grants are to purchase 30,000 shares of our common stock, have a seven-year term and are 20% vested on the grant date, with the remaining 80% vesting in 12 equal increments on the same day of each third month thereafter. Effective May 13, 2009, directors’ annual option grants are to purchase 20,000 shares of our common stock, vesting 25% each three months following the grant date. Any director who serves as a committee chairperson may also receive additional annual grants to purchase 5,000 shares of our common stock, which vest 25% each three months following the grant date. The exercise price of these options is equal to the closing price of a share of our common stock as reported on the NASDAQ Capital Market on the grant date. On May 13, 2009, option grants were awarded to independent directors serving on the board at an exercise price of $2.71 per share, as follows: 25,000 each to Messrs. Slattery and Waller, and Dr. Smith.

Annex I-40

ANNEX II

OPINION OF GOLDMAN, SACHS & CO.

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

October 22, 2010

Board of Directors

Clarient, Inc.

31 Columbia

Aliso Viejo, California 92656

Ladies and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than General Electric Company (“GE”) and its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Clarient, Inc. (the “Company”) of the $5.00 per Share in cash to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of October 22, 2010 (the “Agreement”), by and among GE, Crane Merger Sub, Inc., an indirect, wholly owned subsidiary of GE (“Acquisition Sub”), and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Acquisition Sub will pay $5.00 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares owned by GE, Acquisition Sub and their affiliates or held in the treasury of the Company or owned of record by any of its subsidiaries and any Dissenting Shares (as defined in the Agreement)) will be converted into the right to be paid $5.00 in cash.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of the Company, GE, any of their respective affiliates and third parties, including Safeguard Scientifics, Inc., a significant stockholder of the Company (“Safeguard”), and its affiliates and portfolio companies and affiliates of Oak Management Corporation, an affiliate of a significant stockholder of the Company (“Oak”), or any currency or commodity that may be involved in the transactions contemplated by the Agreement (the “Transactions”) for their own account and for the accounts of their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transactions. We expect to receive fees for our services in connection with the Transactions, the principal portion of which is contingent upon consummation of the Transactions, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to Oak and its affiliates from time to time. We also have provided certain investment banking services to GE and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as GE’s financial advisor in the acquisition of Vital Signs, Inc., which closed in October 2008; as joint bookrunning manager with respect to an offering of 547,825,000 shares of GE’s common stock and $3 billion of GE’s preferred stock in October 2008; as joint bookrunning manager with respect to a public offering by GE Capital Corporation, a subsidiary of GE, of medium term notes (aggregate principal amount of $6.5 billion) in December 2008; as joint bookrunning manager in a public offer by GE Capital Corporation to exchange subordinated debentures for trust securities (aggregate principal amount of $7.7 billion) in February 2010; and as joint bookrunning manager with respect to a public offering by NBC Universal, Inc., a subsidiary of GE, of senior unsecured notes (aggregate principal amount of $5.1 billion) in

Annex II-1

September 2010. We may also in the future provide investment banking services to the Company, GE, Oak and their respective affiliates and Safeguard and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also may have co-invested with Oak, GE Capital Corporation and their respective affiliates from time to time and may have invested in limited partnership units of affiliates of Oak and GE Capital Corporation from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended December 31, 2009; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; certain publicly available research analyst reports for the Company; and certain internal financial analyses and forecasts for the Company prepared by its management, as approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the diagnostic services industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the expected benefits of the Transactions in any way meaningful to our analysis. We also have assumed that the Transactions will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transactions or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the $5.00 per Share in cash to be paid to the holders (other than GE and its affiliates) of Shares pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transactions or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transactions, including, without limitation, the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the $5.00 per Share in cash to be paid to the holders (other than GE and its affiliates) of Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transactions and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any

Annex II-2

holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $5.00 per Share in cash to be paid to the holders (other than GE and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/S/ GOLDMAN, SACHS & CO.
(Goldman, Sachs & Co.)

Annex II-3

ANNEX III

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE SECTION 262

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision,

Annex III-1

the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of

Annex III-2

Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

Annex III-3

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Annex III-4